HellerEhrman

January 19, 2007

07020676

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcements regarding notice of substantial shareholder's interest or cessation of interest of the Great Wall Acquisition Corporation, Intel Pacific, Inc. and Intel Corporation, dated January 15, 2007, published (in English language) on the SGX public website;

(2) The Company's announcements regarding notice of change in the interest of Foo Meng Tong and Chow Kok Kee, dated January 4, 2007, published (in English language) on the SGX public website;

(3) The Company's announcement regarding voluntary offer by DBS Bank Ltd for and on behalf of Great Wall Acquisition Corporation for the Company – Despatch of Offeree Circular, dated January 3, 2007, published (in English language) on the SGX public website;

dlw 1/30

(4) The Company's announcements regarding notice of a substantial shareholder's interest (Intel Pacific, Inc.), dated January 3, 2007, published (in English language) on the SGX public website;

(5) The Company's announcements regarding notice of a substantial shareholder's interest (Intel Corporation), dated January 3, 2007, published (in English language) on the SGX public website;

(6) The Company's announcement regarding notice of change of a substantial shareholder's interest or cessation of interest (Great Wall Acquisition Corporation), dated Dec 28, 2006, published (in English language) on the SGX public website;

(7) The Company's announcements regarding the change in each of the following substantial shareholder's or director's interests, dated December 26, 2006, published (in English language) on the SGX public website:

(a) Super Dynamic Consultancy Limited;
(b) Technology Venture Investments Limited;
(c) Turnaround Limited;
(d) Mr Hudson Hut-Shing Wong;
(e) Mr Yin Jianping;
(f) Venture International Investment Holdings Limited;
(g) Mr Ron Chan;
(h) Mr Li Wei; and
(i) Great Wall Acquisition Corporation

(j) The Company's announcement regarding the change of address of share transfer agent in Singapore and place where register of members is kept, dated December 26, 2006, published (in English language) on the SGX public website;

(k) The Company's announcement regarding change of place where register of members is kept, dated December 21, 2006, published (in English language) on the SGX public website;

(l) The Company's announcement regarding DTV Network Systems, Inc, dated December 21, 2006, published (in English language) on the SGX public website;

(m) The Company's announcement regarding Hughes Electronic Corporation (now known as The DIRECTV Group, Inc.), dated December 21, 2006, published (in English language) on the SGX public website; and

(n) The Company's announcement regarding the change in the interest of director or substantial shareholders of Intel Pacific, Inc. and Intel Corporation, dated December 20, 2006, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/16

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	18-Jan-2007 18:52:37
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to Issuer *	18-01-2007
2.	Name of Substantial Shareholder *	GREAT WALL ACQUISITION CORPORATION ("GWAC")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	17-01-2007
2.	The change in the percentage level	From 75.99 % To 80.05 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in interest on 17 January 2007 from 75.99% to 80.05% pursuant to the receipt of acceptances tendered in acceptance of the voluntary offer by GWAC to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	355,564,604	0
As a percentage of issued share capital	75.99 %	0 %
No. of shares held after the change	374,593,604	0
As a percentage of issued share capital	80.05 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	18-Jan-2007 12:02:09
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-01-2007
2.	Name of Substantial Shareholder *	GREAT WALL ACQUISITION CORPORATION ("GWAC")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	16-01-2007
2.	The change in the percentage level	From 73.05 % To 75.99 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in interest on 16 January 2007 from 73.05% to 75.99% pursuant to the receipt of acceptances tendered in acceptance of the voluntary offer by GWAC to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	341,811,111	0
As a percentage of issued share capital	73.05 %	0 %
No. of shares held after the change	355,564,604	0
As a percentage of issued share capital	75.99 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Print this page

Request for Suspension
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	17-Jan-2007 19:51:54
Announcement No.	00153

>> Announcement Details
The details of the announcement start here ...

Date of Suspension *	18-01-2007
Time of Suspension *	0900 hours
Reasons for Suspension *	On 17 January 2007, DBS Bank Ltd, for and on behalf of Great Wall Acquisition Corporation (the "Offeror"), announced that as at 5.00 p.m. on 17 January 2007, (a) the number of ordinary shares of US$0.08 each ("Shares") in the capital of ChinaCast Communication Holdings Limited (the "Company") owned, controlled or agreed to be acquired by the Offeror, and (b) valid acceptances of the voluntary offer made by the Offeror to acquire all the issued Shares, amount to an aggregate of 374,593,604 Shares, representing approximately 80.05% of the issued share capital of the Company. The Company notes that based on its records, Hughes Network Systems, LLC, a substantial shareholder of the Company (which does not fall under the definition of "public" in the Listing Manual), still holds 62,966,736 Shares representing approximately 13.46% of the issued Shares. As a result of the above, the request for trading suspension is made today in light of the "free float" of the shares of the Company falling below 10% as provided under Listing Manual Rule 723.

Close Window

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	15-Jan-2007 17:11:56
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-01-2007
2.	Name of Substantial Shareholder *	Great Wall Acquisition Corporation ("GWAC")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	11-01-2007
2.	The change in the percentage level	From 67.12 % To 73.05 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in interest on 11 January 2007 from 67.12% to 73.05% pursuant to the receipt of acceptances tendered in acceptance of the voluntary offer by GWAC to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	314,049,360	0
As a percentage of issued share capital	67.12 %	0 %
No. of shares held after the change	341,811,111	0
As a percentage of issued share capital	73.05 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	15-Jan-2007 17:14:23
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-01-2007
2.	Name of Substantial Shareholder *	Intel Pacific, Inc

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	11-01-2007
2.	The change in the percentage level	From 5.01 % To 0 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Disposal of shares pursuant to the terms of the tender offer by Great Wall Acquisition Corporation.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	23,433,751	0
As a percentage of issued share capital	5.01 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	15-Jan-2007 17:16:51
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-01-2007
2.	Name of Substantial Shareholder *	Intel Corporation

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	11-01-2007
2.	The change in the percentage level	From 5.01 % To 0 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Disposal of shares by Intel Pacific, Inc ("IPI") pursuant to the terms of the tender offer by Great Wall Acquisition Corporation.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	23,433,751
As a percentage of issued share capital	0 %	5.01 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	08-Jan-2007 17:28:34
Announcement No.	00070

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 05-01-2007

2. Name of Substantial Shareholder * — Great Wall Acquisition Corporation ("GWAC")

3. Please tick one or more appropriate box(es): *

   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	04-01-2007
2.	The change in the percentage level	From 65.58 % To 66.03 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in interest on 4 January 2007 from 65.58% to 66.03% pursuant to the receipt of acceptances tendered in acceptance of the voluntary offer by GWAC to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	306,883,360	0
As a percentage of issued share capital	65.58 %	0 %
No. of shares held after the change	308,951,360	0
As a percentage of issued share capital	66.03 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	04-Jan-2007 18:52:14
Announcement No.	00141

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOTICE OF CHANGE IN THE INTEREST OF A DIRECTOR
Description	Please refer to the attached.
Attachments:	MrFooMengTong.pdf Total size = **13K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF CHANGE IN THE INTEREST OF A DIRECTOR

PART I [Please complete this Part]

1. Date of notice to issuer: 04/01/2007

2. Name of Director: Foo Meng Tong

3. Please tick one or more of appropriate

[X] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[ ] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[ ] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 04/01/2007

2. Name of Registered Holder: Foo Meng Tong

3. Circumstance(s) giving rise to the interest or change in interest: Disposal of shares to Great Wall Acquisition Corporation ("GWAC") as per the Voluntary Offer by DBS Bank Ltd for and on behalf of GWAC.

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before change: As a percentage of issued share capital:	100,000 0.021%
No. of shares which are the subject of this notice:	100,000
As a percentage of issued share capital:	0.021%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.046970408 common stock, par value US$0.0001 per share of GWAC
No. of shares held after the change: As a percentage of issued share capital:	0 0%

PART III Not Applicable

1. Date of change of interest:

2. The change in the percentage level:

3. Circumstance(s) giving rise to the interest or change in interest:

Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	100,000	0
As a percentage of issued share capital:	0.021%	0%
No. of shares held after the change:	0	0
As a percentage of issued share capital:	0%	0%

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	04-Jan-2007 18:44:06
Announcement No.	00134

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF CHANGE IN THE INTEREST OF A DIRECTOR
Description	Please refer to the attached.
Attachments:	MrChowKokKee.pdf Total size = **13K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF CHANGE IN THE INTEREST OF A DIRECTOR

PART I [Please complete this Part]

1. **Date of notice to issuer:** 04/01/2007
2. **Name of Director:** Chow Kok Kee
3. **Please tick one or more of appropriate**

[X] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[ ] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[ ] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 04/01/2007
2. **Name of Registered Holder:** Chow Kok Kee
3. **Circumstance(s) giving rise to the interest or change in interest:** Disposal of shares to Great Wall Acquisition Corporation ("GWAC") as per the Voluntary Offer by DBS Bank Ltd for and on behalf of GWAC.
4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before change: **As a percentage of issued share capital:**	100,000 0.021%
No. of shares which are the subject of this notice:	100,000
As a percentage of issued share capital:	0.021%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.046970408 common stock, par value US$0.0001 per share of GWAC
No. of shares held after the change: **As a percentage of issued share capital:**	0 0%

PART III Not Applicable

1. **Date of change of interest:**
2. **The change in the percentage level:**
3. **Circumstance(s) giving rise to the interest or change in interest:**

 # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	100,000	0
As a percentage of issued share capital:	0.021%	0%
No. of shares held after the change:	0	0
As a percentage of issued share capital:	0%	0%

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	03-Jan-2007 12:40:32
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	VOLUNTARY OFFER BY DBS BANK LTD FOR AND ON BEHALF OF GREAT WALL ACQUISITION CORPORATION FOR CHINACAST COMMUNICATION HOLDINGS LIMITED - DESPATCH OF OFFEREE CIRCULAR
Description	Please refer to the attached.
Attachments:	Chinacast_DespatchCircular3Jan07.pdf ChinaCast_Circular_Final.pdf Total size = **686K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

VOLUNTARY OFFER BY DBS BANK LTD FOR AND ON BEHALF OF GREAT WALL ACQUISITION CORPORATION FOR CHINACAST COMMUNICATION HOLDINGS LIMITED – DESPATCH OF OFFEREE CIRCULAR

The board of directors (the "**Board**") of ChinaCast Communication Holdings Limited (the "**Company**") refers to the voluntary offer (the "**Offer**") by DBS Bank Ltd for and on behalf of Great Wall Acquisition Corporation (the "**Offeror**") for the Company.

The Board wishes to announce that the Company has today despatched to the shareholders of the Company (the "**Shareholders**") a circular dated 3 January 2007 (the "**Circular**"). The Circular contains, *inter alia*, the advice of PricewaterhouseCoopers Corporate Finance Pte Ltd, the independent financial adviser to the directors of the Company who are considered independent for the purpose of making a recommendation to the Shareholders in respect of the Offer (the "**Independent Directors**") and the recommendations of the Independent Directors to the Shareholders in respect of the Offer.

Shareholders who do not receive the Circular may obtain a copy of the Circular from the Share Transfer Agent of the Company at the following address:

Lim Associates (Pte) Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483

A copy of the Circular is attached to this announcement.

Shareholders should note that the closing date of the Offer is 3.30 p.m. on 18 January 2007 and that the Offeror has announced that it has no intention of extending the Offer. Shareholders who wish to accept the Offer must do so by 3.30 p.m. on 18 January 2007 and any acceptances received after 3.30 p.m. on 18 January 2007 will be rejected.

Responsibility Statement

The directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from any published or publicly available sources, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

By order of the Board

Antonio Sena
Company Secretary
3 January 2007

CIRCULAR DATED 3 JANUARY 2007

THIS CIRCULAR IS IMPORTANT AS IT CONTAINS THE RECOMMENDATIONS OF THE INDEPENDENT DIRECTORS OF CHINACAST COMMUNICATION HOLDINGS LIMITED AND THE ADVICE OF THE INDEPENDENT FINANCIAL ADVISER. THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION AND YOU SHOULD READ IT CAREFULLY.

If you are in any doubt in relation to this Circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your ordinary shares of US$0.08 each in the capital of ChinaCast Communication Holdings Limited (the "**Shares**") held through The Central Depository (Pte) Limited ("**CDP**"), you need not forward this Circular to the purchaser or transferee as arrangements will be made by CDP for a separate Circular to be sent to the purchaser or transferee. If you have sold or transferred all your Shares which are not deposited with CDP, you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale, for onward transmission to the purchaser or transferee.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

双威通讯
ChinaCast

CHINACAST COMMUNICATION HOLDINGS LIMITED

(Incorporated in Bermuda)
(Registration No. 34476)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE VOLUNTARY CONDITIONAL OFFER

By

DBS BANK LTD

(Incorporated in the Republic of Singapore)
(Company Registration No. 196800306E)

for and on behalf of

GREAT WALL ACQUISITION CORPORATION

(Incorporated in Delaware, United States of America)

TO ACQUIRE ALL THE SHARES IN THE CAPITAL OF
CHINACAST COMMUNICATION HOLDINGS LIMITED

Independent Financial Adviser to the Independent Directors of ChinaCast Communication Holdings Limited

PricewaterhouseCoopers Corporate Finance Pte Ltd

(Incorporated in the Republic of Singapore)
(Company Registration Number:197501605H)

Shareholders should note that the Offer will close at 3.30 p.m. on 18 January 2007. Shareholders who wish to accept the Offer must do so by 3.30 p.m. on 18 January 2007. **The Offeror does not intend to extend the Offer beyond 3.30 p.m. on 18 January 2007. The Offeror has given notice in the Offer Document that the Offer will not be open for acceptance beyond 3.30 p.m. on 18 January 2007 save that such notice shall not be capable of being enforced in a competitive situation.**

CONTENTS

Except where the context otherwise requires or unless otherwise defined herein, the following definitions apply throughout this Circular :-

"Board of Directors"	:	The board of Directors of the Company
"Bermuda Act"	:	Companies Act 1981 of Bermuda
"CCHL Share Option Schemes"	:	The ChinaCast Pre-IPO Employee Share Option Scheme (**"Pre-IPO Option Scheme"**) and the ChinaCast Post-IPO Employee Share Option Scheme (**"Post-IPO Option Scheme"**) adopted by Shareholders on 29 March 2004
"CDP" or **"Depository"**	:	The Central Depository (Pte) Limited
"Circular"	:	This circular to Shareholders dated 3 January 2007 issued by the Company in relation to the Offer setting out, *inter alia*, the recommendation of the Independent Directors and the advice from PwCCF to the Independent Directors
"Closing Date"	:	18 January 2007, being the last day for the lodgement of acceptances of the Offer
"Code"	:	The Singapore Code on Take-overs and Mergers (as revised with effect from 1 January 2002)
"Company" or **"CCHL"** or **"Offeree"**	:	ChinaCast Communication Holdings Limited
"Concert Parties"	:	Parties acting or deemed to be acting in concert with the Offeror in connection with the Offer
"DBS Bank"	:	DBS Bank Ltd
"Depositor"	:	A person being a Depository Agent or a holder of a securities account maintained with CDP but does not include the holder of a sub-account maintained with a Depository Agent
"Depository Agent"	:	An entity registered as a depository agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others
"Directors"	:	The directors of the Company (including the Independent Directors) as at the Latest Practicable Date
"FAA"	:	Form of Acceptance and Authorisation, which forms part of the Offer Document and which is issued to Shareholders whose Shares are deposited with CDP
"FAT"	:	Form of Acceptance and Transfer, which forms part of the Offer Document and which is issued to Shareholders whose Shares are not deposited with CDP

"FY"	:	Financial year ended or ending 31 December, as the case may be
"Group"	:	CCHL and its subsidiaries
"GWAC Common Stock"	:	Common stock, par value US$0.0001 per share of GWAC
"GWAC Units"	:	Units comprising one share of GWAC Common Stock and two GWAC Warrants
"GWAC Warrants"	:	Redeemable common stock purchase warrants issued by GWAC, as more fully described in paragraph 1.4 of Appendix III to the Offer Document
"Independent Directors"	:	The Directors who are independent for the purpose of making recommendations to Shareholders in respect of the Offer, namely, Daniel Kar Keung Tseung, Foo Meng Tong and Chow Kok Kee
"IPO"	:	Initial public offering
"Latest Practicable Date"	:	26 December 2006, being the latest practicable date prior to the printing of this Circular
"Listing Manual"	:	The Listing Manual of the SGX-ST
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"Member"	:	Any registered holder of the Shares
"Offer"	:	The voluntary conditional offer by DBS Bank for and on behalf of the Offeror to acquire all the Offer Shares at the Offer Consideration on the terms and conditions set out in the Offer Document, the FAA and the FAT
"Offer Announcement"	:	The announcement dated 7 December 2006 issued by DBS Bank for and on behalf of the Offeror, of the firm intention of the Offeror to make the Offer
"Offer Announcement Date"	:	7 December 2006, being the date of the Offer Announcement
"Offer Document"	:	The offer document dated 19 December 2006 issued by DBS Bank for and on behalf of the Offeror, containing the formal terms of the Offer, including the FAA and the FAT, and any other document which may be issued by or on behalf of the Offeror to amend, revise, supplement or update such document from time to time
"Offer Period"	:	The period from the Possible Offer Announcement Date until the date the Offer is declared to have closed or lapsed

"Offer Consideration"	:	The Offer for each Offer Share will be made on the basis of 0.046970408 new GWAC Common Stock or S$0.28 in cash and so on in proportion for any other number of Offer Shares
"Offer Shares"	:	All the CCHL Shares in issue (including all new CCHL Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the Offer of any Options)
"Offeror" or **"GWAC"**	:	Great Wall Acquisition Corporation
"Options"	:	Options to subscribe for new Shares granted under the CCHL Share Option Schemes
"PRC" or **"China"**	:	People's Republic of China
"Possible Offer Announcement"	:	The announcement dated 14 September 2005 issued by DBS Bank for and on behalf of the Offeror, of the making of the Offer subject to fulfilment of the pre-conditions
"Possible Offer Announcement Date"	:	14 September 2005, being the date of the Possible Offer Announcement
"PwCCF"	:	PricewaterhouseCoopers Corporate Finance Pte Ltd
"Securities Account"	:	A securities account maintained by a depositor with CDP but does not include a securities sub-account
"SEC"	:	United States Securities and Exchange Commission
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Share Transfer Agent"	:	Lim Associates (Pte) Ltd
"SIC"	:	Securities Industry Council of Singapore
"Singapore Act"	:	The Companies Act, Chapter 50 of Singapore
"Shares" or **"CCHL Shares"**	:	Ordinary shares of US$0.08 each in the capital of the Company
"Shareholder(s)"	:	Holder(s) of the Shares, including persons whose Shares are deposited with CDP or who have purchased Shares on the SGX-ST at any time on or prior to the Closing Date

Currencies

"RMB"	:	Renminbi, the lawful currency of the PRC
"S$"	:	Singapore dollars and cents, respectively, the lawful currency of Singapore
"US$"	:	United States dollars, the lawful currency of the United States of America

Metrics

"per cent." or **"%"**	:	Percentage or per centum

Unless otherwise defined, the term "**acting in concert**" shall have the meaning ascribed to it in the Code.

The term "**depositor**" shall have the meaning ascribed to it in Section 130A of the Singapore Act.

The term "**related corporation**" shall have the meaning ascribed to it in Section 6 of the Singapore Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall, where applicable, include references to corporations.

Any reference in this Circular to an enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Singapore Act, the Bermuda Act, the Listing Manual or the Code or any statutory or regulatory modification thereof and not otherwise defined in this Circular shall, where applicable, have the meaning assigned to it under the Singapore Act, the Bermuda Act, the Listing Manual or the Code or any such statutory or regulatory modification as the case may be.

Any reference in this Circular to a time of day and date shall be a reference to Singapore time and date respectively, unless otherwise stated.

Any discrepancies in this Circular between the listed amounts and the total thereof are due to rounding.

Accordingly, figures may have been adjusted to ensure that totals reflect an arithmetic aggregation of the figures that precede them.

SUMMARY TIMETABLE

Date of Despatch of Offer Document	:	21 December 2006
Close of Offer Period	:	3.30 p.m. on 18 January 2007
Date of despatch of payment for valid acceptance of the Offer[1] (whether by way of cheques or new GWAC Common Stock (as the case may be)	:	Not later than 21 days after the Offer becomes or is declared unconditional in all respects, or 21 days after receipt of valid acceptances where such acceptances are tendered after the Offer has become or been declared unconditional in all respects

Note:

(1) Please refer to Appendix X, paragraph 2 of the Offer Document for further details.

SUMMARY PROCEDURES FOR ACCEPTANCE

This summary should be read in conjunction with, and in the context of, Appendix X of the Offer Document.

If you hold Offer Shares :-

(a) which are or will be standing to the credit of your Securities Account and wish to accept the Offer, you should complete and sign the FAA in accordance with the provisions and instructions in the Offer Document including the provisions and instructions printed on the FAA (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward the completed FAA in the enclosed pre-addressed envelope **either by hand**, to :-

Great Wall Acquisition Corporation
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807

or by post, at your own risk, to :-

Great Wall Acquisition Corporation
c/o The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

in each case so as to arrive not later than 3.30 p.m. on the Closing Date; or

(b) which are not deposited with CDP and wish to accept the Offer, you should complete and sign the accompanying FAT in accordance with the provisions and instructions in the Offer Document including the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward, at your own risk, the duly completed and signed FAT, together with the relevant share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Offeror, in the enclosed pre-addressed envelope to :-

Great Wall Acquisition Corporation
c/o Lim Associates (Pte) Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483

so as to arrive not later than 3.30 p.m. on the Closing Date.

CHINACAST COMMUNICATION HOLDINGS LIMITED

(Incorporated in Bermuda)
(Registration No. 34476)

Directors

Yin Jianping
Chan Tze Ngon, Ron
Li Wei
Daniel Kar Keung Tseung
Foo Meng Tong
Chow Kok Kee

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

3 January 2007

To : The Shareholders of ChinaCast Communication Holdings Limited

Dear Sir/Madam

VOLUNTARY CONDITIONAL OFFER BY DBS BANK FOR AND ON BEHALF OF THE OFFEROR, GREAT WALL ACQUISITION CORPORATION, FOR THE OFFER SHARES

1 INTRODUCTION

1.1 On 14 September 2005, DBS Bank announced, for and on behalf of the Offeror, that, subject to the satisfaction or waiver of the Pre-Conditions as referred to in section 2 below, the Offeror intends to make a voluntary conditional offer to acquire all the issued ordinary shares of US$0.08 each in the capital of CCHL.

1.2 The making of the Offer and the posting of the Offer Document was to be subject to, and will take place following, the satisfaction or waiver of the following pre-conditions (collectively, "**Pre-Conditions**" and each a "**Pre-Condition**"):

(a) all resolutions as may be necessary or incidental to approve, implement and effect the Offer, the acquisition of any Shares pursuant to the Offer or otherwise, and the allotment and issue of new GWAC Common Stock pursuant to the Offer or any other acquisitions of Shares (including pursuant to any compulsory acquisition pursuant to Section 102(1) of the Bermuda Act) having been passed at a general meeting of the stockholders of GWAC (or any adjournment thereof); and

(b) CCHL providing GWAC with audited consolidated financial statements of CCHL prepared in accordance with U.S. generally accepted accounting principles and Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended, for at least its two most recent financial years and such other financial information as may be required to be included in any filing (or exhibit thereto) to be filed with the SEC in connection with the Offer by 30 September 2005.

In the same announcement, it was further stated that if and when the Pre-Conditions were satisfied or waived, DBS Bank, for and on behalf of the Offeror, would announce the firm intention on the part of the Offeror to make the Offer.

On 22 November 2006, DBS Bank, for and on behalf of the Offeror, announced that it had set 11 December 2006 for a special meeting of its stockholders ("**Special Meeting**") to consider and vote on the following proposals ("**Proposals**"):

(i) the proposed Offer and the acquisition by the Offeror of at least a majority and up to all outstanding CCHL Shares ("**CCHL Acquisition**");

(ii) amending the Offeror's charter at the time of the CCHL Acquisition to increase the number of authorised shares of GWAC Common Stock to 100,000,000; and

(iii) changing the Offeror's corporate name to "ChinaCast Education Corporation".

The date of the Special Meeting was subsequently amended and DBS Bank has since announced for and on behalf of the Offeror that the Special Meeting was held on 18 December 2006.

On the Offer Announcement Date, DBS Bank, for and on behalf of the Offeror, announced that notwithstanding that not all the Pre-Conditions have been fulfilled as at the date of that announcement, the Offeror wished to waive the Pre-Conditions and announce its firm intention to make the Offer on terms and conditions described in that announcement subject to the Offer Document.

Accordingly, DBS Bank, for and on behalf of the Offeror, had announced on the Offer Announcement Date the firm intention on the part of the Offeror to make the Offer.

On 21 December 2006, DBS Bank, for and on behalf of the Offeror, announced that the Offeror has on 21 December 2006 received valid acceptances of the Offer resulting in the Offeror and parties acting in concert with it holding such number of CCHL Shares carrying more than 50% of the maximum potential issued share capital of CCHL, resulting in the Offer becoming unconditional in all respects. For this purpose, the "maximum potential issued share capital of CCHL" means the total number of CCHL Shares which would be in issue had all the Options been validly exercised as at 21 December 2006.

The Independent Directors have appointed PwCCF as their financial adviser in respect of the Offer.

The purpose of this Circular is to provide relevant information to the Shareholders pertaining to the Offer and to set out the recommendation of the Independent Directors and the advice of PwCCF in relation to the Offer. **Shareholders should consider carefully the recommendation of the Independent Directors and the advice of PwCCF before deciding whether or not to accept the Offer.**

Further details relating to the background to the Offer are set out in the Offer Document. Shareholders should by now have received a copy of the Offer Document issued by the Offeror, setting out, *inter alia*, the terms and conditions of the Offer. Shareholders are urged to read carefully the terms and conditions contained therein.

2 TERMS OF THE OFFER

The Offer is made subject to the terms and conditions set out in the Offer Document, the FAA and the FAT, and on the following basis:-

2.1 Offer Consideration

FOR EACH OFFER SHARE : **EITHER 0.046970408 new GWAC Common Stock ("Stock Consideration");**

OR

S$0.28 in cash ("Cash Consideration")

and so on in proportion for any other number of Offer Shares. Fractions of a new GWAC Common Stock will not be issued to any holder of Offer Shares who accepts the Offer and elects the Stock Consideration and fractional entitlements will be disregarded.

A Shareholder who accepts the Offer shall have in relation to each Offer Share the right to elect to receive either the Stock Consideration or the Cash Consideration but not both. A Shareholder can choose to receive the Cash Consideration or Stock Consideration, or a combination thereof, for all the Offer Shares that have been tendered in acceptance of the Offer.

By way of illustration, a Shareholder who accepts the Offer and elects to receive the Stock Consideration will receive, for every 1,000 Offer Shares tendered in acceptance of the Offer, 46 new GWAC Common Stock and a Shareholder who accepts the Offer and elects to receive the Cash Consideration will receive, for every 1,000 Offer Shares tendered in acceptance of the Offer, S$280.00 in cash.

The Offer Shares are to be acquired (a) fully-paid, (b) free from all liens, charges, pledges and other encumbrances, and (c) together with all rights, benefits and entitlements attached thereto as at the date of the Offer Announcement Date and thereafter attaching thereto (including the right to all dividends and other distributions (if any) declared, made or paid thereon by CCHL on or after the Offer Announcement Date).

Shareholders should note the Offer will close at 3.30 p.m. on 18 January 2007. As stated in the Offer Document, the Offeror does not intend to extend the Offer beyond 3.30 p.m. on the Closing Date. The Offeror has given notice in the Offer Document that the Offer will not be open for acceptance beyond 3.30 p.m. on 18 January 2007 save that such notice shall not be capable of being enforced in a competitive situation. The Offeror has further given notice on 21 December 2006 that it does not intend to revise the terms of the Offer save that such notice shall not be capable of being enforced in a competitive situation.

2.2 Conditions of the Offer

Condition 1: Minimum Acceptance Condition

The Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the Shares owned, controlled or agreed to be acquired by the Offeror or parties acting in concert with it (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and parties acting in concert with it holding such number of Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of CCHL as at the close of the Offer (including any voting rights attributable to CCHL Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer).

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which will result in the Offeror and parties acting in concert with it holding such number of Shares carrying more than 50 per cent. of the maximum potential issued share capital of CCHL. For this purpose, the "**maximum potential issued share capital of CCHL**" means the total number of Shares which would be in issue had all the Options been validly exercised as at the date of such declaration.

As announced on 21 December 2006 by DBS Bank, for and on behalf of the Offeror, Condition 1 has been fulfilled.

Condition 2: GWAC Stockholder Approval

The receipt of the approval of the stockholders of GWAC at a special meeting (or any adjournment thereof) for all the Proposals (including without limitation the CCHL Acquisition) by 31 December 2006.

As announced on 19 December 2006 by DBS Bank, for and on behalf of the Offeror, Condition 2 has been fulfilled.

As announced on 21 December 2006 by DBS Bank, for and on behalf of the Offeror, the Offer has become unconditional in all respects.

2.3 Warranty

Acceptance of the Offer will be deemed to constitute an unconditional and irrevocable warranty by the accepting Shareholder that each Offer Share in respect of which the Offer is accepted, is sold by the accepting Shareholder, as or on behalf of the beneficial owner, fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends rights and other distributions (if any) declared, paid or made by the Company on or after the Offer Announcement Date.

2.4 Duration of the Offer

(a) Except insofar as the Offer may be withdrawn with the consent of the SIC and every person released from any obligation incurred thereunder, the Offer will be open for acceptance by Shareholders for a period of at least 28 days from the date of despatch of the Offer Document.

Accordingly, the Offer will close at 3.30 p.m. on 18 January 2007.

(b) Pursuant to Rule 22.6 of the Code, if the Offer becomes or is declared unconditional, the Offer will remain open for acceptance for not less than 14 days after the date on which it would otherwise have closed, in order to give those Shareholders who have not accepted the Offer the opportunity to do so. This requirement does not apply if, before the Offer becomes or is declared to be unconditional as to acceptances, the Offeror has given notice in writing to the Shareholders at least 14 days before the specified Closing Date that the Offer will not be open for acceptance beyond that date, provided that such notice may not be given, or if already given, shall not be capable of being enforced in a situation which the SIC may deem to be competitive.

As stated in section 2.1 above, the Offeror has given notice that it does not intend to extend the Offer beyond 3.30 p.m. on the Closing Date save that such notice shall not be capable of being enforced in a competitive situation.

(c) Pursuant to Rule 22.9 of the Code and except with the prior approval of the SIC, the Offer (whether revised or not) shall not be capable of becoming or being declared to be unconditional after 3.30 p.m. on the 60th day after the date of despatch of the Offer Document, or of being kept open after that time unless it has previously become or been declared unconditional as to acceptances. The SIC will usually grant such permission if a competing offer has been announced.

(d) Although no revision of the Offer is contemplated by the Offeror, pursuant to Rule 20.1 of the Code, if the Offer is revised, the Offer will remain open for acceptance for a period of at least 14 days from the date of despatch of the written notification of the revision to the Shareholders. In any case, where the terms are revised, the benefit of the Offer (as so revised) will be made available to each of the Shareholders who had previously accepted the Offer.

(e) As stated in section 2.1 above, the Offeror has given notice that it does not intend to extend the Offer beyond 3.30 p.m. on the Closing Date save that such notice shall not be capable of being enforced in a competitive situation. Nevertheless, pursuant to Rule 22.4 of the Code, in any announcement of an extension of the Offer, the next closing date will be stated or if the Offer has become or is declared to be unconditional as to acceptances, a statement may be made that the Offer will remain open until further notice. In that case, at least 14 days' notice will be given to Shareholders who have not accepted the Offer before the Offer is closed.

Other terms of the Offer (including the procedures for acceptance) are contained in paragraph 2 of the Offer Document.

3 ACCEPTANCES

Shareholders may accept the Offer in respect of all or any part of their holdings of Shares.

The Offer will remain open for acceptances by Shareholders until 3.30 p.m. on the Closing Date.

Shareholders who wish to accept the Offer must do so no later than 3.30 p.m. on 18 January 2007 according to the procedures for acceptance of the Offer set out in Appendix X of the Offer Document.

4 INFORMATION ON THE OFFEROR

The following information on the Offeror has been extracted from the Offer Document. All terms and expressions used in the extract below shall have the same meanings as those defined in the Offer Document, unless otherwise stated.

"The Offeror is a "blank check" Delaware corporation formed on 20 August 2003 to identify and acquire an operating business having primary operations in the PRC. On 23 March 2004, the Offeror consummated an IPO of equity securities from which approximately US$23,161,000 of net proceeds was placed in the IPO trust account. The monies in the IPO trust account will be released either upon the consummation of a business combination or upon the Offeror's liquidation. The Offeror must liquidate unless it has consummated a business combination by 31 December 2006. However, the Offeror is confident that the Acquisition will be consummated by 31 December 2006 as a result of the Undertakings.

The Offeror's GWAC Common Stock, GWAC Warrants and GWAC Units are quoted on the NASDAQ OTC Bulletin Board under the symbols GWAQ, GWAQW and GWAQU. As required by the Undertakings, the Offeror is applying for the listing of the above-said securities on the NASDAQ National Market.

Mr. Kin Shing Li, the chairman of the board of directors and chief executive officer of the Offeror, is also the Offeror's sole director and executive officer."

5 RATIONALE FOR THE OFFER AND INTENTIONS OF THE OFFEROR

The full text of the rationale for the Offer and the Offeror's intentions relating to the Company (including on delisting and compulsory acquisition) have been extracted from the Offer Document and set out in quotes below. All terms and expressions used in the extract below shall have the same meanings as those defined in the Offer Document, unless otherwise stated, and the paragragh numbers stated therein relate to paragraphs in the Offer Document. Shareholders are advised to read the extract below carefully and note the Offeror's intentions relating to CCHL as set out therein.

Rationale for the Offer

"The Offeror was organised to acquire a PRC-based operating business having significant growth potential.

ChinaCast is one of the leading providers of e-learning services to K-12 schools, universities, government agencies and corporate enterprises in the PRC and has been listed on the Main Board of the SGX-ST since May 2004. The Offeror believes that a business combination with ChinaCast will provide its stockholders with an opportunity to invest in a company with significant growth potential.

The proposed acquisition by the Offeror of ChinaCast via the Offer is intended to be a qualifying "business combination" under the Offeror's amended and restated certificate of incorporation or charter.

The Offer also presents an opportunity for Shareholders to either realise their investment in the CCHL Shares in cash or convert their investment as soon as practicable to listed new GWAC Common Stock. Accordingly, this will enable Shareholders to dispose, trade or otherwise deal with their investment on the stock market in accordance with SEC rules and regulations."

Future Plans for CCHL

"If the Offer is made, it is the intention of the Offeror to make CCHL its subsidiary. It is not the intention of the Offeror (save as required by the Offeror's financiers in connection with the financing of the Offer) to preserve the listing status of CCHL or to take steps for any trading suspension of the CCHL Shares to be lifted. Please refer to paragraph 7.1 of this Offer Document for more details on delisting.

It is the intention of the Offeror that the CCHL Group continues with its existing activities in the near term. Therefore, there are currently no plans for any major changes to the business of the CCHL Group including any redeployment of the core fixed assets of CCHL. To ensure continuity of CCHL's existing operations, the Offeror has no intention presently to terminate the employment of any of its existing employees as a direct consequence of the Offer.

Immediately upon consummation of the Offer, the Offeror intends to retain Messrs. Yin Jianping, Chan Tze Ngon Ron and Li Wei, the directors of CCHL, to continue to lead the Combined Company and serve as its management. In addition, the Offeror intends the board of directors, executive officers and key employees of the Combined Company to include the following:

Name	Age	Current position in CCHL	Position in the Combined Company
Yin Jianping	45	Executive Chairman of the board	Executive Chairman of the board
Chan Tze Ngon Ron	50	Chief Executive Officer and director	Chief Executive Officer and director
Li Wei	43	Chief Operating Officer and director	Chief Operating Officer and director
Antonio Sena	51	Chief Financial Officer and Company Secretary	Chief Financial Officer and Company Secretary
David Sun Guangfeng	35	Chief Technology Officer	Chief Technology Officer
Jim Ma Jim Lok	34	Vice President, Finance	Vice President, Finance
Michael J. Santos	44	Chief Marketing Officer	Chief Marketing Officer
Kin Shing Li[(1)]	49	None	Director
Justin Tang	35	None	Director

(1) As at the Latest Practicable Date, Mr Kin Shing Li, the current sole director of the Offeror, does not intend to continue to sit on the board of directors of the Offeror after consummation of the Offer."

Trading Suspension and Listing Status

"Under the provisions of the Listing Manual, upon the announcement by the Offeror that valid acceptances have been received that bring the CCHL Shares owned by it and parties acting in concert with it to more than 90 per cent. of the issued share capital of CCHL, the SGX-ST may suspend the listing of the CCHL Shares in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the CCHL Shares are held by at least 500 Shareholders who are members of the public ("**Free Float**").

Rule 725 states that the SGX-ST may allow the Company a period of three months, or such longer period as the SGX-ST may agree, for the Free Float to be raised to at least 10 per cent., failing which the Company may be de-listed.

It is the intention of the Offeror to make CCHL its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing status of CCHL. Accordingly, save as required by the Offeror's financiers in connection with the financing of the Offer, the Offeror does not intend to take steps for any trading suspension of the CCHL Shares by the SGX-ST to be lifted in the event that the Free Float is less than 10 per cent.."

Compulsory Acquisition

"Pursuant to Section 102(1) of the Bermuda Act, if the Offer has been accepted by the holders (excluding the Offeror, its subsidiaries and their respective nominees) of not less than nine-tenths in value of the CCHL Shares, the Offeror may compulsorily acquire all the remaining CCHL Shares of the dissenting Shareholders unless, on an application made by a Shareholder who did not accept the Offer, the Supreme Court of Bermuda orders otherwise. Section 102(1) of the Bermuda Act is substantially similar to Section 215(1) of the Singapore Act which sets out the Singapore position on compulsory acquisition.

Under Section 103(1) of the Bermuda Act, the Offeror and parties acting in concert with it may compulsorily acquire all the CCHL Shares of the dissenting Shareholders if they have received acceptances in respect of such number of CCHL Shares which, when taken together with the CCHL Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it, will result in the Offeror and the parties acting in concert with it holding 95 per cent. of the CCHL Shares. Section 103(1) of the Bermuda Act has no equivalent in Singapore.

As mentioned in paragraph 7.1, save as required by the Offeror's financiers in connection with the financing of the Offer, it is not the intention of the Offeror to preserve the listing status of CCHL and the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer."

Having reviewed and assessed the rationale for the Offer and the Offeror's intentions relating to the Company, the Independent Directors would like to draw the attention of Shareholders to the comments of PwCCF in relation to the Offeror's intentions regarding the Company as set out on pages 53 to 54 of this Circular.

6 IRREVOCABLE UNDERTAKINGS

The remaining paragraphs of this section 6 relating to undertakings given to the Offeror by certain persons have been extracted from the Offer Document. All terms and expressions used in the extract below shall have the same meanings as those defined in the Offer Document, unless otherwise stated.

"As announced by DBS Bank, for and on behalf of the Offeror, on 13 July 2006, the undertakings given by each of the covenantors as at the date of the Pre-Conditional Offer Announcement has expired on 13 July 2006.

In this regard, the Offeror has since procured certain replacement irrevocable undertakings and additional irrevocable undertakings (each, an "**Undertaking**") to the Offeror, *inter alia*:

(a) to accept the Offer in respect of the number of CCHL Shares held by the Covenantors as set out in the table below, not later than 5.00 pm (Singapore time) on the date falling seven Business Days after the date of despatch of this Offer Document;

(b) to elect to receive the Stock Consideration in connection thereto;

(c) not to sell, transfer, assign or otherwise dispose of any part of the Stock Consideration received by it pursuant to the acceptance of the Offer in a manner that would violate SEC rules and regulations;

(d) except as otherwise permitted by the Undertaking, not to transfer or dispose of or create an encumbrance on any of their CCHL Shares from the date of the relevant Undertaking (the "**Commencement Date**") until the earliest of the date that the Offer lapses unconsummated or the Offeror withdraws the Offer (the "**Expiration Time**");

(e) not to breach their obligations under the Undertaking;

(f) except with the Offeror's prior written consent, during the period from the Commencement Date and ending at the Expiration Time, not to directly or indirectly solicit, encourage (including without limitation, by way of providing information concerning ChinaCast and/or any of its subsidiaries to any person), vote in favor of, initiate or participate in any tender (including without limitation accepting any tender offer), negotiations, discussions or resolutions with respect to any expression of interest, offer or proposal by any person other than the Offeror to acquire an interest in all or a substantial part of the business, operations or undertakings of ChinaCast and its subsidiaries or in five per cent or more of the issued share capital of ChinaCast, acquire control of ChinaCast or otherwise acquire or merge with ChinaCast (including by way of scheme of arrangement, capital restructuring, tender offer, joint venture or dual listed company structure); and

(g) notwithstanding any rights of withdrawal under the Code, not to withdraw any of its CCHL Shares tendered, unless the Offer lapses or is withdrawn by the Offeror.

As of the Latest Practicable Date, the Offeror has received the following Undertakings from the following Covenantors:

S/No.	Name	Number of CCHL Shares	As a percentage of the entire issued share capital of CCHL
1.	Super Dynamic Consultancy Limited	67,326,820	14.39%
2.	Chan Tze Ngon Ron	43,797,220	9.36%
3.	Technology Venture Investments Limited[1]	33,037,221	7.06%
4.	Intel Pacific, Inc.	22,222,918	4.75%
5.	Wang Yu Huei	14,263,000	3.05%
6.	Asia Capitol Technology Partners Limited	12,026,155	2.57%
7.	Chow Siu Lam	7,000,000	1.50%

1 As announced on 13 July 2006, pursuant to the Undertaking of Technology Venture Investments Limited ("**TVIL**"), TVIL is permitted to transfer, and has since transferred, 33,037,220 of the 66,074,441 CCHL Shares held by it to Chan Tze Ngon Ron. Chan Tze Ngon Ron has undertaken to the Offeror that he shall, *inter alia*, observe and discharge all the terms and conditions of the Undertaking in all respects as if he is TVIL.

S/No.	Name	Number of CCHL Shares	As a percentage of the entire issued share capital of CCHL
8.	Jim Ma Jim Lok	7,000,000	1.50%
9.	Yang Yong Shi[2]	7,214,286	1.54%
10.	Wu Cai Yu[2]	6,695,077	1.43%
11.	GC&C Holdings Limited	4,679,468	1.00%
12.	Sergio Ventures Limited	4,031,510	0.86%
13.	Wu Yao[2]	3,182,183	0.68%
14.	Isthoch Assets Limited	3,015,755	0.64%
15.	Zhang Jin Hua	2,830,341	0.60%
16.	Michael J. Santos	1,750,000	0.37%
17.	Time Global International Limited	1,749,107	0.37%
18.	Kenbell Management Limited	1,723,287	0.37%
19.	Liao Zhen	1,700,000	0.36%
20.	Bostwicken Consultancy Limited	1,507,878	0.32%
21.	Leung Kin Fo	1,400,000	0.30%
22.	Yin Jian Ping	1,000,000	0.21%
23.	Stanley Chan Chi Kwong	1,000,000	0.21%
24.	Kevin Poon To Leung	700,000	0.15%
25.	Tam Yuk Ching Jenny	650,000	0.14%
26.	Wang Chao Yong	350,000	0.07%
27.	Tang Chi Tang	300,000	0.06%
	Total	**252,152,226**	**53.89%**

The Undertakings shall lapse if for whatever reason:

(i) the Offer is withdrawn or lapses, or fails to become or be declared to be unconditional for any reason;

(ii) any one of the Covenantors is released from any of its obligations under the Undertaking provided by it; or

(iii) the Offeror is delisted from the NASDAQ OTC Bulletin Board,

provided that this shall not prejudice any accrued rights between the parties prior to the lapsing of the relevant Undertaking. Further, the Undertakings shall terminate and be of no further effect on the date falling 10 months after the Commencement Date.

2 As announced on 13 July 2006, pursuant to the Undertakings of Panwell Investments Limited (**"Panwell"**), Panwell is permitted to transfer, and has since transferred, the 5,276,358 CCHL Shares held by it to Wu Cai Yu, Yang Yong Shi and Wu Yao in the proportion of 1,418,719 CCHL Shares, 2,292,794 CCHL Shares and 1,564,845 CCHL Shares respectively. Each of Wu Cai Yu, Yang Yong Shi and Wu Yao has undertaken to the Offeror that he shall, *inter alia*, observe and discharge all the terms and conditions of the relevant Undertaking in all respects as if he is Panwell.

As at the Latest Practicable Date, save as disclosed in this paragraph, neither the Offeror nor any party acting in concert with it has received any irrevocable undertaking from any other party to accept or reject the Offer.

It was the position of the SEC that the Offeror is not permitted to offer registered shares of GWAC Common Stock in the Offer to any Shareholder who was presented with the opportunity to sign an Undertaking. As at the Latest Practicable Date, the Covenantors had agreed to receive, pursuant to their acceptance of the Offer, GWAC Common Stocks that are not registered under the Securities Act."

7 EXEMPTION RELATING TO DIRECTORS' RECOMMENDATION

SIC's ruling has been sought on whether certain Directors are independent for the purpose of making a recommendation to Shareholders on the Offer.

The SIC has ruled on 26 December 2006 that, after considering all the information and representations given to it, Yin Jianping, Chan Tze Ngon, Ron and Li Wei will be exempted from making a recommendation to Shareholders on the Offer. However, they remain responsible for the accuracy of facts stated and completeness of the information given by the Company to the Shareholders on the Offer, including information contained in announcements and documents issued by or on behalf of the Company in connection with the Offer.

8 ADVICE AND RECOMMENDATIONS

PwCCF has been appointed to advise the Independent Directors in respect of the Offer. Shareholders should consider carefully the recommendations of the Independent Directors and the advice of PwCCF before deciding whether to accept or reject the Offer.

8.1 Summary of Analysis

Unless otherwise defined in the section on Definitions (on pages 2 to 5 of this Circular), all capitalised terms in the analysis and advice herein below shall have the same meanings as defined in PwCCF's Letter.

In arriving at its advice to the Independent Directors, PwCCF has carefully considered as many factors as it has deemed essential and balanced them before reaching its conclusion. Accordingly, it is important that PwCCF's letter, in particular, all the considerations and information it has taken into account, be read in its entirety.

In respect of the Cash Consideration, PwCCF notes that:-

(i) the Cash Consideration of S$0.28 is at a discount to VWAP of the CCHL Shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date, the last day preceding the Offer Announcement Date, the Latest Practicable Date, and for the period between the Offer Announcement Date and the Latest Practicable Date;

(ii) the CCHL share price has generally outperformed the STI Index over the twelve-month period prior to the Offer Announcement Date;

(iii) the valuation ratios other than the P/E multiple as implied by the Cash Consideration do not appear to be reasonable when compared against the respective valuation statistics of the Comparable Companies;

(iv) the Cash Consideration is at a discount to the last day preceding the Offer Announcement Date and to VWAP of the CCHL Shares over the one-month and three-month periods which does not appear to be in line with the average and median premium implied in the recent Privatisation Transactions; and

(v) the discount implied by the Cash Consideration does not appear to be in line with the average and median deal premium paid in the recent acquisitions.

In respect of the Stock Consideration, PwCCF notes that:-

(i) the Implied Issue Price (PC) of S$0.4185 in respect of the Stock Consideration represents a discount to the last transacted price per CCHL Share as at the last day preceding the Offer Announcement Date and the Latest Practicable Date, and to the VWAP of the CCHL Shares over the period between the Offer Announcement Date and the Latest Practicable Date;

(ii) the Implied Issue Price (PC) however, is at a premium to VWAP of the CCHL Shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date;

(iii) the Implied Issue Price (LPD) of S$0.4692 represents a discount to the VWAP of CCHL Shares over the period between the Offer Announcement Date and the Latest Practicable Date;

(iv) the Implied Issue Price (LPD), however, is at a premium to the VWAP of CCHL Shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date, to the last transacted price of CCHL Shares on the last day preceding the Offer Announcement Date and to the last transacted price of CCHL Shares as at the Latest Practicable Date;

(v) The EV/EBITDA and EV/EBIT ratios as implied by the Stock Consideration do not appear to be unreasonable when compared against the respective valuation statistics of the Comparable Companies;

(vi) the P/E ratio for the Combined Company appear favourable as compared to CCHL's historical P/E ratios;

(vii) the closing price of GWAC as at the Latest Practicable Date of US$6.48 is higher than the range of the theoretical prices of the Combined Company post CCHL Acquisition using sum-of-parts valuation; and

(viii) CCHL Shareholders who choose to accept the Stock Consideration are exposed to certain risk factors as discussed in paragraph 10.2.6 of PwCCF's letter. In particular, Shareholders should note that (a) a substantial number of GWAC shares will be available for sale after consummation of the CCHL Acquisition, which might result in a decline in its market price, and (b) if the Combined Company is unable to receive a listing of its securities on the NASDAQ National Market, it may be more difficult for Shareholders to sell their securities on the OTCBB.

Based upon and having carefully considered the analyses undertaken by PwCCF and subject to the qualifications and assumptions made herein, PwCCF recommends that the Independent Directors should advise CCHL Shareholders as follows:-

(a) the Cash Consideration does not appear to be reasonable taking into account the prevailing circumstances and analyses as set out in paragraphs 10.1.1, 10.1.2, 10.1.3 and 10.1.4 of PwCCF's letter. As such, Shareholders who do not wish to accept the Stock Consideration and who wish to realize their investment in CCHL in the near term should sell their CCHL Shares on the open market given that the current prevailing share price of CCHL is more favourable as compared to the Cash Consideration of S$0.28 pursuant to the Offer; or

(b) on the other hand, Shareholders who are prepared to take a long-term view of their investments in CCHL and who are optimistic about the future prospects of the CCHL and/or the Combined Company upon consummation of the CCHL Acquisition:-

(i) may wish to accept the Stock Consideration given that the Implied Issue Price (LPD) in respect of the Stock Consideration appears to be reasonable taking into account the prevailing circumstances and analyses as set out in paragraphs 10.2.1, 10.2.2, 10.2.3, 10.2.4 and 10.2.5 of PwCCF's letter. However, PwCCF wishes to highlight that Shareholders who are considering to accept the Stock Consideration should be aware of the risks associated with the Stock Consideration and should pay attention to other relevant considerations in respect of the Stock Consideration as set out in paragraphs 10.2.6 and 10.3 of its letter respectively while making their decision. Further, Shareholders should note that by accepting the Stock Consideration in GWAC Common Stock, they will be subject to different liquidity risk, price risks and possibly higher trading costs given that the OTCBB presents a different market and trading mechanism as compared to that of the SGX-ST. Shareholders who choose to accept the Stock Consideration should also be advised that the trading of the GWAC Common Stock is subject to, inter alia, the performance and prospects of the Combined Company, prevailing economic condition, economic outlook, stock market conditions and sentiments; or

(ii) not to accept either the Cash or Stock Consideration if Shareholders are not prepared to take the risks associated with the Stock Consideration. However, Shareholders should note that it is the intention of the Offeror to make CCHL its wholly-owned subsidiary and it is not the intention of the Offeror to preserve the listing status of CCHL or to take steps for any trading suspension of the CCHL Shares to be lifted. Further, the Offeror has indicated that it intends to exercise any rights of compulsory acquisition that it may have in connection of the Offer. Thus, PwCCF would advise Shareholders to take note of the acceptances level as announced by the Offeror up to the Closing Date to avoid being caught in the situation of holding the Shares while trading is suspended. In the event that CCHL preserves its listing status, Shareholders should take note that the GWAC and CCHL group would have two listed entities. Thus, it is likely that the GWAC and CCHL group would incur higher cost for maintaining two listed entities. Further, Shareholders should take note that the trading liquidity of CCHL could be lower, particularly if CCHL's free float is reduced following the completion of the Offer.

8.2 Recommendations of the Independent Directors

The Independent Directors, having considered carefully the terms of the Offer and the advice given by PwCCF on pages 22 to 57 of this Circular, **CONCUR** with the advice of PwCCF in respect of the Offer. Accordingly, the Independent Directors' recommendations in respect of the Offer are as set out in section 8.1 above.

Shareholders are advised to read PwCCF's letter carefully.

In rendering their advice, the Independent Directors have not had regard to the specific investment objectives, financial situation, tax position, tax status, risk profiles or particular needs, constraints and circumstances of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, the Independent Directors, as advised by PwCCF, recommend that any individual Shareholder who may require specific advice in relation to his specific investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

Shareholders should note that the trading of the Shares are subject to, *inter alia*, the performance and prospects of the Group, prevailing economic conditions, economic outlook and stock market conditions and sentiments. Accordingly, the advice by PwCCF on the Offer does not and cannot take into account future trading activities or patterns or price levels that may be established for the Shares after the Latest Practicable Date since these are governed by factors beyond the ambit of PwCCF's review and also, such advice, if given, would not fall within PwCCF's terms of reference in connection with the Offer.

9 ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who wish to accept the Offer must do so not later than 3.30 p.m. on 18 January 2007. There are different procedures for acceptance in respect of the Offer Shares which are represented by share certificates and those which are represented by a standing credit with CDP. The Independent Directors would like to draw the attention of Shareholders who wish to accept the Offer to the "Procedures for Acceptance" as set out in Appendix X of the Offer Document.

Acceptances should be completed and returned so as to be received by CDP (in respect of the FAA) or the Share Transfer Agent (in respect of the FAT), as the case may be, no later than 3.30 p.m. on 18 January 2007.

Shareholders who do not wish to accept the Offer need not take any further action in respect of the Offer Document and the FAA and/or FAT which have been sent to them.

10 OVERSEAS SHAREHOLDERS

The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the Register of Members of the Company or, as the case may be, in the records of CDP (the "**Overseas Shareholders**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. It is stated in the Offer Document that such Overseas Shareholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and the Offeror and, for the avoidance of doubt, its related corporations and any person acting on their behalf (including DBS Bank) shall be fully indemnified and held harmless by such Overseas Shareholders for any such taxes, imposts, duties or other requisite payments as the Offeror or, for the avoidance of doubt, any of its related corporations and/or any person acting on their behalf (including DBS Bank) may be required to pay. In accepting the Offer, each Overseas Shareholder represents and warrants to the Offeror and DBS Bank that he is in full observance of the laws of the relevant jurisdiction in that connection and that he is in full compliance with all necessary formalities or legal requirements. If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

This Circular may not be sent to certain Overseas Shareholders due to potential restrictions on sending such documents to overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain copies of the Circular during normal business hours and up to the Closing Date, from the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 3 Church Street, #08-01 Samsung Hub, Singapore 049483. Alternatively, any Overseas Shareholder may write to Lim Associates (Pte) Ltd at the above-stated address to request for the Circular to be sent to an address in Singapore by ordinary post at his own risk (the last date for despatch in respect of such request shall be a date falling three (3) Market Days prior to the Closing Date).

11 DIRECTORS' RESPONSIBILITY STATEMENT

The Directors (including those who may have delegated detailed supervision of this Circular) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Circular (other than the letter from PwCCF to the Independent Directors and the recommendation of the Independent Directors) are fair and accurate and that no material facts have been omitted from this Circular.

In respect of the letter from PwCCF, the sole responsibility of the Directors has been to ensure that the facts stated therein with respect to the Company are fair and accurate.

The recommendation of the Independent Directors to Shareholders set out on page 19 of this Circular is the sole responsibility of the Independent Directors.

Where information has been extracted from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources, or as the case may be, accurately reflected or reproduced in this Circular.

The Directors confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this Circular (other than the letter from PwCCF to the Independent Directors and the recommendation of the Independent Directors) have been arrived at after due and careful consideration.

The Directors jointly and severally accept full responsibility accordingly.

Yours faithfully
For and on behalf of
the Board of Directors

Yin Jianping
Executive Chairman

LETTER FROM PRICEWATERHOUSECOOPERS CORPORATE FINANCE PTE LTD TO THE INDEPENDENT DIRECTORS OF THE COMPANY

3 January 2007

To: The Independent Directors
Chinacast Communication Holdings Limited
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Dear Sirs

VOLUNTARY CONDITIONAL OFFER BY DBS BANK FOR AND ON BEHALF OF THE OFFEROR, GREAT WALL ACQUISITION CORPORATION, FOR THE OFFER SHARES

1 INTRODUCTION

1.1 On 14 September 2005, DBS Bank announced, for and on behalf of the Offeror, that, subject to the satisfaction or waiver of the Pre-Conditions as referred to in Section 2 below, the Offeror intends to make a voluntary conditional offer to acquire all the issued ordinary shares of US$0.08 each in the capital of CCHL.

1.2 The making of the Offer and the posting of the Offer Document was to be subject to, and will take place following, the satisfaction or waiver of the following pre-conditions (collectively, "**Pre-Conditions**" and each a "**Pre-Condition**"):-

(a) all resolutions as may be necessary or incidental to approve, implement and effect the Offer, the acquisition of any CCHL Shares pursuant to the Offer or otherwise, and the allotment and issue of the new GWAC Common Stock pursuant to the Offer or any other acquisitions of CCHL Shares (including pursuant to any compulsory acquisition pursuant to Section 102(1) of the Bermuda Act) having been passed at a general meeting of the stockholders of the Offeror (or any adjournment thereof); and

(b) CCHL providing the Offeror with audited consolidated financial statements of CCHL prepared in accordance with U.S. generally accepted accounting principles and Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended, for at least its two most recent financial years and such other financial information as may be required to be included in any filing (or exhibit thereto) to be filed with the SEC ("**U.S. GAAP Accounts**") in connection with the Offer by 30 September 2005.

In the same announcement, it was further stated that if and when the Pre-Conditions were satisfied or waived, DBS Bank, for and on behalf of the Offeror, would announce the firm intention on the part of the Offeror to make the Offer.

On 22 November 2006, DBS Bank, for and on behalf of the Offeror, announced that it had set 11 December 2006 for a special meeting of its stockholders ("**Special Meeting**") to consider and vote on the following proposals ("**Proposals**"):

(i) the proposed Offer and the acquisition by the Offeror of at least a majority and up to all outstanding CCHL Shares ("**CCHL Acquisition**");

(ii) amending the Offeror's charter at the time of the CCHL Acquisition to increase the number of authorised shares of GWAC Common Stock to 100,000,000; and

(iii) changing the Offeror's corporate name to "ChinaCast Education Corporation".

The date of the Special Meeting was subsequently amended and DBS Bank has since announced for and on behalf of the Offeror that the Special Meeting was held on 18 December 2006.

On the Offer Announcement Date, DBS Bank, for and on behalf of the Offeror, announced that notwithstanding that not all the Pre-Conditions have been fulfilled as at the date of that announcement, the Offeror wished to waive the Pre-Conditions and announce its firm intention to make the Offer on terms and conditions described in that Announcement subject to the Offer Document.

On 21 December 2006, DBS Bank, for and on behalf of the Offeror, announced that the Offeror has on 21 December 2006 received valid acceptances of the Offer resulting in the Offeror and parties acting in concert with it holding such number of CCHL Shares carrying more than 50% of the maximum potential issued share capital of CCHL, resulting in the Offer becoming unconditional in all respects. For this purpose, the "maximum potential issued share capital of CCHL" means the total number of CCHL Shares which would be in issue had all the Options been validly exercised as at 21 December 2006.

Accordingly, DBS Bank, for and on behalf of the Offeror, had announced on the Offer Announcement Date the firm intention on the part of the Offeror to make the Offer.

PricewaterhouseCoopers Corporate Finance Pte Ltd ("**PwCCF**") has been appointed as the independent financial adviser to the Independent Directors for the purposes of making recommendations to the Shareholders in respect of the Offer per PwCCF engagement letter dated 2 May 2006. This letter sets out our evaluation of the financial terms of the Offer and our advice thereon. It forms part of the shareholders' Circular dated 3 January 2007 (the "**Circular**") issued by the Company, containing, inter alia, details of the Offer and the recommendation of the Independent Directors in respect of the Offer.

Unless otherwise defined or the context otherwise requires, all terms defined in the Circular shall have the same meaning herein.

2 TERMS OF REFERENCE

PwCCF has been appointed to evaluate the terms of the Offer and advise the Independent Directors in their deliberation to arrive at their recommendation as to whether Shareholders should accept or reject the Offer. We do not, by this letter, make any representation or warranty in relation to the merits of the Offer.

We have confined our evaluation to the financial terms of the Offer and our terms of reference do not require us to evaluate or comment on the legal and commercial risks and/or commercial merits of the Offer or the strategic potential and future prospects of the Company and we have not made such evaluation or comment. Such evaluation or comment, if any, remains the sole responsibility of the Directors and the management of the Company, although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our opinion as set out in this letter.

We do not make any representation or warranty in relation to the merits of the Offer. We have not been requested to, and we do not, express any opinion on the relative merits of the Offer as compared to any other alternative transactions. We were not requested nor authorised to solicit, and we have not solicited, any indications of interest from any third party with respect to the Offer shares.

We also did not address the relative merits of the Offer as compared to any alternative transaction previously considered by the Company or that otherwise may become available to the Company in the future. Such evaluations or comments remain the responsibility of the Directors and management.

In arriving at our opinion and our advice to the Independent Directors, we have held discussions with the Directors and the management of CCHL and have examined information provided by the Directors and management of CCHL and other publicly available information collated by us as well as information, both written and verbal, provided to us by the Directors, the Management and the professional advisers of the Company and their representatives, including information contained in the Offer Document. We have relied upon and have assumed accuracy of such information without having independently verified such information and, accordingly, we cannot and do not expressly or impliedly make any representation or warranty in respect of, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information. We have nevertheless made such enquiries and exercised our judgment as we deemed necessary or appropriate in assessing such information and are not aware of any reason to doubt the accuracy or reliability of the information.

We have relied upon the assurances of the Directors (including those who have delegated detailed supervision of the Circular) that the Circular has been approved by the Directors and that they have taken all reasonable care to ensure that the facts stated and the opinions expressed in the Circular are fair, true, complete and accurate in all material respects and have been stated with due care and enquiry. The Directors have confirmed to us, that to the best of their knowledge and belief, all material information relating to the Company and the Offer has been disclosed to us, and that there are no other material facts and circumstances which have been omitted, the omission of which would make any statement in the Circular inaccurate or misleading in any material respect. Accordingly, the Directors have jointly and severally accepted responsibility as set out in the "Directors' Responsibility Statement". In addition, the Directors have similarly provided us with a responsibility statement in a letter dated 28 December 2006, which we have relied upon.

We have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal.

Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of the Company has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in the Circular. Accordingly, no representation or warranty, expressed or implied, is made and no responsibility is accepted by us concerning the accuracy, completeness or adequacy of all such information, provided or otherwise made available to us or relied on by us as described above.

Our opinion as set out in this letter is based upon prevailing market, economic, industry, monetary and other conditions (if applicable) in effect on, and the information made available to us as of, the Latest Practicable Date, and should be evaluated as such. Such conditions may change significantly over a relatively short period of time. Accordingly, our opinion will not reflect any developments that may occur or may have occurred after the Latest Practicable Date. We assume no responsibility to update, revise or reaffirm our opinion in light of any subsequent development after the date of this letter that may affect our opinion contained herein.

In addition, our terms of reference do not require us to express, and we do not express, an opinion on the future growth prospects, financial position and earnings potential of the Company. We are, therefore, not expressing any opinion herein as to the future financial or other performance of the Company. Shareholders should take note of any announcement relevant to their consideration of the Offer, which may be released by the Company and/or the Offeror after the Latest Practicable Date.

In rendering our advice and giving our opinion, we have not regarded the specific objectives, financial situation, tax position, risk profile or unique needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, we would advise the Independent Directors to recommend that any individual Shareholder who may require advice in the context of his specific investment portfolio to consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

This letter is addressed to the Independent Directors for their benefit in connection with and for the purpose of their consideration of the Offer, and the recommendations made by them shall remain the responsibility of the Independent Directors.

This letter is governed by, and construed in accordance with the laws of Singapore and is strictly limited to the matters stated herein and does not apply by implication to any other matter. No other person may reproduce, disseminate or quote this letter (or any part thereof) for any other purpose at any time and in any manner except with PwCCF's prior written consent in each specific case.

The Company has been separately advised by its other advisers in the preparation of the Circular (other than this letter). We have had no role or involvement and have not provided any advice, financial or otherwise, whatsoever in the preparation, review and verification of the Circular (other than this letter). Accordingly, we take no responsibility for, and express no views (express or implied) on, the contents of the Circular (other than this letter).

Our opinion in respect of the offer, as set out in Paragraph 11 of this letter, should be considered in the context of the entirety of this letter, the Circular and the Offer Document.

3 PRINCIPAL TERMS OF THE OFFER

The principal terms and conditions of the Offer can be found in Paragraph 2 of the Circular and/or Paragraph 2 of the Offer Document, summarised extracts of which have been reproduced here. Shareholders are advised to read carefully the terms and conditions contained therein.

3.1 Consideration

FOR EACH OFFER SHARE : EITHER

0.046970408 new GWAC Common Stock ("Stock Consideration");

OR

S$0.28 in cash ("Cash Consideration")

and so on in proportion for any other number of Offer Shares. Fractions of a new GWAC Common Stock will not be issued to any holder of Offer Shares who accepts the Offer and elects the Stock Consideration, and fractional entitlements will be disregarded.

A Shareholder who accepts the Offer shall have in relation to each Offer Share the right to elect to receive either the Stock Consideration or the Cash Consideration but not both. A Shareholder can choose to receive the Cash Consideration or Stock Consideration, or a combination thereof, for all the Offer Shares that have been tendered in acceptance of the Offer.

The Offer Shares are to be acquired (a) fully-paid, (b) free from all liens, charges, pledges and other encumbrances, and (c) together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto (including the right to all dividends and other distributions (if any) declared, made or paid thereon by CCHL on or after the Offer Announcement Date).

3.2 New GWAC Common Stock

Assuming full acceptances of the Offer and full election of the Stock Consideration and no outstanding GWAC Warrants are exercised, the Offeror will issue up to approximately 21.98 million new GWAC Common Stock, representing approximately 398.46 per cent. of the existing issued share capital of 5,515,975 GWAC Common Stock or approximately 79.94 per cent. of the enlarged issued share capital of the Offeror of approximately 27.49 million GWAC Common Stock.

The new GWAC Common Stock will, on issue, be credited as fully paid-up and shall rank pari passu in all respects with the then existing GWAC Common Stock. The Offeror is currently listed on the NASDAQ OTC Bulletin Board ("**OTCBB**") and as required by the Undertakings (as defined in the Offer Document), will also apply to be listed on NASDAQ National Stock Market ("**NASDAQ National Market**") as soon as possible after completion of the Offer.

3.3 Fractional Entitlements

Fractions of a new GWAC Common Stock will not be issued to any holder of Offer Shares who accepts the Offer and elects the Stock Consideration and fractional entitlements will be disregarded.

3.4 Options

As at the Latest Practicable Date, based on the latest information available to the Offeror, there are no outstanding Options granted under the CCHL Share Option Schemes.

3.5 Conditional Offer

The Offer is conditional upon the satisfaction of certain conditions precedent which are set out in Paragraph 2.2 of the Circular. Shareholders are advised to read those pages of the Circular carefully.

3.6 Warranty

Acceptance of the Offer will be deemed to constitute an unconditional and irrevocable warranty by the accepting Shareholder that each Offer Share in respect of which the Offer is accepted, is sold by the accepting Shareholder, as or on behalf of the beneficial owner, fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends rights and other distributions (if any) declared, paid and made by CCHL on or after the Offer Announcement Date.

4 INFORMATION ON THE OFFEROR

Information on the Offeror has been extracted from Paragraph 4 of the Circular and reproduced as below.

The Offeror is a "blank check" Delaware corporation formed on 20 August 2003 to identify and acquire an operating business having primary operations in the PRC. On 23 March 2004, the Offeror consummated an Initial Public Offering ("**IPO**") of equity securities from which approximately US$23,161,000 of net proceeds was placed in the IPO trust account. The monies in the IPO trust account will be released either upon the consummation of a business combination or upon the Offeror's liquidation. The Offeror must liquidate unless it has consummated a business combination by 31 December 2006. However, the Offeror is confident that the CCHL Acquisition will be consummated by 31 December 2006 as a result of the Undertakings.

The Offeror's GWAC Common Stock, GWAC Warrants and GWAC Units are quoted on OTCBB under the symbols GWAQ, GWAQW and GWAQU. As required by the Undertakings, the Offeror is applying for the listing of the above-said securities on the NASDAQ National Market.

Mr. Kin Shing Li, the chairman of the board of directors and chief executive officer of the Offeror, is also the Offeror's sole director and executive officer.

5 INFORMATION ON CCHL

CCHL was incorporated in Bermuda on 20 November 2003 as an exempted company with limited liability under the Bermuda Act. It was listed on the Main Board of the SGX-ST on 14 May 2004.

The Company is a provider of solutions primarily based on broadband satellite service. Its solutions are tailored to meet the different needs of customers in specific market segments, such as the education, government and enterprise markets. It provides technical services to ChinaCast Li Xiang Co Ltd which is licensed to provide value added satellite broadband services in China.

Additional information on CCHL is set out in Appendix I of the Circular.

6 RATIONALE FOR THE OFFER AND FUTURE PLANS FOR CCHL

Information on the rationale for the Offer and the Offeror's intentions relating to the Company has been extracted from Paragraph 5 of the Circular and reproduced as below.

6.1 Rationale for the Offer

The Offeror was organised to acquire a PRC-based operating business having significant growth potential.

ChinaCast is one of the leading providers of e-learning services to K-12 schools, universities, government agencies and corporate enterprises in the PRC and has been listed on the Main Board of the SGX-ST since May 2004. The Offeror believes that a business combination with ChinaCast will provide its stockholders with an opportunity to invest in a company with significant growth potential.

The proposed acquisition by the Offeror of ChinaCast via the Offer is intended to be a qualifying "business combination" under the Offeror's amended and restated certificate of incorporation or charter.

The Offer also presents an opportunity for Shareholders to either realise their investment in the CCHL Shares in cash or convert their investment as soon as practicable to listed new GWAC Common Stock. Accordingly, this will enable Shareholders to dispose, trade or otherwise deal with their investment on the stock market in accordance with SEC rules and regulations.

6.2 Future Plans for CCHL

If the Offer is made, it is the intention of the Offeror to make CCHL its subsidiary. It is not the intention of the Offeror (save as required by the Offeror's financiers in connection with the financing of the Offer) to preserve the listing status of CCHL or to take steps for any trading suspension of the CCHL Shares to be lifted. Please refer to Paragraph 7.1 of the Offer Document for more details on delisting.

It is the intention of the Offeror that the CCHL continues with its existing activities in the near term. Therefore, there are currently no plans for any major changes to the business of the CCHL including any redeployment of the core fixed assets of CCHL. To ensure continuity of CCHL's existing operations, the Offeror has no intention presently to terminate the employment of any of its existing employees as a direct consequence of the Offer.

Immediately upon consummation of the Offer, the Offeror intends to retain Messrs. Yin Jianping, Chan Tze Ngon Ron and Li Wei, the directors of CCHL, to continue to lead the Combined Company (as defined in the Offer Document) and serve as its management. In addition, the Offeror intends the board of directors, executive officers and key employees of the Combined Company to include the following:

Name	Age	Current position in CCHL	Position in the Combined Company
Yin Jianping	45	Executive Chairman of the board	Executive Chairman of the board
Chan Tze Ngon Ron	50	Chief Executive Officer and director	Chief Executive Officer and director
Li Wei	43	Chief Operating Officer and director	Chief Operating Officer and director
Antonio Sena	51	Chief Financial Officer and Company Secretary	Chief Financial Officer and Company Secretary
David Sun Guangfeng	35	Chief Technology Officer	Chief Technology Officer
Jim Ma Jim Lok	34	Vice President, Finance	Vice President, Finance
Michael J. Santos	44	Chief Marketing Officer	Chief Marketing Officer
Kin Shing Li(1)	49	None	Director
Justin Tang	35	None	Director

Note:-

(1) As at 19 December 2006, Mr Kin Shing Li, the current sole director of the Offeror, does not intend to continue to sit on the board of directors of the Offeror after consummation of the Offer.

7 DELISTING AND COMPULSORY ACQUISITION

Information on delisting and compulsory acquisition has been extracted from Paragraph 5 of the Circular and reproduced as below.

7.1 Trading Suspension and Listing Status

Under the provisions of the Listing Manual, upon the announcement by the Offeror that valid acceptances have been received that bring the CCHL Shares owned by it and parties acting in concert with it to more than 90 per cent. of the issued share capital of CCHL, the SGX-ST may suspend the listing of the CCHL Shares in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the CCHL Shares are held by at least 500 Shareholders who are members of the public ("**Free Float**").

Rule 725 states that the SGX-ST may allow the Company a period of three months, or such longer period as the SGX-ST may agree, for the Free Float to be raised to at least 10 per cent., failing which the Company may be de-listed.

It is the intention of the Offeror to make CCHL its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing status of CCHL. Accordingly, save as required by the Offeror's financiers in connection with the financing of the Offer, the Offeror does not intend to take steps for any trading suspension of the CCHL Shares by the SGX-ST to be lifted in the event that the Free Float is less than 10 per cent.

7.2 Compulsory Acquisition

Pursuant to Section 102(1) of the Bermuda Act, if the Offer has been accepted by the holders (excluding the Offeror, its subsidiaries and their respective nominees) of not less than nine-tenths in value of the CCHL Shares, the Offeror may compulsorily acquire all the remaining CCHL Shares of the dissenting Shareholders unless, on an application made by a Shareholder who did not accept the Offer, the Supreme Court of Bermuda orders otherwise. Section 102(1) of the Bermuda Act is substantially similar to Section 215(1) of the Singapore Act which sets out the Singapore position on compulsory acquisition.

Under Section 103(1) of the Bermuda Act, the Offeror and parties acting in concert with it may compulsorily acquire all the CCHL Shares of the dissenting Shareholders if they have received acceptances in respect of such number of CCHL Shares which, when taken together with the CCHL Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it, will result in the Offeror and the parties acting in concert with it holding 95 per cent. of the CCHL Shares. Section 103(1) of the Bermuda Act has no equivalent in Singapore.

As mentioned in Paragraph 7.1 above, save as required by the Offeror's financiers in connection with the financing of the Offer, it is not the intention of the Offeror to preserve the listing status of CCHL and the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

8 SHAREHOLDERS' IRREVOCABLE UNDERTAKINGS

Information on Undertakings given to the Offeror has been extracted from Paragraph 6 of the Circular and reproduced as below.

As announced by DBS Bank, for and on behalf of the Offeror, on 13 July 2006, the undertakings given by each of the Covenantor (as defined in the Offer Document) as at the date of the Pre-Conditional Offer Announcement (as defined in the Offer Document) has expired on 13 July 2006.

In this regard, the Offeror has since procured certain replacement irrevocable undertakings and additional irrevocable undertakings (each, an "**Undertaking**") to the Offeror, *inter alia*:-

(i) to accept the Offer in respect of the number of CCHL Shares held by the Covenantors as set out in the table below, not later than 5.00 pm (Singapore time) on the date falling seven Business Days (as defined in the Offer Document) after the date of despatch of the Offer Document;

(ii) to elect to receive the Stock Consideration in connection thereto;

(iii) not to sell, transfer, assign or otherwise dispose of any part of the Stock Consideration received by it pursuant to the acceptance of the Offer in a manner that would violate SEC rules and regulations;

(iv) except as otherwise permitted by the Undertaking, not to transfer or dispose of or create an encumbrance on any of their CCHL Shares from the date of the relevant Undertaking (the "**Commencement Date**") until the earliest of the date that the Offer lapses unconsummated or the Offeror withdraws the Offer (the "**Expiration Time**");

(v) not to breach their obligations under the Undertaking;

(vi) except with the Offeror's prior written consent, during the period from the Commencement Date and ending at the Expiration Time, not to directly or indirectly solicit, encourage (including without limitation, by way of providing information concerning ChinaCast and/or any of its subsidiaries to any person), vote in favor of,

initiate or participate in any tender (including without limitation accepting any tender offer), negotiations, discussions or resolutions with respect to any expression of interest, offer or proposal by any person other than the Offeror to acquire an interest in all or a substantial part of the business, operations or undertakings of ChinaCast and its subsidiaries or in five per cent. or more of the issued share capital of ChinaCast, acquire control of ChinaCast or otherwise acquire or merge with ChinaCast (including by way of scheme of arrangement, capital restructuring, tender offer, joint venture or dual listed company structure); and

(vii) notwithstanding any rights of withdrawal under the Code, not to withdraw any of its CCHL Shares tendered, unless the Offer lapses or is withdrawn by the Offeror.

As of 19 December 2006, the Offeror has received the following Undertakings from the following Covenantors:

S/No.	Name	Number of CCHL Shares	As a percentage of the entire issued share capital of CCHL
1.	Super Dynamic Consultancy Limited	67,326,820	14.39%
2.	Chan Tze Ngon Ron	43,797,220	9.36%
3.	Technology Venture Investments Limited[1]	33,037,221	7.06%
4.	Intel Pacific, Inc.	22,222,918	4.75%
5.	Wang Yu Huei	14,263,000	3.05%
6.	Asia Capitol Technology Partners Limited	12,026,155	2.57%
7.	Chow Siu Lam	7,000,000	1.50%
8.	Jim Ma Jim Lok	7,000,000	1.50%
9.	Yang Yong Shi[2]	7,214,286	1.54%
10.	Wu Cai Yu[2]	6,695,077	1.43%
11.	GC&C Holdings Limited	4,679,468	1.00%
12.	Sergio Ventures Limited	4,031,510	0.86%
13.	Wu Yao[2]	3,182,183	0.68%
14.	Isthoch Assets Limited	3,015,755	0.64%
15.	Zhang Jin Hua	2,830,341	0.60%
16.	Michael J. Santos	1,750,000	0.37%
17.	Time Global International Limited	1,749,107	0.37%
18.	Kenbell Management Limited	1,723,287	0.37%
19.	Liao Zhen	1,700,000	0.36%
20.	Bostwicken Consultancy Limited	1,507,878	0.32%
21.	Leung Kin Fo	1,400,000	0.30%
22.	Yin Jian Ping	1,000,000	0.21%
23.	Stanley Chan Chi Kwong	1,000,000	0.21%
24.	Kevin Poon To Leung	700,000	0.15%
25.	Tam Yuk Ching Jenny	650,000	0.14%
26.	Wang Chao Yong	350,000	0.07%
27.	Tang Chi Tang	300,000	0.06%
	Total	**252,152,226**	**53.89%**

Note:-

(1) As announced on 13 July 2006, pursuant to the Undertaking of Technology Venture Investments Limited ("**TVIL**"), TVIL is permitted to transfer, and has since transferred, 33,037,220 of the 66,074,441 CCHL Shares held by it to Chan Tze Ngon Ron. Chan Tze Ngon Ron has undertaken to the Offeror that he shall, inter alia, observe and discharge all the terms and conditions of the Undertaking in all respects as if he is TVIL

(2) As announced on 13 July 2006, pursuant to the Undertakings of Panwell Investments Limited ("**Panwell**"), Panwell is permitted to transfer, and has since transferred, the 5,276,358 CCHL Shares held by it to Wu Cai Yu, Yang Yong Shi and Wu Yao in the proportion of 1,418,719 CCHL Shares, 2,292,794 CCHL Shares and 1,564,845 CCHL Shares respectively. Each of Wu Cai Yu, Yang Yong Shi and Wu Yao has undertaken to the Offeror that he shall, inter alia, observe and discharge all the terms and conditions of the relevant Undertaking in all respects as if he is Panwell

The Undertakings shall lapse if for whatever reason:-

(i) the Offer is withdrawn or lapses, or fails to become or be declared to be unconditional for any reason;

(ii) any one of the Covenantors is released from any of its obligations under the Undertaking provided by it; or

(iii) the Offeror is delisted from OTCBB,

provided that this shall not prejudice any accrued rights between the parties prior to the lapsing of the relevant Undertaking. Further, the Undertakings shall terminate and be of no further effect on the date falling 10 months after the Commencement Date.

As at the Latest Practicable Date, save as disclosed in this paragraph, neither the Offeror nor any party acting in concert with it has received any irrevocable undertaking from any other party to accept or reject the Offer.

It was the position of the SEC that the Offeror is not permitted to offer registered shares of GWAC Common Stock in the Offer to any Shareholder who was presented with the opportunity to sign an Undertaking. As at the Latest Practicable Date, the Covenantors had agreed to receive, pursuant to their acceptance of the Offer, GWAC Common Stocks that are not registered under the Securities Act.

9 RESULTANT SHAREHOLDINGS

The resultant stockholdings of existing CCHL Shareholders and Offeror stockholders in the Combined Company as set out in Appendix III of the Offer Document are extracted and reproduced as follows for illustrative purposes:-

Basis	**Assuming none of the GWAC Warrants are exercised**		**Assuming all of the GWAC Warrants are exercised**	
	Existing CCHL Shareholders	**Existing Offeror stockholders**	**Existing CCHL Shareholders**	**Existing Offeror stockholders**
Assuming no holders of Public Shares (as defined in the Offer Document) elect to convert their Public Shares into pro-rata portions of the trust account, and				
(a) **Scenario A**: Other than the ChinaCast Majority (as defined in the Offer Document) who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders reject the Offer	68.2%	31.8%	42.9%	57.1%
(b) **Scenario B**: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders accept the Offer and elect for Stock Consideration	79.9%	20.1%	58.3%	41.7%
(c) **Scenario C**: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders accept the Offer and elect for Cash Consideration	68.2%	31.8%	42.9%	57.1%
Assuming holders of **20%** of Public Shares elect to convert their Public Shares into pro-rata portions of the trust account, and				
(a) **Scenario A**: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders reject the Offer	72.0%	28.0%	44.4%	55.6%
(b) **Scenario B**: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders accept the Offer and elect for Stock Consideration	82.7%	17.3%	59.7%	40.3%
(c) **Scenario C**: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders accept the Offer and elect for Cash Consideration	72.0%	28.0%	44.4%	55.6%

10 ASSESSMENT OF THE FINANCIAL TERMS OF THE OFFER

In assessing the financial terms of the Offer, we have considered the following:-

(i) Reasonableness of the Cash Consideration

a. Market quotation and trading liquidity of CCHL Shares;
b. Comparison of the valuation ratios of CCHL implied in the Cash Consideration with those of the comparable companies;
c. Comparison of the Cash Consideration with recent successful privatizations and take-over transactions in Singapore; and
d. Comparison of the Cash Consideration with recent acquisitions and/or divestments involving education service providers listed in Asia Pacific.

(ii) Reasonableness of the Stock Consideration

a Market quotation and trading liquidity of GWAC Common Stock;
b. The implied issue price ascribed to each new GWAC Common Stock compared to CCHL's Share price;
c. Comparison of the valuation ratios of CCHL implied in the Stock Consideration with those of the comparable companies;
d. Comparison of CCHL's historical Price-to-Earnings ("**P/E**") ratio with that of the Combined Company and selected comparable companies listed in the United States;
e. Theoretical stock price of the Combined Company post CCHL Acquisition; and
f. Other risks relating to the Stock Consideration.

(iii) Other relevant considerations in respect of the Offer

These factors are discussed in greater detail in the ensuing paragraphs.

10.1 REASONABLENESS OF THE CASH CONSIDERATION

As set out in the Pre-Conditional Offer Announcement, the Cash Consideration of S$0.28 as determined by the Offeror represents:-

(i) A premium of approximately 9.80% over the last transacted price of S$0.255 per CCHL Share on the SGX-ST on 13 September 2005;

(ii) A premium of approximately 12.73% over the volume weighted average prices of CCHL Shares on the SGX-ST of S$0.248 over the last one month prior to but including 13 September 2005; and

(iii) A premium of approximately 17.13% over the volume weighted average prices of CCHL Shares on the SGX-ST of S$0.239 over the last six months prior to but including 13 September 2005.

In evaluating the Cash Consideration, we have given due consideration to the following:-

10.1.1 Market Quotation and Trading Liquidity of CCHL Shares

In evaluating the reasonableness of the Cash Consideration from a market price expectations perspective, on the basis that the stock market may be considered to provide an efficient mechanism by which such price expectations may be expressed, we have considered whether current and historical share price of CCHL are reasonable indicators for assessing the financial value of the Shares at a given point in time.

We wish to highlight that under ordinary circumstances, the market valuation of shares traded on a recognized stock exchange may be affected by, inter alia, its relative liquidity, the size of its free float, the extent of research coverage, the investor interest it attracts and the general market sentiment at a given period in time. Shareholders should also note that the past trading performance of the Shares should not be relied upon as a guide of its future trading performance. Therefore, this analysis serves as an illustrative guide only.

(a) CCHL's volume-weighted average market price ("**VWAP**") movement and volume traded for the 18-month period prior to the Offer Announcement Date, up to and including the Latest Practicable Date is set out below:-



Volume Traded in Millions
Share Price in (S$)
20.0
15.0
10.0
5.0
0.0
0.50
0.40
0.30
0.20
0.10
0.00
Note 1
Note 2
Note 3
Note4
Note5
Note 6
Note 7
Cash Consideration: S$ 0.28
14/06/2005
18/07/2005
19/08/2005
22/09/2005
26/10/2005
29/11/2005
02/01/2006
03/02/2006
09/03/2006
12/04/2006
16/05/2006
19/06/2006
21/07/2006
24/08/2006
27/09/2006
31/10/2006
04/12/2006

Source: Bloomberg

Notes:-

(1) 14 September 2005: Pre-conditional voluntary offer by GWAC. GWAC announced that a majority of the holders of the issued and outstanding ordinary shares of CCHL have irrevocably agreed to accept a preconditional voluntary tender offer made by GWAC, which is subject to the approval of GWAC shareholders

(2) 1 March 2006: Announcement of FY2005 results. Combined revenue for University Distance Learning grew by 27% to RMB179 million. Net profit for CCHL before accounting adjustments and minority interest grew by 16.6% due to the strong demand for distance learning in China

(3) 16 March 2006: The Company announced it was not aware of any information not previously announced which might have a significant effect on the trading price or turnover of the Company's shares

(4) 15 May 2006: Announcement of 1st quarter FY2006 results. The 1st quarter revenue amounted to RMB22.7 million, growing 25% against the same period last year. Profit increased by 0.4% to RMB10.4 million from the same period last year. Compared to the previous quarter, the revenue surged by 46% and net profit increased by 10% on strong demand for distance learning in China

(5) 14 August 2006: Announcement of 2nd quarter FY2006 results. The 2nd quarter revenue amounted to RMB22.3 million, growing 27% against the same period last year. Profit decreased by 10% to RMB10.7 million from the same period last year

(6) 14 November 2006: Announcement of 3rd quarter FY2006 results. The 3rd quarter revenue amounted to RMB23.4 million, growing 51% against the same period last year. Profit increased by 30% to RMB13.7 million from the same period last year

(7) 7 December 2006: Offer Announcement Date. GWAC had registered the Form S-4 in connection with the Pre-Conditional Offer for CCHL with the SEC. GWAC also announced the Special Meeting to vote on the Offer on 18 December 2006

We set out below a table which shows the trading volume of CCHL as a percentage of the CCHL Free Float and average daily turnover.

	Prior to Offer Announcement Date				
	1-month	3-month	6-month	9-month	12-month
Total Volume of Shares traded	14,470,000	37,955,000	57,523,000	173,741,000	196,703,000
Average Daily Volume of Shares traded	657,727	593,047	445,915	904,901	777,482
Average daily trading volume as a percentage of CCHL Free Float (%)	0.34%	0.31%	0.23%	0.47%	0.41%

Source: Bloomberg and PwCCF Analysis

Notes:-

(1) Average daily trading volume is calculated based on the total volume of Shares traded during the period under consideration divided by the number of Market Days during that period

(2) CCHL has free float of 191.5 million Shares ("**CCHL Free Float**") held in the hands of the public as at the Latest Practicable Date. CCHL Free Float is calculated by subtracting the shares held by insiders, and those deemed stagnant shareholders, from the total shares outstanding. Stagnant shareholders include employee stock share ownership trusts, employee benefits trusts, board members, directors, executives, corporations not actively managing money, government ownership, and venture capital companies (source: Bloomberg)

Based on the above, we noted that:-

(i) During the 12-month period prior to the Offer Announcement Date, a total of approximately 196,703,000 CCHL Shares were traded with an average daily volume of approximately 777,482 Shares, which represents approximately 0.41% of CCHL Free Float; and

(ii) The average daily trading volume of CCHL Shares ranged between 445,915 and 904,901 Shares over the one-month, three-month, six-month and nine-month periods prior to the Offer Announcement Date, representing approximately 0.23% and 0.47% of CCHL Free Float.

The above suggests that while there were some trading volumes in CCHL Shares in the last 12 months prior to the Offer Announcement Date, the trading liquidity of CCHL Shares is considered low.

(b) We set out below a table which shows the VWAP of the CCHL Shares and the premium and/or discount of the Cash Consideration over the VWAP of the CCHL Shares for one month, three months, six months and twelve months respectively preceding the Offer Announcement Date, up to and including the Latest Practicable Date:-

	Last day preceeding Offer Announcement Date	Between the Offer Announcement Date and the Latest Practical Date	Latest Practicable Date	Prior to Offer Announcement Date				
				1-month	3-month	6-month	9-month	12-month
Volume-weighted average closing price per share for CCHL (S$)	0.43	0.48	0.465	0.40	0.36	0.34	0.34	0.33
Cash Consideration as a discount to the volume -weighted average closing price per share (%)	-34.9%	-41.2%	-39.8%	-29.4%	-21.5%	-18.0%	-17.4%	-15.2%

Source: Bloomberg and PwCCF Analysis

Based on the above, we note that the following:-

(i) The Cash Consideration represents a discount of 29.4%, 21.5%, 18.0%, 17.4% and 15.2% to the VWAP of the Shares over the one-month, three-month, six-month, nine-month and twelve-month periods respectively, preceding the Offer Announcement Date

(ii) The Cash Consideration represents a discount of approximately 41.2% to the VWAP of the CCHL Shares for the period between the Offer Announcement Date and the Latest Practicable Date; and

(iii) The Cash Consideration represents a discount of approximately 34.9% and 39.8% to the last transacted price of S$0.430 and S$0.465 per Share as at the last day preceding the Offer Announcement Date and the Latest Practicable Date respectively.

(c) Share Price Performance of CCHL vis-à-vis Strait Times Index ("**STI Index**")

In order to assess the relative price performance of CCHL vis-à-vis the performance of the broad market in Singapore, we have compared the normalized movement of the market prices of the CCHL shares against the Strait Times Index for the 12-month period prior to the Offer Announcement Date, up to and including the Latest Practicable Date. The STI Index is an index comprising 50 stocks listed on SGX-ST from various industry segments and is weighted by market capitalisation.



Index 100 - Base 7 Dec 2006
240
200
160
120
80
40
0
07/12/2005
07/01/2006
07/02/2006
07/03/2006
07/04/2006
07/05/2006
07/06/2006
07/07/2006
07/08/2006
07/09/2006
07/10/2006
07/11/2006
07/12/2006
CCHL - Share Price
STI Index

We observe from the chart above that the share price of CCHL has generally outperformed the STI Index.

The table below set out the trading statistics of the last transacted prices of CCHL Shares and the Index as at 7 December 2005 (being the 12-month period prior to the Offer Announcement Date), the last day preceding the Offer Announcement Date and the Latest Practicable Date:-

	As at 7 December 2005 (A)	As at the last day preceding the Offer Announcement Date (B)	Percentage change (%) ((B-A)/A*100%)	As at Latest Practicable Date (C)	Increase / (Decrease) (%) ((C-B)/B*100%)
CCHL (S$)	0.260	0.430	65.4%	0.465	8.1%
STI Index	2,312	2,895	25.2%	2,943	1.6%

Source: Bloomberg and PwCCF analysis

Based on the above, we note that:-

(i) For the 12-month period prior to the Offer Announcement Date, the price of CCHL Shares has increased by approximately 65.4% while STI Index increased by approximately 25.2% over the same period; and

(ii) From the last day preceding the Offer Announcement Date to the Latest Practicable Date, the last transacted price of the CCHL Shares increased by approximately 8.1%, compared to the increase of 1.6% in the STI Index.

10.1.2 Comparison of the Valuation Ratios of CCHL Implied in the Cash Consideration with those of the Comparable Companies

For the purpose of assessing the Cash Consideration, we have reviewed the valuation statistics of the Company implied in the Cash Consideration and compared them with those of publicly listed companies to give an indication of the current market expectations with regards to the valuation of companies which are in the similar business as CCHL (the "**Comparable Companies**"). While we recognise that CCHL is a provider of solutions, it mainly operates in the education space and its business is only in China. As such, the predominant emphasis in deriving the Comparable Companies has been placed on companies with a substantial portion of their activities in education and training in China.

In the course of our evaluation of the financial terms of the Offer vis-à-vis Comparable Companies, we have had discussions with certain Management of the Company about the suitability and reasonableness of the Comparable Companies acting as a basis for comparison with the core businesses of CCHL. These Comparable Companies have been identified after a search done on companies which are involved in the education and training activities in the China market and are by no means exhaustive.

Details of the Comparable Companies are set out below:-

Company	Description
New Oriental Education & Technology Group	New Oriental Education & Technology Group, Inc. offers educational services. The company offers foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online classes.
Oriental Century Ltd	Oriental Century Ltd. offers education management services in the PRC. The company offers implementation and follow-up of policies and methods, student and staff development, time management, evaluation of students' progress and staff performance, and financial reporting.
China Education Alliance Inc	China Education Alliance, Inc. is a technology company engaged in the online education industry in PRC. The company is a holding company which conducts its business primarily through its wholly owned subsidiaries, Harbin Zhong He Li Da Education Technology, Inc. ("ZHLD") and the Zhonghe Education Training Center. The company conducts educational services through three main channels: a large educational online portal, an education center and educational software and media. The company's educational services and material focus on supplemental education and test preparation material for grades kindergarten through high school.

Company	Description
Raffles Education Corp Ltd	Raffles Education Corp Ltd. provides training programs and courses in various areas of design and management. The company's education services include fashion design, visual communication, multimedia design, interior design, design management, fashion marketing, and business administration.
Hartford Education Corp Ltd	Hartford Education Corp Ltd. is a distance education and online e-learning provider. The company provides academic programs and student services through its Learning and Resource Centres (LRCs).

Source: Bloomberg

We however recognize that there are no listed companies that could be considered to be identical to CCHL in terms of composition of business activities, scale of operation, geographical spread of activities, track record, future prospects, asset base, risk profile and other relevant criteria. Accordingly, the Independent Directors should note that any comparisons made with respect to the Comparable Companies serve as an illustrative guide only.

Historical earnings, cash flows and NTA comparisons

The following valuation statistics of the Comparable Companies are based on their respective closing prices as at the Offer Announcement Date while those of CCHL are based on the Cash Consideration. All valuation statistics are computed on a historical basis using financial data obtained from the Comparable Companies' latest publicly available financial statements and/or annual reports prior to the Offer Announcement Date.

			Operating Ratios[2]				Valuation Multiples[2]			
Company	Last Price[1] (S$)	Market Capitalisation[1] (S$ million)	EBITDA margin (%)	Net margin (%)	ROE (%)	Total Debt/ Equity (%)	EV / EBITDA (x)	EV / EBIT (x)	P/E (x)	Price/ NTA per share (x)
New Oriental Education & Technology Group	54.55	1,925	12.1%	15.1%	19.1%	15.5%	90.7[3]	64.3	73.8	14.7
Oriental Century Ltd	0.86	143	65.2%	53.8%	55.3%	65.8%	17.7	20.2	22.3	12.3
China Education Alliance Inc	0.71	41	59.1%	58.7%	60.4%	24.8%	5.1	5.5	6.0	3.6
Raffles Education Corp Ltd	1.68	1,739	41.6%	35.8%	67.3%	0.0%	42.7	46.0	50.2	66.5
Hartford Education Corp Ltd	0.85	204	21.7%	15.5%	12.6%	0.0%	96.8	122.5	143.1	19.5
STATISTICS SUMMARY[4][5]										
AVERAGE			62.1%	56.2%	57.8%	45.3%	11.4	12.9	14.2	8.0
MEDIAN			62.1%	56.2%	57.8%	45.3%	11.4	12.9	14.2	8.0
HIGH			65.2%	58.7%	60.4%	65.8%	17.7	20.2	22.3	12.3
LOW			59.1%	53.8%	55.3%	24.8%	5.1	5.5	6.0	3.6
CCHL, based on the Cash Consideration	0.28	131	71.4%	51.2%	7.7%	0.0%	3.8	4.2	14.3	1.2

Source: Bloomberg and PwCCF analysis

Notes:-

(1) Closing price of shares as at the Offer Announcement Date
(2) Multiples are calculated by using trailing 12 months numbers based on the last announcement of the company
(3) Calculated based on the EBITDA figure as set out in the company's annual report for the year ended 31 May 2006 given that its quarterly EBITDA figures are not available
(4) New Oriental Education & Technology Group and Raffles Education Corp Ltd are excluded from the Comparable Companies analysis as they are of much larger size in terms of market capitalisation as compared to CCHL

(5) Hartford Education Corp Ltd ("**Hartford**") is also excluded from the analysis as it appears to be an outlier given its unusually high valuation multiples, which is probably due to its turnaround situation following the change of its major shareholder. When Raffles Education Corporation Limited acquired majority control of Hartford in 2004, Hartford was loss-making for the year ended 30 June 2004. Following the change in major shareholder, Hartford went through a restructuring exercise which helped it turnaround to be profitable in 2005

(6) Enterprise Value ("**EV**"): EV is a measure of a company's value. It is computed based on the respective companies' market capitalisation as at the Offer Announcement Date and their cash and cash equivalent, debt and minority interest figures as set out in the latest available annual reports issued and/or financial results announced prior to the Offer Announcement Date

(7) Earnings Before Interest, Tax, Depreciation and Amortization ("**EBITDA**"): EBITDA of the respective companies are derived based on figures as set out in their latest available annual reports issued and/or financial results announced prior to the Offer Announcement Date. Figures for taxation, net interest, depreciation and amortization and other one-off gains or losses are adjusted to Earnings ("**E**") to arrive at EBITDA

(8) Earnings Before Interest and Tax ("**EBIT**"): Depreciation and Amortization figures as set out in the latest available annual reports issued and/or financial results announced prior to the Offer Announcement Date is subtracted from EBITDA to arrive at EBIT

(9) P/E: P/E ratio is computed as a ratio of market capitalisation as at the Offer Offer Announcement Date to net profit attributable to shareholders, which is based on figures obtained from the latest available annual reports issued and/or financial results announced prior to the Offer Announcement Date

(10) Price-to-NTA ("**P/NTA**"): P/NTA ratio is computed as a ratio of market capitalisation to NTA. It is the market capitalisations of the respective companies as at the Offer Announcement Date divided by their respective NTA figures as set out in their latest available annual reports and/or financial results announced prior to the Offer Announcement Date

From the above table, we note that:-

(i) The EV/EBITDA and EV/EBIT ratios of CCHL implied by the Cash Consideration of 3.8 times and 4.2 times respectively fall out of the range and are below both the median and simple average EV/EBITDA and EV/EBIT ratios of the Comparable Companies;

(ii) The P/E ratio of CCHL implied by the Cash Consideration of 14.3 times is within the range and slightly above both the median and simple average P/E ratios of the Comparable Companies; and

(iii) The P/NTA ratio of CCHL implied by the Cash Consideration of 1.2 times falls out of the range and is below both the median and simple average P/NTA ratios of the Comparable Companies.

10.1.3 Comparison of the Cash Consideration with Recent Successful Privatizations and Take-Over Transactions in Singapore

We note that it is the intention of the Offeror to delist the Company from the SGX-ST. In assessing whether the Cash Consideration is reasonable, we have compared the financial terms of the Offer with those of successful privatisation and/or delisting of companies listed on the SGX-ST during the last 24-month period prior to Offer Announcement Date ("**Privatisation Transactions**"). This analysis serves as a general indication of the relevant premia/(discount) that offerors have paid for in order to privatise the target companies without having regard to their specific industry characteristics or other considerations.

Selected details of these Privatisation Transactions are set out below:-

Companies[1]	Date of Announcement of Offer	Offer Price per Share (S$)	Last Transacted Market Price prior to Announcement (%)	Volume Weighted Average Price for the 1-Month prior to Announcement (%)	Volume Weighted Average Price for the 3-Month prior to Announcement (%)
Overseas Union Enterprise Limited[2]	26/05/2006	10.20	6.3	10.2	12.9
CIH Limited[3]	03/02/2006	2.70	23.3	NA	23.3
Cathay Organisation Holdings Ltd[4]	19/12/2005	0.27	31.7	27.4	33.0
Wah Shing International Holdings Limited[5]	15/11/2005	0.18	80.0*	42.5*	56.4*
Network Foods International Ltd[6]	22/09/2005	0.09	80.0*	62.4*	67.7*
Mentor Media Ltd[7]	02/09/2005	0.66	16.8	19.3	17.4
CSA Holdings Ltd[8]	13/06/2005	2.05	49.6*	56.5*	65.3*
Wearnes International (1994) Limited[9]	21/04/2005	1.35	16.4	17.8	10.2
Global Active Limited[10]	16/08/2005	0.23	27.8	13.3	3.6
Pakara Technology Limited[11]	29/12/2004	0.09	0.00	3.7	14.9
Summary Statistics (excluding outliers indicated by *)					
AVERAGE			17.5	15.3	16.5
MEDIAN			16.8	15.6	14.9
HIGH			31.7	27.4	33.0
LOW			0.0	3.7	3.6

Source: Bloomberg and PwCCF Analysis

Notes:-

(1) We have excluded the following transactions in our analysis:-
   (a) all transactions which were announced but not successful; and
   (b) all non-privatisation transactions including takeover offer by third parties instead of existing controlling shareholders.

(2) This refers to the mandatory unconditional cash offer by BNP Paribas Peregrine (Singapore) Ltd for and on behalf of OUE Realty Pte Ltd (formerly known as "**Lippo Property Investment Pte. Limited**") for Overseas Union Enterprise Limited ("**OUE**"). OUE Realty Pte Ltd held approximately 55.04% of the issued and paid up capital of OUE as at the date of the offer announcement.

(3) This refers to the scheme of arrangement by BNP Paribas Peregrine (Singapore) Ltd for and on behalf of GP Industries Limited ("**GPIL**") for the purpose of privatizing CIH Limited. GPIL has been listed on the Main Board of SGX-ST since 1995 and held approximately 49% of the issued and paid up capital of CIH Limited at the date of announcement of the offer. GPIL is principally engaged in the manufacture and marketing of batteries and related products, while CIH Ltd is principally engaged in the development, manufacture and marketing of light fittings products and accessories.

(4) This refers to the voluntary delisting of Cathay Organisation Holdings Ltd ("**Cathay**") by DBS Bank for and on behalf of Cathay Organisation Private Limited ("**COPL**"). COPL and its concert parties held approximately 72.9% of Cathay as at the date of the announcement of the exit offer.

(5) This refers to the voluntary delisting of Wah Shing International Holdings Limited ("**Wah Shing**") by CIMB-GK Securities Pte Ltd for and on behalf of South China Industries (BVI). The principal activity of South China Industries (BVI) is investment holding. Its subsidiaries and associated companies are principally engaged in the manufacturing and trading of toys, compressors, shoes, metal tooling, leather products, motors, machinery, capacitors, clothing, property development and investment, agriculture, information technology and travel-related businesses. South China Industries (BVI) held 68.42% of Wah Shing at the date of the offer announcement.

(6) This refers to the scheme of arrangement for the purpose of the privatisation of Network Foods International Ltd ("**Network Foods**") by SAC Capital Pte Ltd for and on behalf of PMRI Investments (Singapore) Pte Ltd ("**PMRI**"). PMRI is a wholly-owned subsidiary of Pan Malaysia Corporation Berhad ("**PMC**"), which is listed on the Main Board of Bursa Malaysia Securities. PMC and its subsidiaries are principally engaged in investment holding, the provision of management services and the manufacturing, marketing and distribution of confectionery and cocoa-based and other food products. The offeror held 79.08% of Network Foods as at the date of the announcement.

(7) This refers to the scheme of arrangement for the purpose of the acquisition of Mentor Media Ltd by MM Holdings Limited. MM Holdings Ltd held 61.6% stake in Mentor Media Ltd as at the date of announcement.

(8) This refers to the scheme of arrangement for the purpose of privatizing CSA Holdings Ltd ("**CSA**") by DBS Bank for and on behalf of CSC Computer Sciences International Inc ("**CSCI**"). CSCI is an investment holding company and is wholly owned by Computer Science Corporation ("**CSC**"), which is incorporated in the United States and listed on New York Stock Exchange ("**NYSE**"). CSC is one of the world's leading IT services companies, providing management and IT consulting, systems integration and outsourcing capabilities to commercial and government clients throughout the world. The offeror held approximately 73.1% stake in CSA at the date of offer announcement.

(9) This refers to the scheme of arrangement to privatize Wearnes International (1994) Limited ("**Wearnes**") by PrimePartners Corporate Finance Pte Ltd for and on behalf of WBL Corporation Limited ("**WBL**"). WBL held approximately 84.86% of Wearnes as at 12 August 2005.

(10) This refers to the voluntary delisting of Global Active Limited ("**GAL**") by MS Corporate Finance Pte Ltd for and on behalf of OSIM International Ltd ("**OSIM**"). OSIM is in the business of marketing, distributing, franchising and manufacturing of a comprehensive range of healthy lifestyle products. These products include massage chairs, foot reflexology rollers, pulse massagers, hand-held massagers, eye massagers, blood pressure monitors, water-based vacuum and steam cleaners, treadmills, bicycles, nutritional supplements, and other muscular and stress relieving healthy lifestyle products. OSIM held approximately 67.17% of the issued and paid-up capital of GAL as at the date of the offer announcement.

(11) This refers to the voluntary unconditional cash offer by DBS Bank for and on behalf of Pakara Investments Pte Ltd for Pakara Technology Limited. The principal activity of Pakara Investments Pte Ltd is investment holding. The principal activities of its subsidiaries, which are Pakara Technology Limited and its subsidiaries, are the development, manufacture and sale of industrial batteries.

Based on the above, we note the following:-

(i) The Cash Consideration represents a discount of approximately 34.9% (calculated based on the last transacted market price of the Shares prior to the Offer Announcement Date) while the offer price paid for the recent Privatisation Transactions exhibits an average premium of approximately 17.5%; and

(ii) The discounts of 29.4% and 21.5% of the Cash Consideration to the VWAP of CCHL Shares over the one-month and three-month periods prior to the Offer Announcement Date respectively do not appear to be in line with the average and median premium implied in the recent Privatisation Transactions for the same periods under comparison.

We wish to highlight that the list of companies involved in the Privatisation Transactions set out in the analysis above are not directly comparable with the Company in terms of size of operations, market capitalisation, business activities, asset base, geographical spread, track record, accounting policy, financial performance, operating and financial leverage, future prospects and other relevant criteria. The analysis above is based on data compiled from publicly available sources and serves as a guide as to the premium paid in connection with the privatisation and/or delisting of companies listed on the SGX-ST. Each transaction must be judged on its own commercial and financial merits. The premium that an offeror pays in any particular take-over depends on various factors such as the potential synergy that the offeror can gain by acquiring the target, the presence of competing bids for the target, prevailing market conditions, attractiveness and profile of the target's business and assets, size of consideration and existing and desired level of control in the target. Hence, the comparison of the Cash Consideration with the Privatisation Transactions set out above is for illustration purpose only. Conclusions drawn from the comparisons made may not neccessarily reflect any perceived market valuation of the Company.

10.1.4 Comparison of the Cash Consideration with Recent Acquisitions and/or Divestments involving Education Service Providers Listed in Asia Pacific

We have made comparison between the Cash Consideration with the recent acquisitions and divestment transactions involving education service providers listed in Asia Pacific. The list is by no means exhaustive and is for illustration purposes only.

Announced Date	Target Company / Country	Bidder Company	% Acquired	Deal Premium / (Discount)[6]
01/12/2006	Oriental Century Limited / Singapore[1]	Raffles Education Corporation Limited	20%	-9.5%
07/07/2006	Hutchison's Child Care Services Ltd / Australia[2]	ABC Learning Centers Limited	80%	23.9%
15/03/2006	Kids Campus Limited / Australia[3]	ABC Learning Centers Limited	100%	4.2%
16/02/2006	Childs Family Kindergartens Limited / Australia[4]	Macquarie Leisure Pty Ltd	30%	-19.5%
19/04/2004	Hartford Holdings Limited / Singapore[5]	Raffles Education Corporation Limited	82%	3.6%
AVERAGE				0.5%
MEDIAN				3.6%
HIGH				23.9%
LOW				-19.5%
CCHL, based on the Cash Consideration				-29.4%[7]

Source: Mergermarket, Bloomberg, PwCCF analysis

Notes:-

(1) Oriental Century Limited is a Singapore-listed education group
(2) Hutchison's Child Care Services Ltd is an Australian provider of childcare services
(3) Kids Campus Limited is an Australian owner and operator of childcare services centres
(4) SChilds Family Kindergartens Limited is an Australian owner and operator of child care centres
(5) Hartford Holdings Limited is a Singapore based provider of business management education programmes
(6) Calculated based on the one-month VWAP prior to the announcement date
(7) The one-month VWAP prior to the Offer Announcement Date for CCHL is S$0.40

Based on the above, we note that the recent acquisitions in the education industries were completed at an average deal premium of 0.5%, whereas the Cash Consideration represents a discount of 29.4% calculated based of the one-month VWAP prior to the Offer Announcement Date.

It should also be noted that the above companies are not directly comparable to CCHL in terms of size, track record, business activities and geographical market. Furthermore, the circumstances between these transactions could be different from the Offer.

10.2 REASONABLENESS OF THE STOCK CONSIDERATION

As set out in the Pre-Conditional Offer Announcement, the Stock Consideration is valued by the Offeror at approximately S$0.4185 (0.046970408 x US$5.30 x 1.681) based on the Offeror's closing stock price of US$5.30 and an exchange rate of US$1.00:S$1.681 as at the day preceding the Pre-Conditional Offer Announcement Date (defined as "14 September 2005", being the date of the Pre-Conditional Offer Announcement) (the "**Implied Issue Price (PC)**"). The Implied Issue Price (PC) of S$0.4185 represents:-

(i) A premium of approximately 64.11% over the last transacted price of S$0.255 per CCHL Share on the SGX-ST on 13 September 2005;

(ii) A premium of approximately 68.48% over the volume weighted average prices of CCHL Shares on the SGX-ST of S$0.248 over the last one month prior to but including 13 September 2005; and

(iii) A premium of approximately 75.06% over the volume weighted average prices of CCHL Shares on SGX-ST of S$0.239 over the last six months prior to but including 13 September 2005.

The stock price of GWAC Common Stock has increased since the Pre-Conditional Offer Announcement Date from approximately US$5.30 to US$6.48 as at the Latest Practicable Date. As such, in addition to the Implied Issue Price (PC) determined above, we have also computed the Stock Consideration based on the Offeror's closing stock price of US$6.48 and an exchange rate of US$1.00:S$1.5417 as at the Latest Practicable Date to arrive at S$0.4692 (0.046970408 x US$6.48 x 1.5417) (the **"Implied Issue Price (LPD)"**) for our analysis purposes.

In evaluating the Stock Consideration, we have given due consideration on the Implied Issue Price (PC) and the Implied Issue Price (LPD) to the following:-

10.2.1 Market Quotation and Trading Liquidity of GWAC Common Stock

(a) We set out below a chart and table on the daily VWAP movement and volume traded of the GWAC Common Stock since the date of its IPO up to and including the Latest Practicable Date for general assessment of the trading patterns of the GWAC Common Stock:-



Volume Traded
Share Price in (US$)
500,000
400,000
300,000
200,000
100,000
0
8.00
6.00
4.00
2.00
0.00
Note 1
Note 2
Note 3
Note 4
Note 5
Note 6
Note 7
Note 8
Note 9
Note 10
Note 11
Note 12
Note 13
Note 14
01/04/2004
05/05/2004
08/06/2004
12/07/2004
13/08/2004
16/09/2004
20/10/2004
23/11/2004
27/12/2004
28/01/2005
03/03/2005
06/04/2005
10/05/2005
13/06/2005
15/07/2005
18/08/2005
21/09/2005
25/10/2005
28/11/2005
30/12/2005
02/02/2006
08/03/2006
11/04/2006
15/05/2006
16/06/2006
20/07/2006
23/08/2006
26/09/2006
30/10/2006
01/12/2006

Source: Bloomberg

Notes:-

(1) 7 April 2004: Announcement of FY2003 results
(2) 17 May 2004: Announcement of 1st quarter FY2004 results
(3) 16 August 2004: Announcement of 2nd quarter FY2004 results
(4) 15 November 2004: Announcement of 3rd quarter FY2004 results
(5) 15 April 2005: Announcement of FY2004 results
(6) 16 May 2005: Announcement of 1st quarter FY2005 results
(7) 15 August 2005: Announcement of 2nd quarter FY2005 results
(8) 21 November 2005: Announcement of 3rd quarter FY2005 results
(9) 5 May 2006: Announcement of FY2005 results
(10) 22 May 2006: Announcement of 1st quarter FY2006 results
(11) 7 September 2006: Announcement of 2nd quarter FY2006 results
(12) 14 November 2006: Announcement of 3rd quarter FY2006 results
(13) 6 December 2006: The sole director of GWAC has approved a proposed tender offer by GWAC to purchase at least a majority and up to all of the issued and outstanding Shares of CCHL
(14) 7 December 2006: GWAC issued Offer Announcement. GWAC had registered the Form S-4 in connection with the Pre-Conditional Offer for CCHL with the SEC. GWAC also announced the Special Meeting to vote on the Offer on 18 December, 2006

We set out below a table which shows the VWAP per GWAC Common Stock, average trading volume and the average daily turnover of GWAC.

	Prior to Offer Announcement Date				
	1-month	3-month	6-month	9-month	12-month
Volume-weighted average closing price per GWAC common stock (US$)	6.11	5.61	5.48	5.47	5.43
Total volume of Common Stock traded	450,205	1,634,740	2,201,740	3,436,365	4,517,499
Average Daily Volume of GWAC Common Stock traded	21,438	25,543	17,201	17,805	17,856
Average daily trading volume as a percentage of GWAC Free Float (%)	0.51%	0.60%	0.41%	0.42%	0.42%

Source: Bloomberg and PwCCF Analysis

Notes:-

(1) Average daily trading volume is calculated based on the total volume of GWAC Common Stock traded during the period under consideration divided by the number of Market Days during that period

(2) GWAC has free float of 4.24 million Shares ("**GWAC Free Float**") held in the hands of the public as at the Latest Practicable Date. GWAC Free Float is calculated by subtracting the shares held by insiders, and those deemed stagnant shareholders, from the total shares outstanding. Stagnant shareholders include employee stock share ownership trusts, employee benefits trusts, board members, directors, executives, corporations not actively managing money, government ownership, and venture capital companies (source: Bloomberg)

Based on the price chart and the table above, we note that the share price movement in GWAC Common Stock since its IPO appears to fluctuate within a small price range.


US$
10.00
8.00
6.00
4.00
2.00
0.00
18/03/2004
18/05/2004
18/07/2004
18/09/2004
18/11/2004
18/01/2005
18/03/2005
18/05/2005
18/07/2005
18/09/2005
18/11/2005
18/01/2006
18/03/2006
18/05/2006
18/07/2006
18/09/2006
18/11/2006
GWAC Common Stock
GWAC Unit
GWAC Warrant

Notes:-

(1) GWAC Warrants: Redeemable common stock purchase warrants issued by GWAC. Further details on GWAC Warrants are set out on Appendix III of the Offer Document

(2) GWAC Units: One Unit comprises one share of GWAC Common Stock and two GWAC Warrants

The chart above sets out the price performance of GWAC Common Stock, GWAC Units and GWAC Warrants. We note that all the three securities exhibit similar share price movement and trading pattern during the period under review.

(b) Trading Volume of GWAC vis-à-vis OTCBB

The OTCBB is a quotation medium where trading is facilitated by market makers and it does not provide an issuer listing service unlike SGX-ST or the NASDAQ National Market. However the Offeror has indicated in Appendix III of the Offer Document that it will be applying for listing of its securities on the NASDAQ National Market upon consummation of the CCHL Acquisition. In the event the Offeror is not listed on NASDAQ National Market, it anticipates that its securities will continue to be quoted on the OTCBB.

Given that OTCBB does not have any broad market indices for comparison purposes, we have compared the trading volume of the GWAC Common Stock against the overall market statistics of the OTCBB for the 12-month period prior to the Offer Announcement Date to assess the trading liquidity of the GWAC Common Stock.

OTCBB Market Statistics:

	1-month[(1)]	3-month	6-month	9-month	12-month
Total Share Volume by Month (million)	28,882	81,549	193,894	467,828	647,987
Total Dollar Volume by Month (US$million)	3,600	10,476	20,209	38,272	49,827
Average daily volume traded (million)	1,375	1,294	1,515	2,424	2,551
Average daily value of shares traded (US$million)	171	166	158	198	196
Average daily volume traded per security	406,417	384,790	453,962	728,067	769,301
Average daily value of shares traded per security (US$)	50,658	49,429	47,315	59,562	59,155

Source: www.otcbb.com, PwCCF Analysis

Note:

(1) Based on the monthly data from December 2005 to November 2006

Based on the above, we note that:-

(i) The total volume of GWAC Common Stock traded represents less than 1% of the total share volume traded on the OTCBB over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date respectively; and

(ii) The average daily trading volume of GWAC Common Stock ranged between 17,201 and 25,543 shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date, representing approximately 3.79% and 6.64% of the average daily volume traded per security over the OTCBB.

The above suggests that while there were some trading volumes in GWAC Common Stock in the last 12 months prior to the Offer Announcement Date, the trading liquidity is considered low.

10.2.2 The Implied Issue Price ascribed to each New GWAC Common Stock compared to CCHL's Share Price

For the purposes of our analysis, we have compared the Implied Issue Price (PC) of S$0.4185 and the Implied Issue Price (LPD) of S$0.4692 in respect of the Stock Consideration with CCHL's Share price and set out below the comparisons:-

	Last day preceeding Announcement Date	Between the Offer Announcement Date and the Latest Practical Date	Latest Practicable Date	Prior to Offer Announcement Date 1-month	3-month	6-month	9-month	12-month
Volume-weighted average closing price per share for CCHL (S$)	0.43	0.48	0.465	0.40	0.36	0.34	0.34	0.33
Implied Issue Price (PC) as a premium/ (discount) to the volume -weighted average closing price per share (%)	-2.7%	-12.1%	-10.0%	5.4%	17.4%	22.5%	23.4%	26.8%
Implied Issue Price (LPD) as a premium/ (discount) to the volume -weighted average closing price per share (%)	9.1%	-1.4%	0.9%	18.2%	31.6%	37.4%	38.3%	42.2%

Source: Bloomberg and PwCCF Analysis

Based on the table above, we note the following:-

(i) The Implied Issue Price (PC) in respect of the Stock Consideration represents:-

(a) A premium to the VWAP of CCHL Shares of approximately 5.4%, 17.4%, 22.5%, 23.4% and 26.8% over the one-month, three-month, six-month, nine-month and twelve-month periods respectively, preceding the Offer Announcement Date;

(b) A discount of approximately 2.7%, and 10.0% to the last transacted price per CCHL Share as at the last day preceding the Offer Announcement Date and the Latest Practicable Date respectively; and

(c) A discount of approximately 12.1% to the VWAP of CCHL Share for the period between the Offer Announcement Date and the Latest Practicable Date.

(ii) The Implied Issue Price (LPD) in respect of the Stock Consideration represents:-

(a) a premium to the VWAP of CCHL Shares of 18.2%, 31.6%, 37.4%, 38.3% and 42.2% over the one-month, three-month, six-month, nine-month and twelve-month periods respectively, preceding the Offer Announcement Date;

(b) a premium of approximately 9.1% to the last transacted price of CCHL Share on the last day preceding the Offer Announcement Date;

(c) a discount of approximately 1.4% to the VWAP of CCHL Shares over the period between the Offer Announcement Date and the Latest Practicable Date; and

(d) a premium of approximately 0.9% to the last transacted price of CCHL Share as at the Latest Practicable Date.

10.2.3 Comparison of the Valuation Ratios of CCHL Implied in the Stock Consideration with those of the Comparable Companies

We have similarly compared the valuation ratios of the Company implied in the Stock Consideration with those of the Comparable Companies. The following valuation statistics of the Comparable Companies are based on their respective closing prices as at the Offer Announcement Date while those of CCHL are based on the Implied Issued Price.

			Operating Ratios[2]				Valuation Multiples[2]			
Company	Last Price[1] (S$)	Market Capitalisation[1] (S$ million)	EBITDA margin (%)	Net margin (%)	ROE (%)	Total Debt/ Equity (%)	EV / EBITDA (x)	EV / EBIT (x)	P/E (x)	Price/ NTA per share (x)
New Oriental Education & Technology Group	54.55	1,925	12.1%	15.1%	19.1%	15.5%	90.7[3]	64.3	73.8	14.7
Oriental Century Ltd	0.86	143	65.2%	53.8%	55.3%	65.8%	17.7	20.2	22.3	12.3
China Education Alliance Inc	0.71	41	59.1%	58.7%	60.4%	24.8%	5.1	5.5	6.0	3.6
Raffles Education Corp Ltd	1.68	1,739	41.6%	35.8%	67.3%	0.0%	42.7	46.0	50.2	66.5
Hartford Education Corp Ltd	0.85	204	21.7%	15.5%	12.6%	0.0%	96.8	122.5	143.1	19.5
STATISTICS SUMMARY[4][5]										
AVERAGE			62.1%	56.2%	57.8%	45.3%	11.4	12.9	14.2	8.0
MEDIAN			62.1%	56.2%	57.8%	45.3%	11.4	12.9	14.2	8.0
HIGH			65.2%	58.7%	60.4%	65.8%	17.7	20.2	22.3	12.3
LOW			59.1%	53.8%	55.3%	24.8%	5.1	5.5	6.0	3.6
CCHL, based on the Stock Consideration (PC)	0.42	196	71.4%	51.2%	7.7%	0.0%	8.9	10.0	21.4	1.7
CCHL, based on the Stock Consideration (LPD)	0.47	220	71.4%	51.2%	7.7%	0.0%	10.8	12.1	24.0	1.9

Source: Bloomberg and PwCCF analysis

Notes:-

(1) Closing price of shares as at the Offer Announcement Date

(2) Multiples are calculated by using trailing 12 months numbers based on the last announcement of the company

(3) Based on the last fiscal year EBITDA as quarterly EBITDA figures are not available

(4) New Oriental Education & Technology Group and Raffles Education Corp Ltd are excluded from computation as they are of much larger size in terms of market capitalisation as compared to CCHL

(5) Hartford is also excluded from computation as it appears to be an outlier given its unusually high valuation multiples, which is probably due to its turnaround situation following the change of its major shareholder. When Raffles Education Corporation Limited acquired majority control of Hartford in 2004, Hartford was loss-making for the year ended 30 June 2004. Following the change in major shareholder, Hartford went through a restructuring exercise which helped it turnaround to be profitable in 2005

Based on the above, we note the following:-

(i) <u>As implied by the Implied Issue Price (PC) in respect of the Stock Consideration:</u>

(a) The EV/EBITDA and EV/EBIT ratios of CCHL of 8.9 and 10.0 times respectively are within the range but below both the median and simple average EV/EBITDA and EV/EBIT ratios of the Comparable Companies;

(b) The P/E ratio of CCHL of 21.4 times is within the range but above both the median and simple average P/E ratios of the Comparable Companies; and

(c) The P/NTA ratio of CCHL of 1.7 times falls out of the range and is below both the median and simple average P/NTA ratios of the Comparable Companies.

(ii) <u>As implied by the Implied Issue Price (LPD) in respect of the Stock Consideration:</u>

(a) The EV/EBITDA and EV/EBIT ratios of CCHL implied of 10.8 and 12.1 times respectively are within the range but below both the median and simple average EV/EBITDA and EV/EBIT ratios of the Comparable Companies;

(b) The P/E ratio of CCHL of 24.0 times is slightly out of the range and above both the median and simple average P/E ratios of the Comparable Companies; and

(c) The P/NTA ratio of CCHL of 1.9 times falls out of the range and is below both the median and simple average P/NTA ratios of the Comparable Companies.

10.2.4 Comparison of CCHL's Historical P/E with that of the Combined Company and Selected US Education Related Companies Listed in the United States

In our assessment of the Offer and the reasonableness of the Stock Consideration, we have also considered the P/E ratios of CCHL, the Combined Company and selected comparable companies providing education and training services listed in the United States (the "**Selected US Education Related Companies**"), given the possibility that the Combined Company may be grouped by analysts under the education and training service provider space in the United States upon consummation of the CCHL Acquisition. For the purpose of calculating the P/E ratio of the Combined Company, we have assumed that 100% of CCHL Shareholders accept the Stock Consideration and 100% of GWAC stockholders approve the CCHL Acquisition. The Independent Directors should note that this analysis serves as an illustrative guide only, and is not meant to indicate the P/E ratio expectations of the Combined Company when it trades on OTCBB.

CCHL vs the Combined Company

CCHL P/E (x)				Combined Company P/E (x)(3)
2004 (1)	**2005 (1)**	**2006 (2)**	**3-Year Historical Average**	**2006**
19.9	12.8	20.8	17.8	33.1

Source: Bloomberg and PwCCF analysis

Notes:

(1) P/E ratio of CCHL Shares for 2004 is computed based on CCHL's market capitalisation as of 31 December 2004 and its annual FY2004 net income. P/E ratio of CCHL Shares for 2005 is computed based on CCHL's market capitalisation as of 31 December 2005 and its annual FY2005 net income

(2) P/E ratio of CCHL Shares for 2006 is computed based on CCHL's market capitalisation as of 6 December 2006 and the trailing 12 month ended 30 September 2006

(3) P/E ratio of the Combined Company is computed based on the combined market capitalisation and the combined earnings figure of the Combined Company. The combined market capitalisation is computed based on the enlarged issued share capital of the Offeror of approximately 27.49 million GWAC Common Stock after consummation of the CCHL Acquisition and the VWAP of GWAC Common Stock of US$6.43 for the period between the Offer Announcement Date and the Latest Practicable Date. The 9-month combined earnings figure for the period ended 30 September 2006 is extracted from the Unaudited Pro Forma Condensed Consolidated Financial Statements as set out in Appendix IV of the Offer Document and has been annualized for analysis purposes

It appears that the P/E ratio for the Combined Company is favourable as compared to CCHL's 3 year historical average P/E ratio of 17.8 times. However, the higher P/E ratio for the Combined Company is likely due to GWAC's share price performance which is driven by its intention to acquire a business, particularly since GWAC is not an operating company. As such, we wish to highlight to Shareholders that there is no certainty that the share price of the Combined Company will remain at such levels to sustain the above P/E ratio for the Combined Company upon consummation of the CCHL Acquisition.

Selected US Education Related Companies

We set out below the list of the selected education related companies providing education and training services listed in the United States for your information. Please note that these Selected US Education Related Companies have been identified after a search done on companies which are involved in the education and training activities and are listed in the United States and are by no means exhaustive.

Company	Description
Apollo Group Inc	Apollo Group, Inc. provides higher education programs for working adults. The company's subsidiaries include the University of Phoenix, the Institute for Professional Development, the College for Financial Planning, and Western International University. Apollo offers accredited degree programs, certificate programs, and customized training at campuses in the United States and Canada.
Career Education Corporation	Career Education Corporation provides private, for-profit postsecondary education in the United States and Canada. The company's schools offer a variety of bachelor's degree, associate degree, and non-degree programs, with a core curricula of information technologies, visual communication and design technologies, business studies, and culinary arts.
Laureate Education Inc	Laureate Education Inc offers a ranged of career oriented undergraduate and graduate programs through campus and online universities in Latin America and Europe. The company's programs include business, health sciences, education, engineering, law, communications, information technology, and architecture. Laureate also offers students access to a number of study abroad programs.
ITT Educational Services Inc	ITT Educational Services, Inc. provides technology-oriented postsecondary degree programs in the United States. The company's institutes offer associate, bachelor, and master degree programs, as well as non-degree diploma programs.
DeVry Inc	DeVry, Inc. owns and manages higher education systems throughout North America. The Institutions are operated under the DeVry University, Ross University, and Becker Conviser Professional Review names.
Strayer Education Inc	Strayer Education, Inc. is the holding company of Strayer University, an institution of higher learning. Strayer University offers working adults undergraduate and graduate degree programs in business administration, accounting, information technology, education and public administration. The company offers courses in the eastern United States and through the Internet.
Corinthian Colleges Inc	Corinthian Colleges, Inc. is a private, for-profit post-secondary education company operating in the United States. The company currently operates colleges in various states. It offers a variety of degrees and diploma programs in the healthcare, electronics, and business fields.
Leapfrog Enterprises Inc	Leapfrog Enterprises, Inc. designs, develops, and markets technology-based educational products and related proprietary content. The company currently designs its products to help preschool through eighth grade children learn age-appropriate and skill-appropriate subject matter. Leapfrog's product line includes platforms, content, and stand-alone educational products.

Source: Bloomberg

For illustration only, we set out below how the Combined Company could benchmark against these Selected US Education Related Companies in the event it is compared to these companies, based on the VWAP of GWAC Common Stock of US$6.43 for the period between the Offer Announcement Date and the Latest Practicable Date.

			Operating Ratios[2]				Valuation Multiples[2]			
Company	Last Price[1] (US$)	Market Capitalisation[1] (US$ million)	EBITDA margin (%)	Net margin (%)	ROE (%)	Total Debt/ Equity (%)	EV / EBITDA (x)	EV / EBIT (x)	P/E (x)	Price/ NTA per share (x)
Apollo Group Inc	38.75	6,705	33.2%	19.1%	104.1%	0.0%	7.9	8.6	14.6	*15.2
Career Education Corp	25.85	2,450	13.2%	4.8%	10.2%	1.5%	7.7	11.3	25.5	4.4
Laureate Education Inc	50.80	2,613	18.5%	8.6%	8.7%	38.7%	14.7	20.9	28.4	9.3
ITT Educational Services Inc	69.60	2,879	26.3%	15.7%	122.3%	0.0%	13.9	15.6	24.9	*30.5
DeVry Inc	27.11	1,920	15.7%	6.9%	10.1%	14.5%	13.4	20.5	32.4	8.2
Strayer Education Inc	109.98	1,580	40.9%	23.6%	27.1%	0.0%	18.8	20.5	35.3	9.5
Corinthian Colleges Inc	13.41	1,158	9.1%	3.7%	8.8%	11.6%	12.7	23.5	32.6	7.4
Leapfrog Enterprises Inc	9.18	579	-7.1%	-14.9%	-22.4%	0.0%	NM	NM	NM	1.6
STATISTICS SUMMARY **(excluding outliers indicated by *)**										
AVERAGE			18.7%	8.4%	33.6%	8.3%	12.7	17.3	27.7	6.7
MEDIAN			17.1%	7.7%	10.1%	0.8%	13.4	20.5	28.4	7.8
HIGH			40.9%	23.6%	122.3%	38.7%	18.8	23.5	35.3	9.5
LOW			-7.1%	-14.9%	-22.4%	0.0%	7.7	8.6	14.6	1.6
Combined Company[3][4]		177	NA	24.6%	5.4%	0.5%	NA	18.3	33.1	1.8

Source: Bloomberg and PwCCF analysis

Notes:-

(1) Closing price of shares as at the Offer Announcement Date
(2) Multiples are calculated by using trailing 12 months numbers based on the last announcement of the company
(3) Balance sheet figures are based on the Unaudited Pro Forma Condenced Consolidated Financial Statements as set out on Appendix IV of the Offer Document
(4) Operational numbers are annualized numbers based on the 9 months Unaudited Pro Forma Condenced Consolidated Financial Statements as set out in Appendix IV of the Offer Document

10.2.5 Theoretical Stock Price of the Combined Company Post CCHL Acquisition

We noted that GWAC stock closing price was US$5.30 on the day preceding the Pre-Conditional Offer Announcement Date, and it has since moved to close at US$6.48 as at the Latest Practicable Date. Considering that the Offeror is not an operating company, we believe the increase in its stock price could be due to the progress of the CCHL Acquisition and the performance of CCHL. Thus, for the purpose of computing the range of the theoretical stock prices of the Combined Company post CCHL Acquisition using sum-of-parts, we have applied the market capitalisation of GWAC based on its closing price of US$5.30 prior to the Pre-Conditional Offer Announcement Date and the market capitalisation of CCHL based on its closing price on the day preceding the Offer Announcement Date and as at the Latest Practicable Date. We have also considered the theoretical stock prices of the Combined Company in relation to the following scenarios:-

(i) Scenario A: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders reject the Offer; and

(ii) Scenario B: Other than the ChinaCast Majority who accepts the Offer and elects the Stock Consideration, all other CCHL Shareholders accept the Offer and elect for Stock Consideration.

We set forth herewith the theoretical share price of the Combined Company post CCHL Acquisition calculated using sum-of-parts for illustrative purposes:-

	Scenario A	Scenario B
CCHL Price = S$ 0.4650 (1)	US$6.07	US$6.20
CCHL Price = S$ 0.4185 (2)	US$5.63	US$5.68

Notes:-

(1) Market Capitalisation of CCHL is computed based on the closing price of its Share as at the Latest Practicable Date. Market capitalisation of GWAC is computed based on the closing price of its common stock on the day preceding the Pre-Conditional Offer Announcement Date (i.e. US$5.30)

(2) Market Capitalisation of CCHL is computed based on the closing price of its Share on the day preceding the Offer Announcement Date. Market capitalisation of GWAC is computed based on the closing price of its common stock on the day preceding the Pre-Conditional Offer Announcement Date (i.e. US$5.30)

We note that the closing price of GWAC as at the Latest Practicable Date of US$6.48 is higher than the range of the theoretical prices of the Combined Company post CCHL Acquisition using sum-of-parts valuation.

10.2.6 Other Risks relating to the Stock Consideration

In our evaluation of the Offer and the Stock Consideration, we have also taken into consideration the risk factors associated with the Offer and the Stock Consideration. A full list of the risk factors can be found in Paragraph 23 of Appendix III of the Offer Document. Specifically, we would like to highlight the following key risks:-

(a) A Substantial number of GWAC Common Stock will be available for sale after consummation of the CCHL Acquisition, which might result in a decline in its market price

Assuming that all current Shareholders (including the ChinaCast Majority who have already done so) elect the Stock Consideration for all of their Shares, an aggregate of approximately 21.98 million shares of additional GWAC Common Stock will be issued, representing approximately 79.94% of the GWAC Common Stock outstanding post-Offer. As a result of this increase in outstanding GWAC Common Stock, a substantial number of additional shares will be eligible for resale in the public market, which could adversely affect the market price.

The GWAC Common Stock to be issued to the ChinaCast Majority and other Shareholders solicited to sign the Undertakings in the Offer will not, be freely-tradable by them immediately upon completion of the CCHL Acquisition. The Company may file a registration statement relating to resales of such shares by the ChinaCast Majority and the other Shareholders solicited to sign the Undertakings after completion of the CCHL Acquisition.

In addition, outstanding GWAC Warrants and unit purchase options to purchase an aggregate of 10,231,950 shares of GWAC Common Stock issued in connection with the Offeror's IPO will become exercisable after consummation of the CCHL Acquisition. If they are exercised, a substantial number of additional shares of GWAC Common Stock will be eligible for resale in the public market, which could adversely affect the market price.

(b) If the Combined Company is unable to receive a listing of its securities on the NASDAQ National Market, it may be more difficult for stockholders to sell their securities

As required by the Undertakings, the Offeror is applying for listing of its securities on the NASDAQ National Market upon consummation of the CCHL Acquisition. If they are not so listed, the Offeror anticipates that its securities will continue to be quoted on the OTCBB and as such, it may be more difficult for stockholders to sell their securities.

10.3 OTHER RELEVANT CONSIDERATIONS IN RESPECT OF THE OFFER

10.3.1 Alternative Take-over Offer from Third Parties

The Directors have confirmed that, as at the Latest Practicable Date, apart from the Offer proposed by GWAC, no other alternatives offer has been received from any other third party. Shareholders should note that based on the announcement issued by the Offeror dated 26 December 2006, it has received acceptances of approximately 65.58% of the issued and paid-up capital of CCHL.

10.3.2 Control of the Company

Based on the announcement issued by the Offeror dated 26 December 2006, it has received acceptances of approximately 65.58% of the issued and paid-up capital of CCHL. As such, regardless of the outcome of the Offer, the Offeror will have control over the Company.

10.3.3 Stockholder Rights

Given that the GWAC is incorporated under the laws of Delaware and CCHL is incorporated under the laws of Bermuda, upon consummation of the Offer, CCHL Shareholders who have tendered their CCHL Shares into the Offer and elected the Stock Consideration for newly issued GWAC Common Stock should be aware that the rights of a stockholder of the GWAC will be governed by the law of Delaware and GWAC's charter and by-law provisions.

A full list of comparisons of certain charter and by-law provisions between GWAC and CCHL can be found in Paragraph 9 of Appendix III of the Offer Document. Specifically, we would like to highlight the following:-

(i) Annual Meetings could be Held Outside of Singapore

Date, time and place of the annual meeting are determined by the board of directors of GWAC. Given that GWAC is listed in the United States, it is hence possible that the annual meeting may be held outside of Singapore post CCHL Acquisition.

(ii) More Stringent Requirement on Requisition of Special Meetings

Under the law of Bermuda, Special Meetings may be called by the board of directors and must be called by the directors if requisitioned by stockholders of at least one-tenth of the paid-up capital.

However, under the law of Delaware, Special Meetings may only be called by a majority of the board of directors or by the chief executive officer of the company, and must be called by the secretary if requisitioned by stockholders who hold majority of the shares of the company.

10.3.4 Offer Declared Unconditional

As at the Latest Practicable Date, the Offer has been declared unconditional and accordingly, there will be limitation on the Offeror to make a subsequent Offer. Pursuant to Rule 33.2 of the Code, except with the SIC's consent, neither the Offeror nor any person acting in concert with it may, within 6 months of the closure of the Offer, make a secured offer to, or acquire any Shares from any Shareholders on terms better than the Offer. The Offeror and any person acting in concert with it must also not enter into any special deals with any Shareholders.

10.3.5 Dividend Record and Plans

We note that CCHL has not paid any dividend since it was listed on SGX-ST on 14 May 2004. We also noted from the Offer Document that the Offeror has not paid any dividend on its GWAC Common Stock and does not intend to pay dividend in the foreseeable future. The Offeror has also indicated in the Offer Document the following in respect of dividend payment and plans which are extracted and reproduced here for Shareholders' attention:-

"The payment of dividends by the Combined Company in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Offer. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time. It is the present intention of the board to retain all earnings, if any, for use in business operations and, accordingly, it does not anticipate declaring any dividends in the foreseeable future. Loans or credit facilities may also limit the Combined Company's ability to pay dividends."

As such, Shareholders who accepts the Stock Consideration should note that they may not be receiving any dividends on their shares in the Combined Company in the foreseeable future.

10.3.6 Trading Mechanism and the Associated Trading Costs on OTCBB

Shareholders should also note that the securities trading mechanism and the associated trading costs may be different from that of the SGX-ST. Certain information on the trading mechanism and the associated trading costs on OTCBB are extracted from the Offer Document and reproduced here for Shareholders' attention. Full details are set out in Paragraph 2 of Appendix X of the Offer Document.

"Accepting Shareholders who have been issued share certificates in respect of the appropriate number of new GWAC Common Stock pursuant to their election to take up the Stock Consideration and who wish to effect transactions relating to their GWAC Common Stock on OTCBB should note that they have to deposit their share certificates with their stockbrokers before they can effect any sale of the GWAC Common Stock.

Accepting Shareholders may effect transactions relating to the GWAC Common Stock through stockbroking firms that provide services for their clients to trade in stocks which are listed on OTCBB. Such firms include on-line stockbroking firms that provide such services. However, accepting Shareholders should note that not all the stockbroking firms in Singapore, and on-line stockbroking firms, may provide services for clients to trade in stocks which are listed on OTCBB.

Investors who wish to trade in the shares of GWAC Common Stock should note that the charges would likely be higher than that of trading in shares listed on the SGX-ST. Such charges will vary among the different stockbroking firms in view that there is no fixed brokerage commission structure in the United States and that the minimum fee per trade varies among the different stockbroking firms and in terms of whether the stockholder utilized is a traditional stockbroker, an on-line broker or discount on-line broker located either in Singapore or an overseas jurisdiction. Charges can vary according to the number of shares traded and the individual share price. Shareholders who have any doubt about the trading of the shares of GWAC Common Stock or who may require specific advice in relation to each of the options described above, and the costs involved, are advised to consult their stockbrokers, bank manager, solicitor, accountant, tax adviser or other professional advisers."

10.3.7 Future Plans for CCHL

Shareholders should note that it is the intention of the Offeror to make CCHL its wholly-owned subsidiary and it is not the intention of the Offeror to preserve the listing status of CCHL or to take steps for any trading suspension of the CCHL Shares to be lifted. It is also the intention of the Offeror that CCHL continues with its existing activities in near term and there are currently no plans for major changes to the business of CCHL including any redeployment of the core fixed assets of CCHL or termination of employment of any of its existing employees upon consummation of the Offer.

10.3.8 Compulsory Acquisition

Shareholders should note that Pursuant to Section 102(1) of the Bermuda Act, if the Offer has been accepted by the holders (excluding the Offeror, its subsidiaries and their respective nominees) of not less than nine-tenths in value of the CCHL Shares, the Offeror may compulsorily acquire all the remaining CCHL Shares of the dissenting Shareholders unless, on an application made by a Shareholder who did not accept the Offer, the Supreme Court of Bermuda orders otherwise.

Under Section 103(1) of the Bermuda Act, the Offeror and parties acting in concert with it may compulsorily acquire all the CCHL Shares of the dissenting Shareholders if they have received acceptances in respect of such number of CCHL Shares which, when taken together with the CCHL Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it, will result in the Offeror and the parties acting in concert with it holding 95 per cent. of the CCHL Shares.

As such, given that **it is not the intention of the Offeror to preserve the listing status of CCHL, the Shareholders should note that the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.**

11 CONCLUSION AND RECOMMENDATION

In arriving at our conclusion and recommendation, we have taken into account a range of considerations, including but not limited to, the rationale of the Offer, the trading history of the CCHL Shares and GWAC Common Stock both in terms of the volume traded and share price performance and the results of our financial analysis using different valuation approaches as well as a comparative analysis of multiples of comparable listed companies, Privatisation Transactions and recent acquisitions.

We have carefully considered as many factors as we deemed essential and balanced them before reaching our conclusion. Accordingly, it is important that our letter, in particular, all the considerations and information we have taken into account, be read in its entirety.

In respect of the Cash Consideration, we note that:-

(i) The Cash Consideration of S$0.28 is at a discount to VWAP of the CCHL Shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date, the last day preceding the Offer Announcement Date, the Latest Practicable Date, and for the period between the Offer Announcement Date and the Latest Practicable Date;

(ii) The CCHL share price has generally outperformed the STI Index over the twelve-month period prior to the Offer Announcement Date;

(iii) The valuation ratios other than the P/E multiple as implied by the Cash Consideration do not appear to be reasonable when compared against the respective valuation statistics of the Comparable Companies;

(iv) The Cash Consideration is at a discount to the last day preceding the Offer Announcement Date and to VWAP of the CCHL Shares over the one-month and three-month periods which does not appear to be in line with the average and median premium implied in the recent Privatisation Transactions; and

(v) The discount implied by the Cash Consideration does not appear to be in line with the average and median deal premium paid in the recent acquisitions.

In respect of the Stock Consideration, we note that:-

(i) The Implied Issue Price (PC) of S$0.4185 in respect of the Stock Consideration represents a discount to the last transacted price per CCHL Share as at the last day preceding the Offer Announcement Date and the Latest Practicable Date, and to the VWAP of the CCHL Shares over the period between the Offer Announcement Date and the Latest Practicable Date;

(ii) The Implied Issue Price (PC) however, is at a premium to VWAP of the CCHL Shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date;

(iii) The Implied Issue Price (LPD) of S$0.4692 represents a discount to the VWAP of CCHL Shares over the period between the Offer Announcement Date and the Latest Practicable Date;

(iv) The Implied Issue Price (LPD), however, is at a premium to the VWAP of CCHL Shares over the one-month, three-month, six-month, nine-month and twelve-month periods prior to the Offer Announcement Date, to the last transacted price of CCHL Shares on the last day preceding the Offer Announcement Date and to the last transacted price of CCHL Shares as at the Latest Practicable Date;

(v) The EV/EBITDA and EV/EBIT ratios as implied by the Stock Consideration do not appear to be unreasonable when compared against the respective valuation statistics of the Comparable Companies;

(vi) The P/E ratio for the Combined Company appear favourable as compared to CCHL's historical P/E ratios;

(vii) The closing price of GWAC as at the Latest Practicable Date of US$6.48 is higher than the range of the theoretical prices of the Combined Company post CCHL Acquisition using sum-of-parts valuation; and

(viii) CCHL Shareholders who choose to accept the Stock Consideration are exposed to certain risk factors as discussed in paragraph 10.2.6 of our letter. In particular, Shareholders should note that (a) a substantial number of GWAC shares will be available for sale after consummation of the CCHL Acquisition, which might result in a decline in its market price, and (b) if the Combined Company is unable to receive a listing of its securities on the NASDAQ National Market, it may be more difficult for Shareholders to sell their securities on the OTCBB.

Based upon and having carefully considered the analyses undertaken by us and subject to the qualifications and assumptions made herein, we recommend that the Independent Directors should advise CCHL Shareholders as follows:-

(a) The Cash Consideration does not appear to be reasonable taking into account the prevailing circumstances and analyses as set out in paragraphs 10.1.1, 10.1.2, 10.1.3 and 10.1.4 of our letter. As such, Shareholders who do not wish to accept the Stock Consideration and who wish to realize their investment in CCHL in the near term should sell their CCHL Shares on the open market given that the current prevailing share price of CCHL is more favourable as compared to the Cash Consideration of S$0.28 pursuant to the Offer; or

(b) **On the other hand, Shareholders who are prepared to take a long-term view of their investments in CCHL and who are optimistic about the future prospects of the CCHL and/or the Combined Company upon consummation of the CCHL Acquisition:-**

(i) **may wish to accept the Stock Consideration given that the Implied Issue Price (LPD) in respect of the Stock Consideration appears to be reasonable taking into account the prevailing circumstances and analyses as set out in paragraphs 10.2.1, 10.2.2, 10.2.3, 10.2.4 and 10.2.5 of our letter. However, we wish to highlight that Shareholders who are considering to accept the Stock Consideration should be aware of the risks associated with the Stock Consideration and should pay attention to other relevant considerations in respect of the Stock Consideration as set out in paragraphs 10.2.6 and 10.3 of our letter respectively while making their decision. Further, Shareholders should note that by accepting the Stock Consideration in GWAC Common Stock, they will be subject to different liquidity risk, price risks and possibly higher trading costs given that the OTCBB presents a different market and trading mechanism as compared to that of the SGX-ST. Shareholders who choose to accept the Stock Consideration should also be advised that the trading of the GWAC Common Stock is subject to, inter alia, the performance and prospects of the Combined Company, prevailing economic condition, economic outlook, stock market conditions and sentiments; or**

(ii) **not to accept either the Cash or Stock Consideration if Shareholders are not prepared to take the risks associated with the Stock Consideration. However, Shareholders should note that it is the intention of the Offeror to make CCHL its wholly-owned subsidiary and it is not the intention of the Offeror to preserve the listing status of CCHL or to take steps for any trading suspension of the CCHL Shares to be lifted. Further, the Offeror has indicated that it intends to exercise any rights of compulsory acquisition that it may have in connection of the Offer. Thus, we would advise Shareholders to take note of the acceptances level as announced by the Offeror up to the Closing Date to avoid being caught in the situation of holding the Shares while trading is suspended. In the event that CCHL preserves its listing status, Shareholders should take note that the GWAC and CCHL group would have two listed entities. Thus, it is likely that the GWAC and CCHL group would incur higher cost for maintaining two listed entities. Further, Shareholders should take note that the trading liquidity of CCHL could be lower, particularly if CCHL's free float is reduced following the completion of the Offer.**

In rendering our services, we have not taken into consideration the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual CCHL Shareholder. As each CCHL Shareholder would have different objectives and profiles, we recommend that any individual CCHL Shareholder who may require specific advice in relation to his investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

Shareholders should note that trading is subject to possible market fluctuations and accordingly, our advice on the Offer does not and cannot take into account the future trading activities or patterns or price levels beyond the Latest Practicable Date.

The opinion is addressed to the Independent Directors for their benefit in connection with and for the purposes of their consideration of the Offer and should not be relied upon by any other party. The recommendation made by them to the shareholders in relation to the Offer remains the responsibility of the Independent Directors.

This letter is governed by, and construed in accordance with the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter. No other person may reproduce, disseminate, or quote this letter (or any part thereof) for any other purposes at any time and in any manner except with PwCCF's prior written consent in each specific case.

Yours faithfully
For and on behalf of
PricewaterhouseCoopers Corporate Finance Pte Ltd

Kan Yut Keong Managing Director	Aaron Lam Executive Director

GENERAL INFORMATION

1 PRINCIPAL ACTIVITIES

CCHL was incorporated in Bermuda on 20 November 2003 as an exempted company with limited liability under the Bermuda Act. It was listed on the Main Board of the SGX-ST on 14 May 2004.

The Group is a provider of solutions primarily based on broadband satellite service. Its solutions are tailored to meet the different needs of customers in specific market segments, such as the education, government and enterprise markets. It provides technical services to ChinaCast Li Xiang Co Ltd which is licensed to provide value added satellite broadband services in China.

2 DIRECTORS

The names, addresses and designations of the Directors are set out below :-

Name	Address	Designation
Yin Jianping	Room 2064, 1 Building No. 789 Tianshan Road Changning District Shanghai, PRC	Executive Chairman
Chan Tze Ngon, Ron	18A Garden Terrace 3 8 Old Peak Road Hong Kong	Chief Executive Officer
Li Wei	Room 1506, 219 Building No.2 Community Wangjing West Garden Chaoyang District Beijing, PRC	Chief Operating Officer and President
Daniel Kar Keung Tseung	2015 Convention Plaza Apartments One Harbour Road Wanchai, Hong Kong	Non-Executive Director
Foo Meng Tong	12A Jalan Labu Manis Singapore 537999	Independent Director
Chow Kok Kee	107 Lorong J Telok Kurau Singapore 425935	Independent Director

3 SHARE CAPITAL

3.1 Class of Shares

There is only one class of shares in the capital of the Company which are ordinary shares of US$0.08 each.

3.2 Authorised and Issued Share Capital

As at the Latest Practicable Date, the authorised and issued share capital of the Company are as follows :-

Authorised Share Capital

750,000,000 Shares	US$60,000,000

Issued and fully paid-up shares

467,926,501 Shares	US$37,434,120.08

3.3 Capital, Dividends and Voting Rights

The rights of Shareholders in respect of capital, dividends and voting set out in the Bye-Laws of the Company are set out in Appendix II.

3.4 Issue of Shares

26,110,000 Shares have been issued pursuant to the exercise of Options since the end of the last financial year.

3.5 Convertible Securities

There are no outstanding instruments convertible into, rights to subscribe for, and options in respect of Shares.

3.6 Listed Shares

The Shares are quoted and listed on the Official List of the SGX-ST.

4 FINANCIAL INFORMATION

4.1 Profit and Loss Accounts

A summary of the unaudited proforma results of the Group for FY2003 and FY2004 and the audited results of the Group for FY2004 and FY2005 is set out below :-

	FY2003 (Unaudited proforma)	**FY2004 (Unaudited proforma)**	**FY 2004[1] (Audited)**	**FY2005 (Audited)**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**
Turnover	76,587	75,007	50,488	73,498
Net profit before tax	44,084	50,732	34,839	54,345
Net profit after tax	31,473	40,956	28,707	44,451
Minority interests	–	–	–	664
Net profit for the year	31,473	40,956	28,707	43,787
Net earnings per share ("**EPS**") (RMB cents)[2]	9.50	10.23	6.60	9.91
Net dividend per share	–	–	–	–

Note:

(1) These figures are for the period from 1 May 2004 to 31 December 2004 and are derived after the Company had completed a restructuring exercise on 1 May 2004 in connection with its IPO.

(2) The calculation of EPS for the actual results for the 12 months ended 31 December 2005 is based on the actual net profit attributable to Shareholders and the weighted average number of ordinary shares in issue of 441,816,501 Shares. The calculation of EPS for the proforma results for the year ended 31 December 2004 is based on the proforma net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 400,379,000 Shares. EPS for the proforma results for the year ended 31 December 2003 has been calculated on the net profit attributable to Shareholders and the pre-invitation issued share capital of 331,316,501 Shares.

4.2 Balance Sheet

A summary of the assets and liabilities of the Company shown in the last published audited accounts of the Company is set out in Appendix III of this Circular.

4.3 Material Changes in Financial Position

Save as disclosed in publicly available information on the Company, including but not limited to the Annual Report 2005 and the Third Quarter 2006 Financial Statements and Dividend Announcement attached hereto in Appendix IV, as at the Latest Practicable Date, there is no publicly known material change in the financial position of the Company since 31 December 2005, being the date to which its last published audited accounts were made up.

4.4 Significant Accounting Policies

There are no significant accounting policies nor any point from the notes of the accounts of the Company which are of major relevance for the interpretation of the accounts of the Company.

4.5 Changes in Accounting Policies

There is no change in the accounting policy of the Company to cause the figures not to be comparable to a material extent.

5 DISCLOSURE OF INTERESTS

5.1 Shareholdings

(i) Neither the Company nor its subsidiaries has any direct or deemed interests in the shares of the Offeror as at the Latest Practicable Date.

(ii) Neither the Company nor its subsidiaries have dealt for value in the shares of the Offeror during the period commencing 6 months prior to 14 September 2005, being the Possible Offer Announcement Date, and ending on the Latest Practicable Date.

(iii) Save as disclosed below, none of the Directors has any direct or deemed interest in the Shares as at the Latest Practicable Date.

	Direct Interest		Deemed Interest	
Directors	**No. of Shares**	**%**	**No. of Shares**	**%**
Yin Jianping[1]	–	–	–	–
Chan Tze Ngon, Ron[1]	–	–	–	–
Li Wei[1]	–	–	–	–
Foo Meng Tong	100,000	0.02	–	–
Chow Kok Kee	100,000	0.02	–	–

Note:

(1) Yin Jianping, Chan Tze Ngon, Ron and Li Wei had on 21 December 2006 accepted the Offer in respect of the Shares in which they have direct and/or deemed interests pursuant to the undertakings given to the Offeror as described in section 6 of the Letter to Shareholders above.

(iv) Save as disclosed below none of the Directors has dealt for value in the Shares during the period commencing 6 months prior to 14 September 2005, being the Possible Offer Announcement Date, and ending on the Latest Practicable Date:

(a) the acceptance of the Offer by Yin Jianping, Chan Tze Ngon, Ron and Li Wei pursuant to the undertaking described in section 6 of the Letter to Shareholders above;

(b) the exercise of an Option granted under the Pre-IPO Option Scheme by Chan Tze Ngon, Ron on 7 December 2006 to acquire 10,010,000 Shares at a price of US$0.073 per Share; and

(c) the acquisition by Chan Tze Ngon, Ron of 33,037,220 Shares from Technology Venture Investments Limited (now known as Venture International Investment Holdings Limited) at a price of US$0.28 per Share pursuant to a sale and purchase agreement dated 17 July 2006.

(v) Save for the Directors below who have accepted the Offer and who will be receiving GWAC Common Stock arising from electing the Stock Consideration, none of the Directors has any direct or deemed interest in the shares of the Offeror as at the Latest Practicable Date.

Directors	Direct Interest No. of GWAC Common Stock	Deemed Interest No. of GWAC Common Stock
Yin Jianping	46,970	3,162,368
Chan Tze Ngon, Ron	2,057,172	1,551,771
Li Wei	–	82,156

(vi) None of the Directors has dealt for value in the shares of the Offeror during the period commencing 6 months prior to 14 September 2005, being the Possible Offer Announcement Date, and ending on the Latest Practicable Date.

(vii) None of PwCCF or its related corporations owns or controls any Shares as at the Latest Practicable Date. Neither PwCCF nor any of its related corporations manages any investment funds.

(viii) None of PwCCF or its related corporations has dealt for value in the Shares during the period commencing 6 months prior to 14 September 2005, being the Possible Offer Announcement Date, and ending on the Latest Practicable Date.

5.2 Directors' Intentions

Both Foo Meng Tong and Chow Kok Kee intend to accept the Offer and elect to receive the Stock Consideration in respect of all the Shares held by them.

5.3 Directors' Service Contracts

(i) There is no service contract between any of the Directors or proposed directors and the Company or any of its subsidiaries with more than 12 months to run and which cannot be terminated by the Company within the next 12 months without payment of compensation.

(ii) There is no service contract entered into or amended between any of the Directors or proposed directors and the Company or any of its subsidiaries during the period commencing 6 months prior to 14 September 2005 being the Possible Offer Announcement Date, and ending on the Latest Practicable Date.

5.4 Arrangements Affecting Directors

(i) It is not proposed, in connection with the Offer, that any payment or other benefit be made or given to any Director or any director of any corporation which is, by virtue of Section 6 of the Singapore Act, deemed to be related to the Company, as compensation for loss of office or otherwise in connection with the Offer.

(ii) There is no agreement or arrangement made between any Director and any other person in connection with or conditional upon the outcome of the Offer. The Offeror has however stated in the Offer Document that immediately upon consummation of the Offer, it intends to retain Yin Jianping, Chan Tze Ngon, Ron and Li Wei to continue to lead the Offeror following its acquisition of at least a majority and up to all outstanding Shares. Please see section 5.1 of the Letter to Shareholders above for further details. Notwithstanding the foregoing, none of Yin Jianping, Chan Tze Ngon, Ron and Li Wei has entered into any agreement or arrangement with the Offeror to give effect to the Offeror's stated intention.

(iii) None of the Directors has any material personal interest, whether direct or indirect, in any material contract entered into by the Offeror.

6 MATERIAL CONTRACTS WITH INTERESTED PERSONS

Neither the Company nor its subsidiaries has entered into any material contract (other than those entered into in the ordinary course of business) with interested persons during the period commencing 3 years prior to 14 September 2005, being the Possible Offer Announcement Date, and ending on the Latest Practicable Date.

An interested person, as defined in the Note on Rule 24.6 read together with the Note on Rule 23.12, is :-

(a) *a director, chief executive officer, or substantial shareholder of the company;*
(b) *the immediate family of a director, the chief executive officer, or a substantial shareholder (being an individual) of the company;*
(c) *the trustees, acting in their capacity as such trustees, of any trust of which a director, the chief executive officer or a substantial shareholder (being an individual) and his immediate family is a beneficiary;*
(d) *any company in which a director, the chief executive officer or a substantial shareholder (being an individual) together and his immediate family together (directly or indirectly) have an interest of 25% or more;*
(e) *any company that is the subsidiary, holding company or fellow subsidiary of the substantial shareholder (being a company); or*
(f) *any company in which a substantial shareholder (being a company) and any of the companies listed in (e) above together (directly or indirectly) have an interest of 30% or more.*

7 MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any material litigation or arbitration proceedings, as plaintiff or defendant, which might materially and adversely affect the financial position of the Company and its subsidiaries taken as a whole. As at the Latest Practicable Date, the Directors are not aware of any litigation, claim or proceeding pending or threatened against the Company or any of its subsidiaries or of any fact likely to give rise to any proceeding which might materially and adversely affect the financial position of the Company and its subsidiaries taken as a whole.

8 PRICES OF SHARES

The following table sets out the highest, lowest and last transacted prices and trading volume of the Shares on the SGX-ST on a monthly basis from March 2005 (being 6 months preceding the Possible Offer Announcement Date) to December 2006 (up to the Latest Practicable Date)

		Volume of Shares Traded ('000)	Highest (S$)	Lowest (S$)	Last Transacted (S$)
2005	March	18,524	0.280	0.235	0.250
	April	20,118	0.265	0.220	0.230
	May	17,192	0.240	0.200	0.215
	June	16,844	0.245	0.210	0.225
	July	13,955	0.255	0.225	0.245
	August	8,043	0.255	0.235	0.250
	September	22,903	0.300	0.240	0.265
	October	7,977	0.275	0.265	0.265
	November	4,019	0.270	0.260	0.260
	December	3,120	0.265	0.240	0.250
2006	January	3,994	0.265	0.230	0.255
	February	13,498	0.300	0.240	0.245
	March	57,909	0.340	0.245	0.315
	April	49,683	0.395	0.310	0.360
	May	9,901	0.370	0.295	0.325
	June	6,200	0.350	0.300	0.310
	July	9,647	0.335	0.270	0.325
	August	4,033	0.315	0.295	0.295
	September	13,143	0.370	0.285	0.370
	October	11,357	0.380	0.330	0.335
	November	13,907	0.410	0.330	0.405
	December (up to the Latest Practicable Date)	7,876	0.530	0.465	0.465

9 GENERAL

(a) All expenses and costs incurred by the Company in relation to the Offer will be borne by the Company.

(b) PwCCF has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letters and the references to it and its name in the form and context in which they appear in this Circular.

10 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of the Share Transfer Agent, Lim Associates (Pte) Ltd at 3 Church Street, #08-01 Samsung Hub, Singapore 049483 during business hours for the period during which the Offer remains open for acceptances :-

(i) the Memorandum and Bye-laws of the Company;

(ii) the annual report of the Company for FY2005;

(iii) the audited financial statements of the Group for FY2004 and FY2005;

(iv) the announcement relating to the unaudited financial statements of the Group for the nine-month period ended 30 September 2006; and

(v) the letter of consent referred to in section 9 above.

SELECTED BYE-LAWS OF THE COMPANY

For the purposes of these bye-laws, the following definitions shall apply and, to the extent that they are inconsistent with the definitions stated above, shall prevail the definitions stated above:

"Board"	:	the board of directors of the Company as constituted from time to time or (as the context may require) the majority of Directors present and voting at a meeting of the Directors at which a quorum is present
"Companies Act"	:	Companies Act 1981 of Bermuda as from time to time be amended
"Designated Stock Exchange"	:	Singapore Exchange Securities Trading Limited for so long as the shares of the Company are listed and quoted on the official list of the Singapore Exchange Securities Trading of Singapore Limited or such other stock exchange which is an appointed stock exchange for the purposes of the Companies Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company
"Ordinary Resolution"	:	A resolution shall be an Ordinary Resolution when it has been passed by a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or where a corporate representative is allowed, by duly authorised corporate representative or, where proxies are allowed, by proxy at a general meeting held in accordance with these presents and of which not less than fourteen (14) days' notice has been duly given. Provided that, if it is so agreed by a majority in number of the shareholders having a right to attend and vote at any such meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the shares giving that right, a resolution may be proposed and passed as an Ordinary Resolution at a meeting of which less than fourteen (14) days' notice has been given.
"Registration Office"	:	shall mean in respect of any class of share capital, such place or places in the Relevant Territory or elsewhere where the Directors from time to time determine to keep a branch register of shareholders in respect of that class of share capital and where (except in cases where the Directors otherwise agree) transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered
"Relevant Territory"	:	shall mean Singapore or such other territory as the Directors may from time to time decide if the issued ordinary share capital of the Company is listed on a stock exchange in such territory

"Special Resolution" : A resolution shall be a Special Resolution when it has been passed by a majority of not less than three-fourths (3/4) of the votes cast by such shareholders as, being entitled so to do, vote in person or where a corporate representative is allowed, by duly authorised corporate representative or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) days' notice, specifying (without prejudice to the power contained in these presents to amend the same) the intention to propose the resolution as a Special Resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the shareholders having a right to attend and vote at any such meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the shares giving that right, a resolution may be proposed and passed as a Special Resolution at a meeting of which less than twenty-one (21) days' notice has been given.

"Statutes" : Companies Act and every other act (as amended from time to time) for the time being in force of the Legislature of Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents.

Bye-Law 3 - Issue of shares

Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any preference share may, subject to the Companies Act and with the sanction of a Special Resolution, be issued on the terms that is liable to be redeemed upon the happening of a specified event or upon a given date and either at the option of the Company or, if so authorised by the Memorandum of Association of the Company, at the option of the holder.

Bye-Law 4 - Warrants

The Board may, subject to the approval of the shareholders in general meeting, issue warrants to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such replacement certificate.

Bye-Law 5 - Preference Shares

(A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending general meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six (6) months in arrears.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Bye-Law 6 - How rights of shares may be modified

(A) For the purposes of Section 47 of the Companies Act, if at any time the capital is divided into different classes of shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths (3/4) in nominal value of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of these Bye-Laws relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be not less than two (2) persons holding or representing by proxy or by corporate representative one-third (1/3) in nominal value of the issued shares of that class, and that any holder of shares of the class present in person or by proxy or by duly authorised corporate representative may demand a poll.

(B) The repayment of preference capital other than redeemable preference capital, or any alteration of preference shareholders' rights, may only be made pursuant to a Special Resolution passed at a general meeting of the holders of the shares of that class. Provided that, where the necessary majority for such a Special Resolution is not obtained at the general meeting, consent in writing if obtained from the holders of not less than three-fourths (3/4) in nominal value of the issued shares of that class within two (2) months of such general meeting, shall be valid and effectual as a Special Resolution carried at the general meeting.

(C) The provisions of this Bye-Law shall apply to the variation or abrogation of the special rights attached to the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied or abrogated.

(D) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered or abrogated by the creation or issue of further shares ranking pari passu therewith.

Bye-Law 8 - Power to increase capital

The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by Ordinary Resolution in accordance with Section 45 of the Companies Act, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such class or classes and of such amounts in Hong Kong dollars, Singapore dollars or United States dollars or such other currency as the shareholders may think fit and as the resolution may prescribe.

Bye-Law 9 - On what conditions new shares may be issued

Any new shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Statutes and of these Bye-Laws, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special right or without any right of voting.

Bye-Law 10 - When to be offered to existing shareholders

Subject to any direction to the contrary that may be given by the Company in general meeting including, or except as permitted under the listing rules of the Designated Stock Exchange all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company in respect of General Meetings in proportion as nearly as the circumstances admit to the number of the existing shares to which they are entitled. The offer shall

be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined. After the expiration of the aforesaid time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered the Board may dispose of those shares in a manner they think most beneficial to the Company. The Board may likewise dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot in the opinion of the Board be conveniently offered in the manner herein before provided.

Bye-Law 32 - Liability of joint holders

The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other money due in respect thereof.

Bye-Law 35 - Suspension of privileges while call unpaid

No shareholder shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another shareholder) at any general meeting, either personally, or (save as proxy for another shareholder) by proxy or by duly authorised corporate representative, or be reckoned in a quorum, or to exercise any other privilege as a shareholder until all calls or instalments due from him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Bye-Law 37 - Sums payable on allotment deemed a call
- Shares may be issued subject to different conditions as to calls, etc.

Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Bye-Laws be deemed to be a call duly made, notified, and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Bye-Laws as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and in the time of payment of such calls.

Bye-Law 49 - Registration of personal representatives and trustees in bankruptcy

Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a shareholder may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

Bye-Law 62(A) - Increase in capital, consolidation and division of capital and subdivision, cancellation of shares and re-denomination etc.

The Company may from time to time by Ordinary Resolution in accordance with Section 45 of the Companies Act:-

(i) increase its capital as provided by Bye-Law 8;

(ii) consolidate or divide all or any of its share capital into shares of larger amount than its existing shares; and on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into a consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interest or may be paid to the Company for the Company's benefit;

(iii) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Act, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one (1) or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares;

(v) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(vi) make provision for the issue and allotment of shares which do not carry any voting rights; and

(vii) change the currency denomination of its share capital.

Bye-Law 62(B) - Reduction of capital

The Company may by Special Resolution in accordance with the Companies Act reduce its share capital, any capital redemption reserve fund or any share premium account or other undistributable reserve in any manner authorised and subject to any conditions prescribed by law.

Bye-Law 73 – Voting at General Meeting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:-

(i) by the Chairman of the meeting; or

(ii) by at least three (3) shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth (1/10) of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total sum paid up on all the shares conferring that right.

Bye-Law 74 - Poll

If a poll is demanded as aforesaid, it shall (subject as provided in Bye-Law 76) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting at which the poll was demanded or the taking hands of the poll, whichever is the earlier.

Bye-Law 76 - Chairman to have casting vote

In the case of any equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Bye-Law 79 - Votes of shareholders

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every shareholder who is present in person or by a duly authorised corporate representative or by proxy shall have one (1) vote, and on a poll every shareholder present in person or by a duly authorised corporate representative or by proxy, shall have one (1) vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Bye-Law as paid up on the share). On a poll a shareholder entitled to more than one (1) vote need not use all his votes or cast his votes in the same way.

Bye-Law 80 - Votes in respect of deceased and bankrupt shareholders

Any person entitled under Bye-Law 49 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty-eight (48) hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Bye-Law 81 - Joint holders

Where there are joint registered holders of any share, any one (1) of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one (1) of such joint holders be present at any meeting personally or by proxy, that one (1) of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands shall for the purposes of this Bye-Law be deemed joint holders thereof.

Bye-Law 82 - Votes of shareholder of unsound mind

A shareholder of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to such place or one of such places (if any) as is specified in accordance with these Bye-Laws for the deposit of instruments of proxy or, if no place is specified, at the Registration Office.

Bye-Law 83 (A)- Qualification for voting

Save as expressly provided in these Bye-Laws, no person other than a shareholder duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another shareholder) either personally or by proxy or to be reckoned in a quorum (save as proxy for another shareholder), at any general meeting.

Bye-Law 83 (B)- Objections to votes

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

Bye-Law 146 - Power to declare dividends

The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

Bye-Law 147 - Board's power to pay interim dividends

(A) The Board may subject to Bye-Law 148 from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer to the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(B) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

Bye-Law 148 - Dividend not to be paid out of capital/ Distribution of contributed surplus

(A) No dividend shall be declared or paid and no distribution of contributed surplus made otherwise than in accordance with the Statutes. No dividend shall be paid otherwise than out of funds available for distribution.

(B) Subject to the provisions of the Companies Act (but without prejudice to paragraph (A) of this Bye-Law), where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company, and be available for dividend accordingly. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Board be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

(C) Subject to the Bye-Law 148 (D) all dividends and other distributions in respect of shares in the Company shall be stated and discharged in Singapore dollars, in the case of shares denominated in Singapore dollars, provided that, the Board may determine in the case of any distribution that shareholders may elect to receive the same in any other currency selected by the Board, conversion to be effected at such rate of exchange as the Board may determine.

(D) If, in the opinion of the Board, any dividend or other distribution in respect of shares or any other payment to be made by the Company to any shareholder is of such a small amount as to make payment to that shareholder in the relevant currency impracticable or unduly expensive either for the Company or the shareholder then such dividend or other distribution or other payment may, at the discretion of the Board, be paid or made in the currency of the country of the relevant shareholder (as indicated by the address of such shareholder on the register).

Bye-Law 154 - Dividends to be paid in proportion to paid up capital

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Bye-Law no amount paid on a share in advance of calls shall be treated as paid on the share.

Bye-Law 155(A) – Retention of dividends etc.

The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exits.

Bye-Law 155(B) - Deduction of debts

The Board may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

Bye-Law 158 - Receipt for dividends by joint holders of share

If two (2) or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Bye-Law 160 - Unclaimed dividend

All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six (6) years after having been declared may be forfeited by the Board and shall revert to the Company.

AUDITED FINANCIAL STATEMENTS OF THE GROUP FOR FY 2005

The information in this Appendix consists of extracts from the Company's Annual Report 2005 and was not specially prepared for inclusion in this Circular. References to page numbers in this Appendix are to pages of the Company's Annual Report 2005.

BALANCE SHEETS
As at December 31, 2005

	Note	Group 2005	Group 2004	Company 2005	Company 2004
		RMB'000	RMB'000	RMB'000	RMB'000
ASSETS					
Current assets:					
Cash and bank balances	7	90,074	4,818	-	-
Term deposits	7	273,798	323,900	-	-
Trade receivables	8	19,139	15,077	-	-
Other receivables and prepayments	9	14,136	9,832	5,152	-
Amount due from related parties	10	480	411	-	-
Total current assets		397,627	354,038	5,152	-
Non-current assets:					
Interests in subsidiary	11	-	-	460,727	457,772
Amount due from related parties	10	217,887	177,926	-	-
Plant and equipment	12	8,953	5,522	-	-
Deposit for acquiring plant and equipment		-	25,839	-	-
Deferred tax assets	13	1,379	1,552	-	-
Intangible assets	14	19,378	-	-	-
Goodwill	15	15,291	-	-	-
Total non-current assets		262,888	210,839	460,727	457,772
Total assets		660,515	564,877	465,879	457,772
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of bank loan	16	-	60	-	-
Trade payables	17	2,816	-	-	-
Other payables	18	41,539	16,217	5,105	567
Income tax payable		28,119	21,377	-	-
Amount due to related parties	19	138	-	-	-
Current portion of finance lease	20	152	155	-	-
Total current liabilities		72,764	37,809	5,105	567
Non-current liabilities:					
Bank loan	16	-	80	-	-
Finance lease	20	190	348	-	-
Total non-current liabilities		190	428	-	-

BALANCE SHEETS
As at December 31, 2005

	Note	Group 2005	Group 2004	Company 2005	Company 2004
		RMB'000	RMB'000	RMB'000	RMB'000
Capital and reserves:					
Issued capital	21	292,235	292,235	292,235	292,235
Share premium	22	166,572	166,572	166,572	166,572
Capital reserve	22	1,919	39,146	1,919	-
Exchange translation reserve		(1,649)	(20)	(4,492)	-
Legal reserve		6,102	2,373	-	-
Accumulated profits (losses)		105,538	26,334	4,540	(1,602)
Equity attributable to equity holders of the parent		570,717	526,640	460,774	457,205
Minority interests		16,844	-	-	-
Total equity		587,561	526,640	460,774	457,205
Total liabilities and equity		660,515	564,877	465,879	457,772

See accompanying notes to financial statements

CONSOLIDATED PROFIT AND LOSS STATEMENT

Year ended December 31, 2005

	Note	Group 2005	Group 2004
		RMB'000	RMB'000
Revenue	23	73,498	50,488
Cost of sales		(36,601)	(21,699)
Gross profit		36,897	28,789
Service fee	24	50,305	23,927
Other operating income	25	4,851	2,318
Selling expenses		(2,532)	(1,238)
Administrative expenses		(35,157)	(18,885)
Finance costs	26	(19)	(72)
Profit before tax		54,345	34,839
Income tax expense	27	(9,894)	(6,132)
Profit for the year	28	44,451	28,707
Attributable to:			
Equity holders of the parent		43,787	28,707
Minority interests		664	-
		44,451	28,707
Earnings per share (RMB cents)	29		
- basic		9.91	6.60
- fully diluted		9.51	6.39

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN EQUITY

Year ended December 31, 2005

	Issued capital	Share premium	Capital reserve	Exchange translation reserve	Legal reserve	Accumulated profits	Attributable to equity holders of the parent	Minority interests	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance as at November 20, 2003 (date of incorporation)	-	-	-	-	-	-	-	-	-
Adjustments arising from the Restructuring Exercise [1]	219,146	-	39,146	-	-	-	258,292	-	258,292
Issue of 110.5 million new ordinary share of US$0.08 each pursuant to the initial public offering on SGX	73,089	186,494	-	-	-	-	259,583	-	259,583
Share issue expenses [2]	-	(19,922)	-	-	-	-	(19,922)	-	(19,922)
Foreign currency translation differences	-	-	-	(20)	-	-	(20)	-	(20)
Transfer to legal reserve	-	-	-	-	2,373	(2,373)	-		-
Profit for the year	-	-	-	-	-	28,707	28,707	-	28,707
Balance at January 1, 2005	292,235	166,572	39,146	(20)	2,373	26,334	526,640	-	526,640
Effect of adopting IFRS 3 (Note 2)	-	-	(39,146)	-	-	39,146	-	-	-
As restated	292,235	166,572	-	(20)	2,373	65,480	526,640	-	526,640
Recognition of share-based payments	-	-	1,919	-	-	-	1,919	-	1,919
Acquisition of subsidiary	-	-	-	-	-	-	-	16,180	16,180
Foreign currency translation differences	-	-	-	(1,629)	-	-	(1,629)	-	(1,629)
Transfer to legal reserve	-	-	-	-	3,729	(3,729)	-	-	-
Profit for the year	-	-	-	-	-	43,787	43,787	664	44,451
Balance at December 31, 2005	292,235	166,572	1,919	(1,649)	6,102	105,538	570,717	16,844	587,561

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN EQUITY
Year ended December 31, 2005

	Issued capital	Share premium	Capital reserve	Exchange translation reserve	Accumulated profits (losses)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Company						
Balance as at November 20, 2003 (date of incorporation)	-	-	-	-	-	-
Adjustments arising from the Restructuring Exercise [1]	219,146	-	-	-	-	219,146
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to the initial public offering on SGX	73,089	186,494	-	-	-	259,583
Share issue expenses [2]	-	(19,922)	-	-	-	(19,922)
Loss for the year	-	-	-	-	(1,602)	(1,602)
Balance at January 1, 2005	292,235	166,572	-	-	(1,602)	457,205
Recognition of share-based payments	-	-	1,919	-	-	1,919
Foreign currency translation differences	-	-	-	(4,492)	-	(4,492)
Profit for the year	-	-	-	-	6,142	6,142
Balance at December 31, 2005	292,235	166,572	1,919	(4,492)	4,540	460,774

(1) Please refer to the financial statements for the financial year ended December 31, 2004 for details of the Restructuring Exercise.

(2) In 2004, share issue expenses included professional fee of RMB2,321,000 paid to Deloitte & Touche Singapore and overseas member firms of Deloitte Touche Tohmatsu.

See accompanying notes to financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended December 31, 2005

	Group	
	2005	2004
	RMB'000	RMB'000
Operating activities		
Profit before income tax	54,345	34,839
Adjustments for:		
Depreciation expense	3,581	1,510
Plant and equipment written off	-	228
Interest income	(4,538)	(2,173)
Interest expense	19	72
Amortisation expense	1,358	-
Share option expense	1,919	-
Direct issue cost amortisation	-	690
Operating cash flows before movements in working capital	56,684	35,166
Trade receivables	(3,154)	22,290
Other receivables and prepayments	(3,910)	5,131
Trade payables	732	-
Other payables	16,854	(3,599)
Amount due from related parties - current	(69)	(411)
Amount due to related parties	138	-
Cash generated from operations	67,275	58,577
Interest paid	(19)	(72)
Interest received	4,538	2,173
Income tax paid	(2,840)	(291)
Net cash from operating activities	68,954	60,387
Investing activities		
Cash (outflow) inflow arising from the acquisition of subsidiary (Note 30)	(12,195)	29,442
Amount due from related parties - non-current	(39,961)	(26,062)
Purchase of plant and equipment	(5,584)	(300)
Deposits for acquiring plant and equipment	25,839	(25,839)
Term deposits	50,102	(257,962)
Net cash from (used in) investing activities	18,201	(280,721)
Financing activities		
Repayments of borrowing	(140)	(14,406)
Proceeds from issue of shares (net of share issue expenses)	-	239,661
Finance lease	(152)	(103)
Net cash (used in) from financing activities	(292)	225,152
Net increase in cash and bank balances	86,863	4,818
Cash and bank balances at the beginning of the year	4,818	-
Effect of foreign exchange rate changes	(1,607)	-
Cash and bank balances at the end of the year	90,074	4,818
Cash and bank balances consist of:		
Cash at bank	90,030	4,766
Cash on hand	44	52
	90,074	4,818

See accompanying notes to financial statements.

1 GENERAL

The Company (Registration Number 34476) was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12 Bermuda. Its principal place of business is at 15F Ruoy Chai International Building, No. 8 Yong An-Dongli, Jian Guo Men Wai Avenue, Beijing 100022, People's Republic of China.

The Company is listed on the mainboard of the Singapore Exchange Securities Trading Limited. The financial statements are expressed in Chinese Renminbi ("RMB"). The functional currency of the Company is Hong Kong dollars.

The principal activity of the Company is that of investment holding.

The principal activities of the subsidiaries are disclosed in Note 11 to the financial statements.

The consolidated financial statements of the Group and balance sheet and statement of changes in equity of the Company for the financial year ended December 31, 2005 were authorised for issue by the Board of Directors on March 29, 2006.

2 ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted all of the new and revised International Financial Reporting Standards ("IAS/IFRS") and Interpretations issued by the International Accounting Standards Board (the "IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised Standards and Interpretations has no material effect on the financial statements except as disclosed below and in the notes to financial statements.

(a) IFRS 2 - Share-based Payment

IFRS 2 *Share-based Payment* requires the recognition of equity-settled share-based payments at fair value at the date of grant and the recognition of liabilities for cash-settled share-based payments at the current fair value at each balance sheet date. Prior to the adoption of IFRS 2, the Group did not recognise the financial effect of share-based payments until such payments were settled.

In accordance with the transitional provisions of IFRS 2, the accounting standard has been applied retrospectively to all grants of equity instruments after November 7, 2002 that were unvested as of January 1, 2005, and to liabilities for share-based transactions existing at January 1, 2005. The accounting standard therefore applies to share options granted in 2004 and 2005.

For 2004, the change in accounting policy does not result in any material impact to its profit for the year 2004. Accordingly, no restatement has been made by the Group in adopting IFRS 2.

For 2005, the impact of share-based payments is a net charge to income of approximately RMB1,919,000. As at December 31, 2005, the share options reserve amounted to RMB1,919,000.

The share-based payments expense included in the "selling expenses" and "administrative expenses" lines of the profit and loss statement amounted to RMB147,000 and RMB1,772,000 respectively.

2 ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

(b) IFRS 3 - Business Combinations, IAS 36 – Impairment of Assets, IAS 38 – Intangible Assets

IFRS 3 has been adopted for business combinations for which the agreement date is on or after March 31, 2004. Upon acquisition, the Group initially measures the identifiable assets, liabilities and contingent liabilities at their fair values as at the acquisition date; hence causing any minority interest in the acquiree to be stated at the minority proportion of the net fair values of those items. IFRS 3 changes the treatment of goodwill and the excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill). Where goodwill is concerned, the change has no impact on amounts reported for 2004 or prior periods as the Group has no goodwill carried forward. With regards to the excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost, IFRS 3 requires that, after assessment, any excess over the cost of business combination should be recognized immediately in the profit and loss statement. IFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Previously, capital reserve on consolidation arising from the acquisition of subsidiaries was directly adjusted against shareholders' equity.

In accordance with the transitional provisions of IFRS 3, the Group has applied the revised accounting policy prospectively from January 1, 2005. Therefore, the change has had no impact on amounts reported for 2004 or prior periods. The carrying amount of negative goodwill at January 1, 2005 has been derecognised at the transition date. Therefore, an adjustment of approximately RMB39 million has been made to opening accumulated profits and capital reserve as at January 1, 2005.

There is no impact of the above change in accounting policy on the accounts for 2005.

In October 2005, the Group acquired Beijing Tongfang Digital Education Technology Limited (Note 30). The new IFRS 3 has been applied for this acquisition. The principal impact of the new accounting standard on the accounting for that transaction is the recognition of goodwill and intangible assets as further discussed in the relevant notes to the financial statements.

After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 *Impairment of Assets* (Revised 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortisation of goodwill.

At the date of authorisation of these financial statements, the following IFRSs and IFRIC Interpretations were issued but not effective:

IAS 1 (Amended 2005)	-	Presentation of Financial Statements
IAS 19 (Amended 2004)	-	Employee Benefits
IAS 39 (Amended 2005)	-	Financial Instruments: Recognition and Measurement
IFRS 1 (Amended 2005)	-	First-time Adoption of International Financial Reporting Standards
IFRS 4 (Amended 2005)	-	Insurance Contracts
IFRS 6	-	Exploration for and Evaluation of Mineral Resources
IFRS 7	-	Financial Instruments: Disclosures
IFRIC 3	-	Emission Rights
IFRIC 4	-	Determining whether an Arrangement contains a Lease

2 ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

IFRIC 5	-	Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6	-	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment
IFRIC 7	-	Applying the restatement approach under IAS 29 Financial Reporting in Hyper inflationary economics.
IFRIC 8	-	Scope of IFRS 2

The directors anticipate that the adoption of these IASs, IFRSs and IFRIC Interpretations in future periods will have no material impact on the financial statements of the Company and of the Group.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements are prepared in accordance with the historical cost convention, except as disclosed in the accounting policies below, and are drawn up in accordance with International Financial Reporting Standards.

BASIS OF CONSOLIDATION - The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

In the Company's financial statements, investments in subsidiary is carried at cost less any impairment in net recoverable value that has been recognised in the profit and loss statement.

BUSINESS COMBINATIONS – The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups); if applicable, that are classified as held for sale in accordance with IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

GOODWILL – Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

REVENUE RECOGNITION – Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from satellite bandwidth access service is recognised monthly as the services are provided for recurring monthly management fees and usage fees under transaction-based arrangement.

Service fee income is recognised when the relevant technical services and ancillary equipment in connection with satellite communication business are provided by the Group.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

LEASING – Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs (see below).

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION – The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are presented in RMB, which is the presentation currency for the consolidated financial statements. Management is of the view that the presentation of the balance sheet and statement of changes in equity of the Company in RMB will allow for consistency with the Group's presentation currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in RMB using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation, if any, are treated as assets and liabilities of the foreign operation and translated at the closing rate.

BORROWING COSTS – Borrowing costs are recognised in profit or loss in the period in which they are incurred.

RETIREMENT BENEFIT COSTS – Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

INCOME TAX - Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiary, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

PLANT AND EQUIPMENT – Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

Computer equipment	-	20%
Furniture and equipment	-	20%
Motor vehicles	-	20%

Fully depreciated assets still in use are retained in the financial statements.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item of plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

INTANGIBLE ASSETS – Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The useful lives of intangible assets are assessed to be finite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment wherever there is an indication that the intangible assets may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the profit and loss statement in the expense category consistent with the function of the intangible asset.

Amortisation is provided on the following assets over the following amortisation period:

Agreements with university	-	46 months
Training school operating rights	-	120 months

IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS EXCLUDING GOODWILL – At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

FINANCIAL INSTRUMENTS - Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade and other receivables

Trade and other receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Bank borrowings

Interest-bearing bank loans are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in the profit and loss statement.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

PROVISIONS - Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date.

SHARE-BASED PAYMENTS – The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Binomial Option Pricing Model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

LEGAL RESERVE – Certain subsidiaries are required by laws established in their respective countries of incorporation to set aside certain percentage of their profit after tax to the reserve fund until the accumulated reserve has reached a certain percentage of the subsidiary's registered capital. This reserve can be used to make up losses incurred or to increase capital.

4 CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Critical judgements in applying the entity's accounting policies

In the process of applying the Group's accounting policies, management is of the opinion that there are no critical judgements involved that have significant effect on the amounts recognised in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Recoverability of trade receivables

The directors considered the recoverability of its trade receivables and are confident that the carrying amount of the trade receivables will be recovered in full and adjustment will be made in future periods in the event that there is objective evidence of impairment resulting from future loss events.

The carrying value of the trade receivables as at December 31, 2005 is RMB19,139,000 (2004 : RMB15,077,000) and no impairment loss has been recognised by the Group.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The carrying value of goodwill as at December 31, 2005 is RMB15,291,000 (2004 : RMBNil) and no impairment loss has been recognised by the Group.

Fair value of the non-trade amount due from subsidiary

In determining the fair value of the non-trade amount due from subsidiary in the Company's books, the directors considered that a repayment term of approximately 10 years would better reflect the estimated repayment term. Such estimate is based on the remaining operating period of the Company's key subsidiary. As at December 31, 2005, the intercompany balance is measured at amortised cost of RMB136,094,000 (2004 : RMB133,139,000) based on prevailing market interest rate.

5 FINANCIAL RISKS AND MANAGEMENT

The Group's activities expose it to a variety of financial risks, including the effects of foreign exchange, interest rate, credit and liquidity risk. However, the Group does not use any derivative financial instruments such as foreign exchange contracts to hedge these exposures. The Group also does not hold or issue derivative financial instruments for speculative purposes.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Group. The Group has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as means of mitigating the risk of financial losses from defaults.

The Group's credit risk is primarily attributable to its trade and other receivables and amounts due from related parties. Cash is placed with creditworthy financial institutions. The trade and other receivables and amount due from related parties presented in the consolidated balance sheet are net of allowance for doubtful receivables, if any, estimated by management based on current economic condition.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowance for doubtful receivables, represents the Group's maximum exposure to credit risk.

(b) Interest rate risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and in future years.

The Group is exposed to interest rate risk through the impact of interest rates changes on interest bearing debts and interest-bearing cash. The Group does not enter into any derivative instruments to hedge this risk.

(c) Foreign exchange risk

Foreign exchange risk refers to the risk that movements in foreign currency exchange rate against the RMB will affect the Group's financial results and its cash flows.

The Group's foreign currency exposures arise mainly from the exchange risk movements of the Hong Kong dollars and United States dollars against the RMB. To the extent possible, sales and purchases which are denominated in Hong Kong dollars and United States dollars provide natural hedges. The remaining foreign currency exposure is considered limited.

(d) Significant concentrations of credit risk

Concentrations of credit risk exist when change in economic, industry or geographic factors similarly affect groups of counterparties where aggregate credit exposure is significant in relation to the Group's total credit exposure.

(e) Liquidity risk

Liquidity risk arises from the possibility that the Group is unable to meet its obligations towards other counterparties. The Group strives to maintain committed borrowing facilities prudently in excess of its estimated gross borrowing requirements.

(f) Fair value of financial assets and financial liabilities

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables and other liabilities approximate their fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

6 RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Group's transactions and arrangements are with related parties and the effect of these transactions on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest free and repayable on demand unless otherwise stated.

Transactions between the Company and its subsidiaries, which are related companies of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Under the terms of the technical services agreements between the Group, ChinaCast Li Xiang Co., Ltd ("CCLX") and ChinaCast Co. Ltd ("CCL"), the Group extended financial support to CCLX and CCL during the financial year. CCLX and CCL are related parties in which directors of the Company have both direct and indirect equity stakes.

Significant transactions with the above related parties:

	Group	
	2005	**2004**
	RMB'000	RMB'000
Service fee income, net (Note 24)	50,305	23,927
Reimbursement of expenses	6,522	4,585
Satellite platform usage fee	(6,264)	(4,529)
Transponder fee	(4,310)	(5,089)

The Group has entered into agreements with a corporate shareholder pursuant to which a director and an employee of the Group will spend one-third of their working time with the shareholder. Such time spent by the director and the employee will be reimbursed by the shareholder in accordance with the agreements. The Group also paid rental expense of RMB10,000 (2004 : RMB143,000) and interest expense of RMBNil (2004 : RMB 54,000) to this corporate shareholder.

Compensation of directors and key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	Group	
	2005	**2004**
	RMB'000	RMB'000
Short-term benefits	4,526	3,499
Post-employment benefits	14	17
Share-based payments	1,919	-

The remuneration of directors and other members of key management is determined by the remuneration committee having regard to the performance of individuals and market trends.

7 CASH AND CASH EQUIVALENTS

	Group	
	2005	2004
	RMB'000	RMB'000
Cash and bank balances	90,074	4,818
Term deposits	273,798	323,900
Total	363,872	328,718

Cash and bank balances comprise cash held by the Group and short-term bank deposits with an original maturity of twelve months or less. Term deposits bear interest at an average rate of 3.3% (2004: 1.8%) per annum and are for a tenure of approximately 282 days (2004: 227 days). The carrying amounts of these assets approximate their fair values.

The Group's cash and cash equivalents that are not denominated in the functional currencies of the respective entities are as follow:

	Group	
	2005	2004
	RMB'000	RMB'000
United States dollars	149,609	209,916

As at December 31, 2005, certain companies of the Group which are located in the PRC have cash and cash equivalents denominated in RMB amounting to approximately RMB214,137,000 (2004: RMB117,621,000) which are deposited with banks in the PRC. Cash and cash equivalents which are denominated in RMB are not freely convertible into foreign currencies.

8 TRADE RECEIVABLES

	Group	
	2005	2004
	RMB'000	RMB'000
Amounts receivable from the provision of services to outside parties	19,139	15,077

The Group's trade receivables are denominated predominantly in the functional currencies of the respective entities within the Group.

9 OTHER RECEIVABLES AND PREPAYMENTS

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Other receivables	8,984	9,032	-	-
Prepayments	5,152	800	5,152	-
	14,136	9,832	5,152	-

The Group's other receivables and prepayments are denominated predominantly in the functional currencies of the respective entities within the Group.

10 AMOUNT DUE FROM RELATED PARTIES

	Group	
	2005	2004
	RMB'000	RMB'000
Amount due from related parties (Note 6)	218,367	178,337
Less: Non-current portion	(217,887)	(177,926)
Current portion	480	411

The amount due from related parties is unsecured, interest free and denominated in the functional currencies of the respective entities within the Group.

Under the pledge agreements signed by the Group and its related parties, the respective shareholders of related parties have pledged their rights and interests in the related parties in favour of a subsidiary of the Group, which includes the right to take ownership and possession of their equity interests in the related parties. The Group also entered into service agreements with these related parties which allows the Group to receive a service fee as discussed in Note 24. In the opinion of the directors, the non-current portion of amount due from related parties relates to funding to the Group's related parties and represents the Group's interest in the related parties. The balance is carried at cost, less impairment, as fair value cannot be reliably measured since the related parties' shares are unquoted.

11 INTERESTS IN SUBSIDIARY

	Company	
	2005	2004
	RMB'000	RMB'000
Unquoted equity shares, at cost	219,146	219,146
Deemed investment in subsidiary	105,487	105,487
Due from subsidiary	136,094	133,139
	460,727	457,772

The non-trade amount due from subsidiary is unsecured and denominated in Hong Kong dollars.

11 INTERESTS IN SUBSIDIARY (cont'd)

In determining the fair value of the non-trade amount due from subsidiary, the directors considered that a repayment term of approximately 10 years would better reflect the estimated repayment term. Such estimate is based on the remaining operating period of the Company's key subsidiary. The intercompany balance is measured at amortised cost based on prevailing market interest rate.

Certain reclassifications have been made to the prior year's financial statements to reflect the deemed investment arising from the provision of interest-free and long-term advance to the subsidiary. The items were reclassified as follows:

	Company	
	Previously reported 2004	After reclassification 2004
	RMB'000	RMB'000
Due from subsidiary	238,626	133,139
Deemed investment in subsidiary	-	105,487
	238,626	238,626

Information relating to subsidiaries is as follows:

Name of subsidiary (Country of incorporation and operation)	Principal activities	Proportion of ownership interest and voting power held by the Group 2005	2004
		%	%
Subsidiaries			
Held by the Company			
ChinaCast Communication Network Company Ltd [1][2] ("CCN") (British Virgin Islands)	Investment holding company	100	100
Held by CCN			
ChinaCast Technology (BVI) Limited [1][2] ("CCT BVI") (British Virgin Islands)	Technology enablers in the satellite communication industry and investment holding company	98.5	98.5
ChinaCast Technology (HK) Limited [1] ("CCT HK") (Hong Kong)	Liaison office for its group of companies	98.5	98.5

11 INTERESTS IN SUBSIDIARY (cont'd)

Name of subsidiary (Country of incorporation and operation)	Principal activities	Proportion of ownership interest and voting power held by the Group 2005	2004
		%	%
ChinaCast Technology (Shanghai) Limited [1] ("CCT Shanghai") (People's Republic of China)	Provision of technical services to related parties	98.5	98.5
Beijing Tongfang Digital Education Technology Limited [1] ("Tongfang Education") (People's Republic of China)	Investment holdings	49.3 [3]	-
Beijing Tongfang Chuangxin Technology Limited [1] ("TCX") (People's Republic of China)	Distance learning service provider	25.1 [3]	-

Notes:

(1) CCN is not required to be audited in its country of incorporation. For the purpose of preparing the consolidated financial statements of ChinaCast Communication Holdings Limited, the consolidated financial statements of CCN comprising CCT BVI, CCT HK, CCT Shanghai, Tongfang Education and TCX have been prepared in accordance with IFRS and audited by an overseas member firm of Deloitte Touche Tohmatsu.

(2) The Group operates these companies from China and Hong Kong.

(3) The Group considers Tongfang Education and TCX as subsidiaries due to the fact that the Group controls the entities via board control of Tongfang Education which directly owns a majority stake in TCX.

12 PLANT AND EQUIPMENT

	Computer equipment	Furniture and equipment	Motor vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Group				
Cost:				
At January 1, 2004	-	-	-	-
Arising from acquisition of subsidiary	12,920	131	1,051	14,102
Additions	38	81	181	300
Written off	(2,109)	-	-	(2,109)
At December 31, 2004	10,849	212	1,232	12,293
Arising from acquisition of subsidiary	1,211	4	470	1,685
Additions	5,439	145	-	5,584
Currency realignment	(29)	-	(15)	(44)
At December 31, 2005	17,470	361	1,687	19,518
Accumulated depreciation:				
At January 1, 2004	-	-	-	-
Arising from acquisition of subsidiary	6,898	82	162	7,142
Depreciation for the financial year	1,328	24	158	1,510
Elimination on write-off	(1,881)	-	-	(1,881)
At December 31, 2004	6,345	106	320	6,771
Arising from acquisition of subsidiary	161	2	63	226
Currency realignment	(9)	-	(4)	(13)
Depreciation for the financial year	3,267	59	255	3,581
At December 31, 2005	9,764	167	634	10,565
Carrying amount:				
At December 31, 2004	4,504	106	912	5,522
At December 31, 2005	7,706	194	1,053	8,953

The carrying amount of the Group's motor vehicle includes an amount of RMB412,000 (2004: RMB577,000) in respect of assets held under finance leases (Note 20).

13 DEFERRED TAX ASSETS

The followings are the major deferred tax assets recognised by the Group and movements thereon during the current and prior financial years.

	Group	
	2005	2004
	RMB'000	RMB'000
Balance at beginning of financial year	1,552	-
Arising from acquisition of subsidiary	-	1,511
(Credit) Charge to profit or loss for the year	(173)	41
Balance at end of financial year	1,379	1,552

The above deferred tax assets mainly represent the tax effect of temporary differences arising from the pre-operating expenses available to a subsidiary of the Group for offset against future profits over a 5 year period.

A subsidiary of the Group had unused tax loss carryforwards for the Hong Kong Profits Tax of RMB48,551,000 (2004 : RMB48,929,000) available for offset against future profits, which have no expiration date. The Group had other unused tax losses carry forwards of RMB8,897,000 (2004 : RMB8,563,000) available to offset against future profits within five years from the date of incurrence. The deferred tax assets arising in respect of these tax losses have not been recognised due to the unpredictability of future profit streams.

14 INTANGIBLE ASSETS

	Group		
	Agreement with university	Training school operating rights	Total
	RMB'000	RMB'000	RMB'000
Costs:			
Acquired on acquisition of a subsidiary and balance as at December 31, 2005	20,465	271	20,736
Amortisation:			
Amortisation for the year and balance as at December 31, 2005	1,351	7	1,358
Carrying amount:			
At December 31, 2005	19,114	264	19,378

The intangible assets included above have finite useful lives, over which the assets are amortised.

15 GOODWILL

	Group 2005	Group 2004
	RMB'000	RMB'000
Cost		
Arising on acquisition of a subsidiary and balance at end of financial year	15,291	-

The goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating unit (CGU) that are expected to benefit from that business combination. Goodwill arising in 2005, in the opinion of directors, relates to its operations in the PRC and its business segment concerning to technology enablers in the satellite communication industry.

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. No impairment loss is recognised in 2005.

Discounted cash flow ("DCF") analysis is performed to determine the fair value of the assets under review. The key assumptions for the DCF calculations are those relating to the discount rate, growth rate and expected changes to service prices and costs during the period. Management estimates discount rates using rates that reflect current market assessments of the time value of money and the risks specific to the assets under review. The growth rates are based on management estimates using past practices and experience. Changes in service prices and costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets and extrapolates cash flows for five years based on estimated growth rates and changes in service prices and costs. The rate used to discount the cash flow forecasts is 17%.

16 BANK LOAN

	Group 2005	Group 2004
	RMB'000	RMB'000
Bank loan (secured)	-	140
Less: Non-current portion	-	(80)
Current portion	-	60

In 2004, the bank loan was denominated in RMB, arranged at a fixed interest rate of 5.49% per annum and secured by a motor vehicle of the Group (Note 12). The balance was repayable by yearly instalments due on March 21, 2005 and March 21, 2006 and exposed the Group to fair value interest rate risk. The bank loan was fully repaid in 2005.

17 TRADE PAYABLES

The trade payables are denominated predominantly in RMB.

18 OTHER PAYABLES

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Accrued expenses	7,953	2,141	5,105	567
Advance from customer	8,166	-	-	-
Payable in relation to the acquisition of a subsidiary	6,300	-	-	-
Other expenses payable	19,094	14,015	-	-
Others	26	61	-	-
Total	41,539	16,217	5,105	567

The Group's and Company's other payables that are not denominated in the functional currencies of the respective entities are as follow:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
United States dollars	764	-	4,538	292

19 AMOUNT DUE TO RELATED PARTIES

The amount due to related parties is unsecured, interest-free and repayable on demand. The amount is denominated predominantly in RMB.

In year 2004, there was an amount due to a related party which bore interest at a rate of 2% per annum. The balance was fully repaid as at December 31, 2004.

20 OBLIGATIONS UNDER FINANCE LEASE

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts payable under finance lease:				
Within one year	169	173	152	155
In the second to fifth year inclusive	212	388	190	348
	381	561	342	503
Less: future finance charges	(39)	(58)	-	-
Present value of lease obligations	342	503	342	503
Less: Amount due for settlement within one year (shown under current liabilities)			(152)	(155)
Amount due for settlement after one year			190	348

The average term of finance leases entered into is 5 years (2004 : 5 years).

20 OBLIGATIONS UNDER FINANCE LEASE (cont'd)

The average effective borrowing rate was 5.5% (2004 : 5.5%) per annum. Interest rate is fixed at the contract date. The lease is on a fixed repayment basis and no arrangement has been entered into for contingent rental payments.

All lease obligations are denominated in Hong Kong dollars.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' title to the leased assets (Note 12).

21 ISSUED CAPITAL

	Group and Company			
	2005	2004	2005	2004
	Number of ordinary shares		'000	'000
(a) Authorised:				
At beginning of financial year/ date of incorporation	750,000,000 [2]	1,200,000 [1]	US$60,000	US$12
Increase of 5,998,800,000 ordinary shares of US$0.01 each	-	5,998,800,000	-	US$59,988
		6,000,000,000 [1]		
Consolidation of 8 ordinary shares of US$0.01 each into 1 ordinary shares of US$0.08 each	-	750,000,000 [2]	-	-
At end of year	750,000,000 [2]	750,000,000 [2]	US$60,000	US$60,000
(b) Issued and paid-up:				
At beginning of financial year/date of incorporation	441,816,501 [2]	1,200,000 [1]	RMB292,235	-
Issuance of shares upon completion of the Restructuring Exercise	-	2,649,332,008	-	RMB219,047
Credited as fully paid upon completion of the Restructuring Exercise 1,200,000 ordinary shares of US$0.01 each that were nil paid	-	-	-	RMB99
		2,650,532,008 [1]		
Consolidation of 8 ordinary shares of US$0.01 each into 1 ordinary share of US$0.08 each		331,316,501 [2]	-	-
Issuance of shares pursuant to the initial public offering	-	110,500,000	-	RMB73,089
At end of financial year	441,816,501 [2]	441,816,501 [2]	RMB292,235	RMB292,235

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

[1] Shares of US$0.01 each
[2] Shares of US$0.08 each

22 SHARE PREMIUM AND CAPITAL RESERVE

The share premium arose from 110,500,000 ordinary shares issued at a premium in year 2004. The related share issue expenses of RMB19,922,000 were written off against the share premium account in that year.

Capital reserve amounting to RMBNil (2004 : RMB39,146,000) arose from the Restructuring Exercise undertaken by the enterprises in year 2004 under common control and related to the excess of fair value of the net assets acquired over cost of investment.

Capital reserve amounting to RMB1,919,000 (2004 : RMBNil) arose from the recognition of equity-settled share-based payments at fair value at the date of grant.

23 REVENUE

This pertains to the service income from satellite bandwidth rendered to the customers, less allowances.

24 SERVICE FEE

The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides the SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that is equal to the SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE which have been prepared in accordance with IFRS and adjusted for the purpose of preparing the Group's financial information:

	Group	
	2005	**2004**
	RMB'000	RMB'000
Revenue	105,492	45,901
Cost of sales	(53,004)	(17,101)
Gross profit	52,488	28,800
Other income	7,891	4,285
Interest income	73	84
Selling expense	(2,128)	(2,308)
Administrative expense	(7,373)	(6,729)
Income tax expense	(646)	(205)
Service fee to the Group	50,305	23,927

25 OTHER OPERATING INCOME

	Group	
	2005	2004
	RMB'000	RMB'000
Interest income from non-related companies	4,538	2,173
Other income	313	145
Total	4,851	2,318

26 FINANCE COSTS

	Group	
	2005	2004
	RMB'000	RMB'000
Interest to non-related companies:		
Finance lease	18	12
Bank loan	1	6
Interest expense to related parties (Note 6)	-	54
	19	72

27 INCOME TAX EXPENSE

	Group	
	2005	2004
	RMB'000	RMB'000
Current - foreign	9,721	6,173
Deferred	173	(41)
	9,894	6,132

The charge for the year can be reconciled to the accounting profit as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Tax at the applicable income tax rate of 15% (2004 : 15%)	8,152	5,226
Tax effect of expenses that are not deductible in determining taxable profit	1,310	196
Effect of different tax rates of subsidiaries operating in other jurisdictions	156	212
Effect of tax exemption granted to a PRC subsidiary	(351)	-
Others	627	498
Net	9,894	6,132

For the purpose of presenting the above tax reconciliation, the applicable tax rate of the Group is calculated at 15% (2004 : 15%) which represents the domestic tax rate of the country in which the Group predominantly operates.

27 INCOME TAX EXPENSE (cont'd)

CCN and CCT BVI are exempted from income tax in the British Virgin Islands where they are incorporated. In the opinion of the directors, CCN did not derive any income that was subject to income tax of the PRC and Hong Kong. CCT BVI's deemed profit generated in the PRC is subject to the PRC income tax, which is calculated at 33% of such deemed profit.

CCT Shanghai is incorporated in the PRC and is governed by the Income Tax Law of the PRC concerning foreign investment enterprises ("FIE") and various local income tax laws. Under such income tax laws, a FIE is generally subject to an income tax rate of 15% on income as reported in its statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favourable effective rates apply.

Tongfang Education and TCX are incorporated in the PRC and are governed by the income tax law of the PRC concerning domestic enterprises and various local income tax laws. Tongfang Education is subject to an income tax rate of 33% on income as reported in its statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favourable tax rates apply. As approved by State Administration Taxation Bureau of Beijing Haidian District, TCX is exempted from income tax for the period from January 1, 2004 to December 31, 2006.

CCT HK, excluding its representative office in Beijing, is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits Tax has been made in the financial statements as CCT HK has no assessable profits for the periods presented.

The income taxes mainly represent the PRC income taxes calculated at the applicable rate on CCT BVI's deemed profit generated in the PRC, the profit of CCT Shanghai and Tongfang Education and the deemed profit of CCT HK's representative office in Beijing, the PRC.

28 PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging (crediting):

	Group	
	2005	2004
	RMB'000	RMB'000
Cost of defined contribution included in total staff costs	349	316
Directors' remuneration:		
- of the Company	677	518
- of the subsidiaries	2,889	2,031
Staff costs (excluding directors' remuneration)	9,939	5,938
Audit fees:		
- paid to auditors of the Company	403	320
- paid to other auditors	735	477
Non-audit fees:		
- paid to auditors of the Company	403	320
- paid to other auditors	277	-
Depreciation of plant and equipment	3,581	1,510
Plant and equipment written off	-	228
Amortisation of intangible assets (included in cost of sales)	1,358	-
Foreign exchange adjustment loss/ (gain)	2,606	(17)

29 EARNINGS PER SHARE

The calculation of basic earnings per ordinary share is calculated by dividing the net profit attributable to equity holders of the parent for the year by the weighted average number of ordinary shares outstanding during the year.

Fully diluted earnings per ordinary share is calculated by dividing the net profit attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options).

	Group	
	2005	2004
	RMB'000	RMB'000
Net profit attributable to equity holders of the parent	43,787	28,707

	Group	
	Number of shares	Number of shares
	'000	'000
Weighted average number of ordinary shares	441,816	434,910
Adjustment for potential dilutive ordinary shares	18,486	14,565
Weighted average number of ordinary shares used to compute diluted earnings per share	460,302	449,475

Impact of changes in accounting policy

Changes in the Group's accounting policies during the year are described in detail in Note 2 to the financial statements. To the extent that those changes have had an impact on results reported for 2005 and 2004, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on both basic and diluted earnings per share:

	Impact on basic earnings per share		Impact on diluted earnings per share	
RMB (cents)	**2005**	**2004**	**2005**	**2004**
Recognition of share-based payments as expenses	(0.4)	-	(0.4)	-
Non-amortisation of goodwill (replaced by impairment loss)	-	-	-	-
Total impact of changes in accounting policy	(0.4)	-	(0.4)	-

30 ACQUISITION OF SUBSIDIARY

2005

In October 2005, the Group acquired 49.3% of the issued share capital of Beijing Tongfang Digital Education Technology Limited (together the "TE Group") for a cash consideration of RMB21 million. This transaction has been accounted for by the purchase method of accounting.

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
	RMB'000	RMB'000	RMB'000
Plant and equipment	1,459	-	1,459
Trade receivables	908	-	908
Other receivables and prepayments	394	-	394
Cash and cash equivalents	2,505	-	2,505
Trade payables	(2,084)	-	(2,084)
Other payables	(2,168)	-	(2,168)
Income tax payable	139	-	139
Minority interest	(485)	(15,695)	(16,180)
Intangible assets	-	20,736	20,736
Net assets acquired	668	5,041	5,709
Goodwill			15,291
Total consideration			21,000

Net cash outflow arising on acquisition:

Total consideration	21,000
Consideration unpaid	(6,300)
	14,700
Cash consideration paid	(14,700)
Cash and cash equivalents acquired	2,505
	(12,195)

The goodwill arising on the acquisition of the TE Group is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The TE Group contributed RMB6,329,000 revenue and RMB2,192,000 to the Group's profit before tax for the period between the date of acquisition and the balance sheet date of December 31, 2005.

If the acquisition had been completed on January 1, 2005, the total unaudited Group revenue and profit for the year 2005 would have been approximately RMB87,356,000 and RMB38,291,000 respectively.

30 ACQUISITION OF SUBSIDIARY (cont'd)

2004

On March 29, 2004, the Company acquired the entire issued and paid up share capital of ChinaCast Communication Network Company Ltd (together the "CCN Group") for a consideration of RMB219,146,000. This transaction had been accounted for by the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
	RMB'000	RMB'000	RMB'000
Plant and equipment	5,049	1,911	6,960
Amount due from related parties	151,864	-	151,864
Deposit for acquiring plant and equipment	5,329	-	5,329
Deferred tax assets	1,511	-	1,511
Trade and other receivables	47,000	-	47,000
Cash and bank balances	29,442	-	29,442
Term deposits	65,938	-	65,938
Bank loan	(746)	-	(746)
Trade and other payables	(6,931)	-	(6,931)
Amount due to related parties	(14,406)	-	(14,406)
Income tax payable	(28,379)	-	(28,379)
Net asset acquired	255,671	1,911	257,582
Adjustments arising from the Restructuring Exercise			(38,436)
Total consideration			219,146

Net cash inflow arising on acquisition:

Total consideration	219,146
Non-cash consideration given	(219,146)
Cash and cash equivalents acquired	29,442
	29,442

The CCN Group contributed RMB50,488,000 revenue and RMB30,012,000 to the Group's profit before tax for the period between the date of acquisition and the balance sheet date of December 31, 2004.

If the acquisition had been completed on January 1, 2004, the total unaudited Group revenue and profit for the year 2004 would have been approximately RMB87,355,000 and RMB32,147,000 respectively.

31 SHARE BASED PAYMENTS

Share Options of the Company : Pre-IPO Employee Share Option Scheme

The Company has a Pre-IPO share option scheme for certain employees and directors of the Group (the "Pre-IPO Scheme") approved on March 29, 2004. Options are exercisable at a price equal to the average quoted market price of the Company's shares on the date of grant. For every year of employment a grantee has completed, 25% of the options granted to such grantee would become vested. If the options remain unexercised after a period of 10 years from the date of grant, the options will expire. Options are forfeited when the employee concerned leaves the Group before the options vest.

As at December 31, 2005 and 2004, under the Pre-IPO Scheme as disclosed in the directors' report, options for 26,110,000 unissued shares of US$0.08 each were granted at a subscription price of S$0.073 per share. No shares were issued by virtue of the exercise of an option to take up unissued shares.

Share options outstanding to subscribe for ordinary shares of S$0.073 each at the end of the year have the following terms:

			Company	
Plan	**Exercise period**	**Exercise price**	**2005**	**2004**
Options	March 29, 2004 - March 28, 2014	S$0.073	26,110,000	26,110,000

Movements in the share options outstanding during the year are as follows:

	2005		2004	
	Number of share options	**Weighted average exercise price**	**Number of share options**	**Weighted average exercise price**
		S$		S$
Outstanding at the beginning of the year	26,110,000	0.073	-	-
Granted during the year	-	-	26,110,000	0.073
Outstanding at the end of the year	26,110,000	0.073	26,110,000	0.073
Exercisable at the end of the year	26,110,000	0.073	26,110,000	0.073

The adoption of IFRS 2 *Share-based Payment* during the current financial year did not result in any material impact to the Group's profit for 2004. Accordingly, no restatement has been made by the Group.

In 2005, the estimated impact to the profit and loss statement in relation to the outstanding options granted is determined to be RMB1,919,000. The fair value of options is approximately RMB1 each.

31 SHARE BASED PAYMENTS (cont'd)

Share Options of the Company : Pre-IPO Employee Share Option Scheme (cont'd)

These fair values were calculated using the Binomial Option Pricing model. The inputs into the model were as follows:

Weighted average share price	S$0.208
Weighted average exercise price	S$0.073
Expected volatility	54.52%
Expected life (years)	10
Risk free rate	3.14%
Expected dividend yield	Nil%

Expected volatility was determined by calculating the historical volatility of the Company's price over the price return of the ordinary shares of other publicly listed companies in the relevant industry. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferrability, exercise restrictions and behavioural considerations.

The Group recognised total expenses of RMB1,919,000 (2004 : RMBNil) related to equity-settled share-based payment transaction during the year.

Share Options of the Company : Post-IPO Employee Share Option Scheme

The Company has a Post-IPO share option scheme for certain employees and directors of the Group (the "Post-IPO Scheme") approved on March 29, 2004.

Options that are granted under the Post-IPO Scheme may have exercise prices that are, at the Committee's discretion, (a) set at a discount to a price (the "Market Price") equal to the average of the last dealt prices for the shares of the Company on the Main Board of the SGX-ST for five consecutive market days immediately preceding the relevant date of grant of the relevant option of a share (subject to a maximum discount of twenty per cent), in which event, such options may be exercised after the second anniversary from the date of grant of the option ("Incentive Option"); or (b) fixed at the Market Price ("Market Price Option"). Market Price Options may be exercised after the first anniversary of the date of grant of that option. Options granted under the Post-IPO Scheme will have a life span of five years. Options are forfeited when the employee concerned leaves the Group. In no circumstances shall the exercise price be less than the par value of an ordinary share.

No share options have been granted by the Company since the commencement of the Post-IPO Scheme.

Share Options of Subsidiaries

In April 2002, a subsidiary, CCT BVI adopted a stock option plan (the "CCT BVI Plan"), under which CCT BVI may grant options to purchase up to 11,111,542 ordinary shares of CCT BVI to its employees, directors and consultants at price not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-qualified options. These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. No option has been granted under the CCT BVI Plan.

In July 2003, a subsidiary, CCN adopted a stock option plan (the "CCN Plan"), under which CCN may grant options to purchase up to 7,907,982 ordinary shares of US$0.01 each to its employees and directors at a price of US$0.15 per share. These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. No option has been granted under the CCN Plan.

32 SEGMENT INFORMATION

The Group's revenue and profit before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activities of the Group is those of technology enablers in the satellite communication industry and most of the assets and liabilities and capital expenditure of the Group are employed in the PRC. Hence, the geographical and business segment information are as presented in the financial statements.

33 COMPARATIVES FIGURES

The financial statements of the Group and of the Company for 2005 covers the twelve month period from January 1, 2005 to December 31, 2005.

The financial statements of the Group and of the Company for 2004 covered the financial year since incorporation of the Company from November 20, 2003 to December 31, 2004.

34 EVENT AFTER BALANCE SHEET DATE

Subsequent to the financial year end, the Group signed a Memorandum of Understanding ("MOU") with Henan Zuocheng Technology Development Limited in February 2006 to acquire 51% interest in Modern English Language Training LLC. The MOU is non-binding and is subject to further negotiation and agreements between the parties concerned including the approval from its directors and shareholders.

UNAUDITED FINANCIAL STATEMENTS OF THE GROUP FOR THE NINE-MONTH PERIOD ENDED 30 SEPTEMBER 2006 AS CONTAINED IN THE THIRD QUARTER 2006 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

The information in this Appendix has been reproduced from the Third Quarter 2006 Financial Statements and Dividend Announcement made by the Company and was not specially prepared for inclusion in this Circular.

CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Quarter Ended 30 September 2006

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	Group	% change	Group	Group	% change
	3Q ended 30/9/2006	3Q ended 30/9/2005	+/(-)	1-3Q ended 30/9/2006	1-3Q ended 30/9/2005	+/(-)
	RMB'000	RMB'000		RMB'000	RMB'000	
Revenue	23,404	15,484	51.15	68,377	51,202	33.54
Cost of sales	(13,677)	(7,338)	86.39	(40,344)	(22,564)	78.80
Gross profit	9,727	8,146	19.41	28,033	28,638	(2.11)
Service fee (Note A)	13,803	12,068	14.38	37,304	34,109	9.37
Other operating income	3,584	1,451	147.00	6,160	4,235	45.45
Selling expenses	(846)	(524)	61.45	(2,189)	(1,836)	19.23
Administrative expenses	(9,767)	(8,822)	10.71	(26,092)	(25,178)	3.63
Finance costs	(4)	(5)	(20.00)	(14)	(14)	-
Profit before tax	16,497	12,314	33.97	43,202	39,954	8.13
Income tax expense	(2,760)	(1,715)	60.93	(8,315)	(7,081)	17.43
Profit for the period	13,737	10,599	29.61	34,887	32,873	6.13
Attributable to:						
Equity holders of the parent	13,480	10,599	27.18	35,523	32,873	8.06
Minority interests	257	-		(636)	-	
	13,737	10,599	29.61	34,887	32,873	6.13

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	3Q ended 30/9/2006 RMB'000	3Q ended 30/9/2005 RMB'000	% change +/(-)	1-3Q ended 30/9/2006 RMB'000	1-3Q ended 30/9/2005 RMB'000	% change +/(-)
Revenue	22,702	23,037	(1.45)	79,031	58,111	36.00
Cost of sales	(6,720)	(11,123)	(39.58)	(37,241)	(23,808)	56.42
Gross profit	15,982	11,914	34.14	41,790	34,303	21.83
Other operating income	1,600	2,603	(38.53)	4,779	5,987	(20.18)
Selling expenses	(347)	(492)	(29.47)	(1,091)	(1,381)	(21.00)
Administrative expenses	(2,695)	(1,880)	43.35	(7,146)	(4,599)	55.38
Income tax expense	(737)	(77)	857.14	(1,028)	(201)	411.44
Service fee to the Group	13,803	12,068	14.38	37,304	34,109	9.37

(B) The following table provides additional information about the combined income statements of the Group and the SOE, prepared for illustrative purpose and our discussion in item 8, assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 3Q ended 30/9/2006 RMB'000	Combined Group and SOE 3Q ended 30/9/2005 RMB'000	% change +/(-)	Combined Group and SOE 1-3Q ended 30/9/2006 RMB'000	Combined Group and SOE 1-3Q ended 30/9/2005 RMB'000	% change +/(-)
Revenue	46,106	38,521	19.69	147,408	109,313	34.85
Cost of sales	(18,855)	(15,864)	18.85	(72,912)	(40,443)	80.28
Gross profit	27,251	22,657	20.28	74,496	68,870	8.17
Other operating income	3,642	1,457	149.97	6,266	4,293	45.96
Selling expenses	(1,193)	(1,016)	17.42	(3,280)	(3,217)	1.96
Administrative expenses	(12,462)	(10,702)	16.45	(33,238)	(29,777)	11.62
Finance costs	(4)	(5)	(20.00)	(14)	(14)	-
Profit before tax	17,234	12,391	39.08	44,230	40,155	10.15
Income tax expense	(3,497)	(1,792)	95.15	(9,343)	(7,282)	28.30
Profit for the period	13,737	10,599	29.61	34,887	32,873	6.13
Attributable to:						
Equity holders of the parent	13,480	10,599	27.18	35,523	32,873	8.06
Minority interests	257	-		(636)	-	
	13,737	10,599	29.61	34,887	32,873	6.13

(C) The profit before income tax includes the following charges (credits):

	Group 3Q ended 30/9/2006 RMB'000	Group 3Q ended 30/9/2005 RMB'000	Group 1-3Q ended 30/9/2006 RMB'000	Group 1-3Q ended 30/9/2005 RMB'000
Depreciation of plant and equipment	709	941	2,108	2,560
Amortisation of intangible assets	1,341	-	4,008	-
Interest on borrowings	4	5	14	14
Foreign exchange adjustment loss	816	1,814	1,004	1,868
Share option expense	308	331	1,181	1,476
Other income including interest income	(3,584)	(1,451)	(6,160)	(4,235)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group As at 30/9/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 30/9/2006 RMB'000	Company As at 31/12/2005 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	38,810	90,074	-	-
Term deposits	397,271	273,798	-	-
Trade receivables	25,696	19,139	-	-
Other receivables and prepayments	11,376	14,136	1,315	5,152
Amount due from related parties	-	480	-	-
Total current assets	473,153	397,627	1,315	5,152
Non-current assets:				
Interests in subsidiary	-	-	448,662	460,727
Amount due from related parties	180,573	217,887	-	-
Plant and equipment	7,049	8,953	-	-
Deposit for acquisition	10,000	-	-	-
Deferred tax assets	215	1,379	-	-
Intangible assets	15,370	19,378	-	-
Goodwill	15,291	15,291	-	-
Total non-current assets	228,498	262,888	448,662	460,727
Total assets	701,651	660,515	449,977	465,879
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	4,877	2,816	-	-
Other payables	38,629	41,539	1,886	5,105
Income tax payable	35,455	28,119	-	-
Amount due to related parties	274	138	-	-
Current portion of finance lease	148	152	-	-
Total current liabilities	79,383	72,764	1,886	5,105

	Group As at 30/9/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 30/9/2006 RMB'000	Company As at 31/12/2005 RMB'000
Non-current liability:				
Finance lease	74	190	-	-
Total non-current liability	74	190	-	-
Capital and reserves:				
Issued capital	292,235	292,235	292,235	292,235
Share premium	166,572	166,572	166,572	166,572
Capital reserve	3,099	1,919	3,099	1,919
Exchange translation reserve	(3,083)	(1,649)	(19,604)	(4,492)
Legal reserve	10,143	6,102	-	-
Accumulated profits	137,020	105,538	5,789	4,540
Equity attributable to equity holders of the parent	605,986	570,717	448,091	460,774
Minority interests	16,208	16,844	-	-
Total equity	622,194	587,561	448,091	460,774
Total liabilities and equity	701,651	660,515	449,977	465,879

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30 September 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
148	-	152	-

Amount repayable after one year

As at 30 September 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
74	-	190	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 30 September 2006, the current portion and non-current portion of the finance lease amounted to approximately RMB148,000 and RMB74,000 (2005: RMB152,000 and RMB190,000)respectively.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group 3Q ended 30/9/2006 RMB'000	Group 3Q ended 30/9/2005 RMB'000
Operating activities		
Profit before income tax	16,497	12,314
Adjustments for:		
Depreciation expense	709	941
Interest income	(3,584)	(1,136)
Interest expense	4	5
Amortisation of intangible assets	1,341	-
Share option expense	308	331
Operating cash flows before movements in working capital	15,275	12,455
Trade receivables	(2,138)	(4,902)
Other receivables and prepayments	(1,062)	(8,717)
Trade payables	(234)	(2,020)
Other payables	1,112	2,643
Amount due from related parties	368	-
Amount due to related parties	274	-
Cash generated from (used in) operations	13,595	(541)
Interest paid	(4)	(5)
Interest received	3,584	1,136
Income tax paid	-	(478)
Net cash from operating activities	17,175	112
Investing activities:		
Amount due from related parties	11,162	(15,900)
Purchase of plant and equipment	(196)	(4)
Term deposits	(13,392)	5,211
Net cash used in investing activities	(2,426)	(10,693)
Financing activities		
Finance lease	(37)	(37)
Net cash used in financing activities	(37)	(37)
Net increase (decrease) in cash and bank balances	14,712	(10,618)
Cash and bank balances at beginning of period	24,834	56,167
Effect of foreign exchange rate changes	(736)	(1,549)
Cash and bank balances at end of period	38,810	44,000

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Attributable to equity holders of the parent							Minority interests	Total
	Issued capital	Share premium	Capital reserve	Exchange translation reserve	Legal reserve	Accumulated profits	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance at 30 June 2005	292,235	166,572	40,291	(20)	4,204	46,776	550,058	-	550,058
Net profit for the 3 months ended 30 September 2005	-	-	-	-	-	10,599	10,599	-	10,599
Share option expense Recognized	-	-	331	-	-	-	331	-	331
Transfer to legal reserve	-	-	-	-	780	(780)	-	-	-
Translation adjustment	-	-	-	(1,571)	-	-	(1,571)	-	(1,571)
Balance at 30 September 2005	292,235	166,572	40,622	(1,591)	4,984	56,595	559,417	-	559,417
Group									
Balance at 30 June 2006	292,235	166,572	2,791	(2,488)	9,041	124,642	592,793	15,951	608,744
Net profit for the 3 months ended 30 September 2006	-	-	-	-	-	13,480	13,480	257	13,737
Share option expense Recognized	-	-	308	-	-	-	308	-	308
Transfer to legal reserve	-	-	-	-	1,102	(1,102)	-	-	-
Translation adjustment	-	-	-	(595)	-	-	(595)	-	(595)
Balance at 30 September 2006	292,235	166,572	3,099	(3,083)	10,143	137,020	605,986	16,208	622,194
Company									
Balance at 30 June 2005	292,235	166,572	1,145	-	-	(4,176)	455,776	-	455,776
Share option expense Recognized	-	-	331	-	-	-	331	-	331
Net profit for the 3 months ended 30 September 2005	-	-	-	-	-	9,031	9,031	-	9,031
Translation adjustment	-	-	-	(2,272)	-	-	(2,272)	-	(2,272)
Balance at 30 September 2005	292,235	166,572	1,476	(2,272)	-	4,855	462,866	-	462,866
Company									
Balance at 30 June 2006	292,235	166,572	2,791	(6,455)	-	5,371	460,514	-	460,514
Share option expense Recognized	-	-	308	-	-	-	308	-	308
Net profit for the 3 months ended 30 September 2006	-	-	-	-	-	418	418	-	418
Translation adjustment	-	-	-	(13,149)	-	-	(13,149)	-	(13,149)
Balance at 30 September 2006	292,235	166,572	3,099	(19,604)	-	5,789	448,091	-	448,091

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 30 September 2006.

Share Options:

As at 30 September 2006, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2005 : 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

Auditors have conducted a review on certain financial information in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. Please refer to the letter issued by our auditors on the scope of review.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Please refer to the letter issued by our auditors on the scope of review.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

There were no changes in the accounting policies and methods of computation.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group 3QFY2006	**Group 3QFY2005**
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	3.05	2.40
(ii) On a fully diluted basis**	2.92	2.30

*The calculation of earnings per share for the actual results for the 3 months ended 30 September 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the 3 months ended 30 September 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average

number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group As at 30/9/2006	Group As at 31/12/2005	Company As at 30/9/2006	Company As at 31/12/2005
Net asset value per share in RMB	1.37	1.29	1.01	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 30 September 2006 and 31 December 2005 and (2) the share capital of 441,816,501 shares as at 30 September 2006 (31 December 2005: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE ("Combined Group") provides a more meaningful review of the financial performance of the whole Group, the following discussion of our performance also includes the results of the Combined Group (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the revenue of the Combined Group is shown below.

	3QFY2006 RMB'000	3QFY2005 RMB'000
Revenue of the Group		
University Distance Learning Solutions	3,967	-
K-12 and content delivery	19,437	15,484
Sub-total	23,404	15,484
Revenue of the SOE		
University Distance Learning Solutions	18,503	17,776
IT/Management Training Courses and Solutions	3,431	2,087
K-12 Distance Learning and Educational Content Solutions	685	(926)
Enterprise Networking Products and Services	83	4,100
Sub-total	22,702	23,037
Sum of the Combined Group's revenue	46,106	38,521

Revenue of the Combined Group for 3QFY2006 amounted to RMB46.1 million representing an increase of 19.7% compared to 3QFY2005.

Compared to 3QFY2005, revenue of the Group increased by 51.1% from RMB15.5 million to RMB23.4

million. The revenue from the K-12 and content delivery business increased by 25.5% from RMB15.5 million in 3QFY2005 to RMB19.4 million in 3QFY2006 as a result of increase in equipment sales. After consolidation of the result of Tongfang Education in 4QFY2005 and with the Group's sales to universities, the Group showed a revenue from the University Distance Learning Solutions of RMB4.0 million in 3QFY2006.

The SOE recorded a slight decrease in its revenue from RMB23.0 million in 3QFY2005 to RMB22.7 million in 3QFY2006, which was mainly attributable to the decrease in equipment sales to Enterprise customers, which are project-based. Revenue from the University Distance Learning Solutions business increased from RMB17.8 million in 3QFY2005 to RMB18.5 million in 3QFY2006 mainly due to the increase in student enrolment. Together with the students on the Tongfang Education platform, total students enrolled for distance learning increased by 32.0% from approximately 97,000 as at the end of 3QFY2005 to approximately 128,000 as at the end of 3QFY2006. Revenue from the IT/Management Training Courses and Solutions business increased by 64.4% from RMB2.1 million in 3QFY2005 to RMB3.4 million in 3QFY2006. Revenue from the K-12 Distance Learning and Education Content Solutions business amounted to RMB 685,000 for 3QFY2006 as compared to a negative RMB0.9 million for 3QFY2005, which was due to a reclassification of previous period's revenue of RMB1 million to other income. Revenue from the Enterprise Networking Products and Services business decreased significantly from RMB4.1 million in 3QFY2005 to RMB83,000 in 3QFY2006, as a result of reduction in equipment sales which are project-based.

Cost of sales of the Group increased by 86.4% from RMB7.3 million in 3QFY2005 to RMB13.7 million in 3QFY2006. Gross profit margin decreased by approximately 11.0 percentage points, from 52.6% in 3QFY2005 to 41.6% in 3QFY2006. The drop in gross profit margin was due to the equipment sales in 3QFY2006. After the acquisition of Tongfang Education in FY2005 and the recognition of intangible assets associated with it, there was an intangible amortization expense amounting to RMB1.3 million in 3QFY2006. Payroll and related cost associated with the generation of certain revenues amounting to RMB1.3 million was recorded in the cost of sales of the Group in 3QFY2006. The cost of sales of the Combined Group increased by 18.9% from RMB15.9 million in 3QFY2005 to RMB18.9 million in 3QFY2006. This increase was mainly due to the acquisition of Tongfang Education, which increased both the revenue and the cost of sales.

The Group received a service fee of RMB13.8 million in 3QFY2006 as compared to a service fee of RMB12.1 million in 3QFY2005 as a result of the increase in the service revenue in SOE. The increase in other income from RMB1.5 million in 3QFY2005 to RMB3.6 million in 3QFY2006 was mainly due to the increase in interest income as a result of the increase in the amount of term deposit and the increase in interest rate.

The Group's selling expenses increased from RMB524,000 in 3QFY2005 to RMB846,000 in 3QFY2006, as there were more marketing activities in the current quarter as compared to 3QFY2005.

The Group's administrative expenses increased by 10.7% from RMB8.8 million in 3QFY2005 to RMB9.8 million in 3QFY2006. The increase was due to the professional and related expenses. The above-mentioned selling expenses and administrative expenses for 3QFY2005 include reclassification from other expenses amounting to RMB331k which was related to share option expense to conform with current period presentation.

Finance costs dropped from RMB5,000 in 3QFY2006 to RMB4,000 in 3QFY2006.

Overall, profit before income tax has increased from RMB12.3 million in 3QFY2005 to RMB16.5 million in 3QFY2006, representing an increase of 34.0%. The income tax expense has increased from RMB1.7 million in 3QFY2005 to RMB2.8 million in 3QFY2006. Net profit increased considerably from RMB10.6 million in 3QFY2005 to RMB13.7 million in 3QFY2006, representing an increase of 29.6%, mainly because of the increase in service fee income and interest income.

Financial Position

Cash and bank balances, including term deposits, increased from RMB363.9 million as at 31 December 2005 to RMB436.1 million as at 30 September 2006 mainly as a result of the SOE paying the service fee to the Group. Trade receivables increased by 34.3% from RMB19.1 million as at 31 December 2005 to RMB25.7 million as at 30 September 2006. Prepayments and other receivables and deposit for acquisition increased from RMB14.1 million as at 31 December 2005 to RMB21.4 million as at 30 September 2006. The increase was due to the payment of a deposit in accordance with the signing of a MOU for the acquisition of Modern English. As at 30 September 2006, the Goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 30 September 2006 totalled RMB575.3 million (31 December 2005: RMB536.0 million). This represented an increase of 7.3% from the net tangible assets as at 31 December 2005.

Financial support to SOE

In 3QFY2006, the Group received further payment from SOE, which reduced the amount due from SOE from RMB217.9 million as at 31 December 2005 to RMB180.6 million as at 30 September 2006.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With the continued growth of the education business in China, ChinaCast is fully focused on becoming a significant player in this sector. This entails shifting its focus from an education enabler to an education provider including the provision of vocational courses.

The Group is actively pursuing additional university partners as well as having our own contents. In addition to the signing up of Tongji University in 2005, the Group aims to sign up more university partners. The Group has also signed a non-binding MOU to acquire a stake in Modern English, an English training group in China. Consequently, their business is being restructured in anticipation of our acquisition next year.

11. Dividend

(a) Current Financial Period Reported On
None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year

None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not required for quarterly announcement.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not required for quarterly announcement.

15. A breakdown of sales.

Not required for quarterly announcement.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Not required for quarterly announcement.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
14/11/2006

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	03-Jan-2007 12:43:57
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 30-12-2006
2. Name of Substantial Shareholder * — Intel Pacific, Inc
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	% .
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	22-12-2006
2.	The change in the percentage level	From 9.76 % To 5.01 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Disposal of shares to Great Wall Acquisition Corporation as per the Irrevocable Undertaking given.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	45,656,669	0
As a percentage of issued share capital	9.76 %	0 %
No. of shares held after the change	23,433,751	0
As a percentage of issued share capital	5.01 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	03-Jan-2007 12:48:13
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	30-12-2006
2.	Name of Substantial Shareholder *	Intel Corporation

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of Issued share capital	%

>> PART III

1.	Date of change of Interest	22-12-2006
2.	The change in the percentage level	From 9.76 % To 5.01 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Disposal of shares by Intel Pacific Inc ("IPI") as per the Irrevocable Undertaking given by IPI to Great Wall Acquisition Corporation.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	45,656,669
As a percentage of issued share capital	0 %	9.76 %
No. of shares held after the change	0	23,433,751
As a percentage of issued share capital	0 %	5.01 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	28-Dec-2006 17:44:25
Announcement No.	00068

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-12-2006
2.	Name of Substantial Shareholder *	Great Wall Acquisition Corporation ("GWAC")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	26-12-2006
2.	The change in the percentage level	From 63.77 % To 65.58 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in interest on 26 December 2006 from 63.77% to 65.58% pursuant to the receipt of acceptances tendered in acceptance of the voluntary offer by GWAC to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	298,419,074	0
As a percentage of issued share capital	63.77 %	0 %
No. of shares held after the change	306,883,360	0
As a percentage of issued share capital	65.58 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:20:23
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer *	26-12-2006
2. Name of Substantial Shareholder *	Super Dynamic Consultancy Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]	
2. Name of Registered Holder	
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	21-12-2006
2.	The change in the percentage level	From 14.39 % To 0 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Cessation of interest due to the disposal of shares to Great Wall Acquisition Corporation as per the Irrevocable Undertaking given.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	67,326,820	0
As a percentage of issued share capital	14.39 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:31:09
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	26-12-2006
2.	Name of Substantial Shareholder *	Technology Venture Investments Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	21-12-2006
2.	The change in the percentage level	From 7.06 % To 0 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Cessation of interest due to the disposal of shares to Great Wall Acquisition Corporation as per the Irrevocable Undertaking given.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	33,037,221	0
As a percentage of issued share capital	7.06 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:34:56
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	26-12-2006
2.	Name of Substantial Shareholder *	Turnaround Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	21-12-2006
2.	The change in the percentage level	From 14.39 % To 0 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Cessation of interest due to the disposal of shares by Super Dynamic Consultancy Limited ("Super Dynamic") as per the Irrevocable Undertaking given by Super Dynamic to Great Wall Acquisition Corporation.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	67,326,820
As a percentage of issued share capital	0 %	14.39 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:40:23
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	26-12-2006
2.	Name of Substantial Shareholder *	Hudson Hut-Shing Wong

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	21-12-2006
2.	The change in the percentage level	From 14.39 % To 0 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Cessation of interest due to the disposal of shares by Super Dynamic Consultancy Limited ("Super Dynamic") as per the Irrevocable Undertaking given by Super Dynamic to Great Wall Acquisition Corporation.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	67,326,820
As a percentage of issued share capital	0 %	14.39 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:43:46
Announcement No.	00107

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOTICE OF CHANGE IN DIRECTOR'S / SUBSTANTIAL SHAREHOLDER'S INTERESTS
Description	Please refer to the attached.
Attachments:	MrYinJianping_CessationOfInterest.pdf Total size = **14K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF CHANGE IN DIRECTOR'S/SUBSTANTIAL SHAREHOLDER'S INTERESTS

PART I [Please complete this Part]

1. **Date of notice to issuer:** 26/12/2006

2. **Name of Director/Substantial Shareholder:** YIN JIANPING

3. **Please tick one or more of appropriate box(es):**

[X] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[ ] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[X] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 21/12/2006

2. **Name of Registered Holder:** YIN JIANPING

3. **Circumstance(s) giving rise to the interest or change in interest:** Cessation of direct interest due to the disposal of 1,000,000 shares to Great Wall Acquisition Corporation ("GWAC") as per the Irrevocable Undertaking given and cessation of deemed interest due to the disposal of 67,326,820 shares by Super Dynamic Consultancy Limited to GWAC as per the Irrevocable Undertaking given.

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before change:	1,000,000
As a percentage of issued share capital:	0.21%
No. of shares which are the subject of this notice:	1,000,000
As a percentage of issued share capital:	0.21%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.046970408 common stock, par value US$0.0001 per share of GWAC
No. of shares held after the change:	0
As a percentage of issued share capital:	0.00%

PART III

1. **Date of change of interest:** 21/12/2006

2. **The change in the percentage level:** Change in the percentage level of direct and deemed interests from 0.21% and 14.39% respectively to 0%.

3. **Circumstance(s) giving rise to the interest or change in interest:** # Others

   # Please specify details: As indicated in the item 3, Part II above.

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

The change in the percentage level is the result of a series of transactions.

PART IV

1. **Holdings of <u>Director/Substantial Shareholder</u>, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:	1,000,000	67,326,820
As a percentage of issued share capital:	0.21%	14.39%
No. of shares held after the change:	0	0
As a percentage of issued share capital:	0.00%	0.00%

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:47:55
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	26-12-2006
2.	Name of Substantial Shareholder *	Venture International Investment Holdings Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 21-12-2006

2. The change in the percentage level — From 7.06 % To 0 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Cessation of interest due to the disposal of shares by Technology Venture Investments Limited ("TVI") as per the Irrevocable Undertaking given by TVI to Great Wall Acquisition Corporation.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	33,037,221
As a percentage of issued share capital	0 %	7.06 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	26-Dec-2006 19:51:08
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF CHANGE IN DIRECTOR'S / SUBSTANTIAL SHAREHOLDER'S INTERESTS
Description	Please refer to the attached.
Attachments:	MrRonChan_CessationOfInterest.pdf Total size = **14K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF CHANGE IN DIRECTOR'S / SUBSTANTIAL SHAREHOLDER'S INTERESTS

PART I [Please complete this Part]

1. **Date of notice to issuer:** 26/12/2006

2. **Name of Director/Substantial Shareholder:** Chan Tze Ngon, Ron

3. **Please tick one or more of appropriate box(es):**

[X] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[ ] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[X] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 21/12/2006

2. **Name of Registered Holder:** Chan Tze Ngon, Ron

3. **Circumstance(s) giving rise to the interest or change in interest:** Cessation of direct interest due to the disposal of 43,797,220 shares to Great Wall Acquisition Corporation ("GWAC") as per the Irrevocable Undertaking given and cessation of deemed interest duo to the disposal of 33,037,221 shares by Technology Venture Investments Limited to GWAC as per the Irrevocable Undertaking given.

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before change: **As a percentage of issued share capital:**	43,797,220 9.36%
No. of shares which are the subject of this notice:	43,797,220
As a percentage of issued share capital:	9.36%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.046970408 common stock, par value US$0.0001 per share of GWAC
No. of shares held after the change: **As a percentage of issued share capital:**	0 0.00%

PART III

1. **Date of change of interest:** 21/12/2006

2. **The change in the percentage level:** Change of direct and deemed interest from 9.36% and 7.06% respectively to 0%.

3. **Circumstance(s) giving rise to the interest or change in interest:** # Others

 # Please specify details: As indicated in the item 3, Part II above.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Director/Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	43,797,220	33,037,221
As a percentage of issued share capital:	9.36%	7.06%
No. of shares held after the change:	0	0
As a percentage of issued share capital:	0.00%	0.00%

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	26-Dec-2006 19:57:15
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOTICE OF CHANGE IN A DIRECTOR'S DEEMED INTEREST
Description	Please see attached.
Attachments:	MrLiWei_CessationOfInterest.pdf Total size = **13K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF CHANGE IN A DIRECTOR'S DEEMED INTEREST

PART I [Please complete this Part]

1. **Date of notice to issuer:** 26/12/2006
2. **Name of Director:** Li Wei
3. **Please tick one or more of appropriate box(es):**

[X] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[ ] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[ ] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 21/12/2006
2. **Name of Registered Holder:** Time Global International Limited
3. **Circumstance(s) giving rise to the interest or change in interest:** Cessation of deemed interest due to the disposal of 1,749,107 shares by Time Global International Limited ("Time Global") to Great Wall Acquisition Corporation ("GWAC") as per the Irrevocable Undertaking given by Time Global.

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before change: **As a percentage of issued share capital:**	1,749,107 0.37%
No. of shares which are the subject of this notice:	1,749,107
As a percentage of issued share capital:	0.37%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.046970408 common stock, par value US$0.0001 per share of GWAC
No. of shares held after the change: **As a percentage of issued share capital:**	0 0.00%

PART III **Not Applicable**

1. **Date of change of interest:**
2. **The change in the percentage level:**
3. **Circumstance(s) giving rise to the interest or change in interest:**

 # Please specify details:

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. **Holdings of <u>Director</u>, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:	0	1,749,107
As a percentage of issued share capital:	0.00%	0.37%
No. of shares held after the change:	0	0
As a percentage of issued share capital:	0.00%	0.00%

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	26-Dec-2006 19:54:27
Announcement No.	00110

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Description	Please see attached.
Attachments:	GWAC_NoticeOfNewSubstabtialShareholder.pdf Total size = **13K** (2048K size limit recommended)

Close Window

CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST

PART I [Please complete this Part]

1. **Date of notice to issuer:** 26/12/2006

2. **Name of Substantial Shareholder:** GREAT WALL ACQUISITION CORPORATION ("GWAC")

3. **Please tick one or more of appropriate box(es):**

[ ] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[X] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[ ] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of Interest:** 21/12/2006 and 22/12/2006

2. **Name of Registered Holder:** DBS NOMINEES (PTE) LTD.

3. **Circumstance(s) giving rise to the interest or change in interest:** Change in interest on 21 December 2006 from 0% to 57.45% and 22 December 2006 from 57.45% to 63.77% pursuant to the receipt of acceptances tendered in acceptance of the voluntary conditional offer (the "Offer") by GWAC to acquire all the issued ordinary shares of US$0.08 each in the share capital of the Company. The Offer has become unconditional on 21 December 2006.

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before change: **As a percentage of issued share capital:**	0 0.00%
No. of shares which are the subject of this notice:	298,419,074
As a percentage of issued share capital:	63.77%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.046970408 common stock, par value US$0.0001 per share of GWAC
No. of shares held after the change: **As a percentage of issued share capital:**	298,419,074 63.77%

PART III

1. **Date of change of interest:** **Not Applicable**

2. **The change in the percentage level:**

3. **Circumstance(s) giving rise to the interest or change in interest:**

   # Please specify details:

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. **Holdings of Substantial Shareholder, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:	0	0
As a percentage of issued share capital:	0.00%	0.00%
No. of shares held after the change:	298,419,074	0
As a percentage of issued share capital:	63.77%	0.00%

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	26-Dec-2006 19:13:17
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CHANGE OF ADDRESS OF SHARE TRANSFER AGENT IN SINGAPORE AND PLACE WHERE REGISTER OF MEMBERS IS KEPT
Description	Further to the Company's announcement under the heading of "Change of Place Where Register of Members is Kept" released to the SGX-ST on 21 December 2006, the Company wishes to clarify that since the Company is a Bermuda incorporated company, its Register of Members is not maintained at the office of its Singapore Share Transfer Agent. Therefore, the Company wishes to announcement that there was no change in the place of Register of Members of the Company is kept and there was only a change of address of the Company's Share Transfer Agent in Singapore effected from 18 December 2006 to 3 Church Street #08-01, Samsung Hub, Singapore 049483.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	21-Dec-2006 17:37:27
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CHANGE OF PLACE WHERE REGISTER OF MEMBERS IS KEPT
Description	Pursuant to Rule 704(1) of the SGX-ST Listing Manual, the board of directors of Chinacast Communication Holdings Limited ("the Company") wishes to announce that the place where the Company's Register of Members is kept has been changed to 3 Church Street #08-01, Samsung Hub, Singapore 049483, with effect from 18 December 2006 due to the relocation of the office of Lim Associates (Pte) Ltd, the Company's Share Transfer Agent in Singapore to the aforesaid address.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	21-Dec-2006 12:47:34
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	21-12-2006
2.	Name of Substantial Shareholder *	DTV Network Systems, Inc.

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 14.25 % To 13.46 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	62,966,736
As a percentage of issued share capital	0 %	14.25 %
No. of shares held after the change	0	62,966,736
As a percentage of issued share capital	0 %	13.46 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Print this page

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	21-Dec-2006 12:51:07
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	21-12-2006
2.	Name of Substantial Shareholder *	Hughes Electronic Corporation (now known as The DIRECTV Group, Inc.)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 14.25 % To 13.46 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	62,966,736
As a percentage of issued share capital	0 %	14.25 %
No. of shares held after the change	0	62,966,736
As a percentage of issued share capital	0 %	13.46 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	20-Dec-2006 17:28:10
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 20-12-2006

2. Name of Substantial Shareholder * — Intel Pacific, Inc

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 10.33 % To 9.76 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	45,656,669	0
As a percentage of issued share capital	10.33 %	0 %
No. of shares held after the change	45,656,669	0
As a percentage of issued share capital	9.76 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	*ANTONIO SENA*
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	20-Dec-2006 17:32:27
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	20-12-2006
2.	Name of Substantial Shareholder *	Intel Corporation

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 10.33 % To 9.76 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	45,656,669
As a percentage of issued share capital	0 %	10.33 %
No. of shares held after the change	0	45,656,669
As a percentage of issued share capital	0 %	9.76 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window